   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 1994

                                                       REGISTRATION NO. 33-51391
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 4

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          KAISER ALUMINUM CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                                 3334                                94-3030279
(STATE OF INCORPORATION)             (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
                                      CLASSIFICATION CODE NUMBER)                  IDENTIFICATION
                                                                                       NUMBER)
            5847 SAN FELIPE, SUITE 2600                             ANTHONY R. PIERNO
             HOUSTON, TEXAS 77057-3010                     VICE PRESIDENT AND GENERAL COUNSEL
                  (713) 267-3777                               KAISER ALUMINUM CORPORATION
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,             5847 SAN FELIPE, SUITE 2600
   INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL               HOUSTON, TEXAS 77057-3010
                EXECUTIVE OFFICES)                                   (713) 267-3777
                                                    (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE
                                                   NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------
                        Copies of all communications to:

               HOWARD A. SOBEL, ESQ.                              BETH R. NECKMAN, ESQ.
         KRAMER, LEVIN, NAFTALIS, NESSEN,                           LATHAM & WATKINS
                  KAMIN & FRANKEL                                   885 THIRD AVENUE
                 919 THIRD AVENUE                               NEW YORK, NEW YORK 10022
             NEW YORK, NEW YORK 10022                                (212) 906-1200
                  (212) 715-9100

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

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- ------------------------------------------------------------------------------------------------------------
                                                                PROPOSED        PROPOSED
                                                                MAXIMUM         MAXIMUM
            TITLE OF EACH CLASS                                 OFFERING       AGGREGATE       AMOUNT OF
               OF SECURITIES                  AMOUNT TO BE       PRICE          OFFERING      REGISTRATION
              TO BE REGISTERED                 REGISTERED      PER SHARE         PRICE            FEE
- ------------------------------------------------------------------------------------------------------------
     % PRIDES(SM), Convertible Preferred
  Stock, par value $.05 per share...........       (1)            (2)        $96,600,000(3)    $33,311(4)
Common Stock, par value $.01 per share......       (5)            N/A             N/A             N/A
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

(1) An indeterminate number of shares of     % PRIDES, Convertible Preferred
    Stock, equal to the Proposed Maximum Aggregate Offering Price of the     %
    PRIDES, Convertible Preferred Stock (which assumes exercise of the Underwriters' over-allotment option) divided by the actual initial offering
    price to the public per share of the     % PRIDES, Convertible Preferred
    Stock.
(2) The initial offering price per share of the     % PRIDES, Convertible
    Preferred Stock will depend on the market price of the Registrant's Common Stock at the time the initial offering price to the public of the shares of
        % PRIDES, Convertible Preferred Stock is determined.
(3) Assumes exercise of the Underwriters' over-allotment option.
(4) Previously paid.
(5) An indeterminate number of shares of Common Stock issuable upon, or in
    connection with, the conversion or redemption of the     % PRIDES,
    Convertible Preferred Stock, including shares of Common Stock issuable in respect of accrued and unpaid dividends and additional shares of Common Stock that may become issuable as a consequence of adjustments to the Common Equivalent Rate and Optional Conversion Rate (the respective rates at which
    a share of     % PRIDES, Convertible Preferred Stock is mandatorily or
    voluntarily converted into shares of Common Stock).
                            ------------------------
     (SM) Service mark of Merrill Lynch & Co., Inc.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
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

                           KAISER ALUMINUM CORPORATION

                         ------------------------------

                             CROSS-REFERENCE SHEET
  SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-3
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                        ITEMS OF FORM S-3                           CAPTION OR LOCATION
       ---------------------------------------------------  -----------------------------------
   1.  Forepart of the Registration Statement and Outside
         Front Cover Page of Prospectus...................  Outside Front Cover Page
   2.  Inside Front and Outside Back Cover Pages of
         Prospectus.......................................  Inside Front and Outside Back Cover
                                                              Pages; Available Information
   3.  Summary Information, Risk Factors and Ratio of
         Earnings to Fixed Charges........................  Summary; Risk Factors; Selected
                                                              Historical and Pro Forma
                                                              Consolidated Financial Data
   4.  Use of Proceeds....................................  Summary; Use of Proceeds
   5.  Determination of Offering Price....................  Outside Front Cover Page;
                                                              Underwriting
   6.  Dilution...........................................  Not Applicable
   7.  Selling Security Holders...........................  Not Applicable
   8.  Plan of Distribution...............................  Outside Front Cover Page;
                                                              Underwriting
   9.  Description of Securities to be Registered.........  Outside Front Cover Page; Summary;
                                                              Description of the PRIDES;
                                                              Federal Income Tax Considerations
  10.  Interests of Named Experts and Counsel.............  Legal Matters; Experts
  11.  Material Changes...................................  Incorporation of Certain Documents
                                                            by Reference; Summary; The Company;
                                                              Selected Historical and Pro Forma
                                                              Consolidated Financial Data;
                                                              Management's Discussion and
                                                              Analysis of Financial Condition
                                                              and Results of Operations;
                                                              Business; Management; Certain
                                                              Transactions; Description of
                                                              Principal Indebtedness;
                                                              Description of Senior Notes;
                                                              Consolidated Financial Statements
  12.  Incorporation of Certain Information by
         Reference........................................  Incorporation of Certain Documents
                                                            by Reference
  13.  Disclosure of Commission Position on
         Indemnification for Securities Act Liabilities...  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY
     NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER
     TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 10, 1994

PROSPECTUS

                                8,000,000 SHARES

                          KAISER ALUMINUM CORPORATION
                                      % PRIDES(SM)

                          CONVERTIBLE PREFERRED STOCK
                            ------------------------
    Kaiser Aluminum Corporation, a Delaware corporation (the "Company"), is hereby offering for sale 8,000,000 shares of Preferred Redeemable Increased
Dividend Equity Securities(SM),     % PRIDES(SM), Convertible Preferred Stock,
par value $.05 per share (the "PRIDES").

    The annual dividend payable with respect to each share of PRIDES is $    .
Dividends will be cumulative from the date of issuance and will be payable quarterly in arrears on the last day of each March, June, September and December of each year, commencing March 31, 1994. The liquidation preference applicable to each share of PRIDES is equal to the sum of (i) the per share price to the public shown below, and (ii) the amount of accrued and unpaid dividends thereon.

    On December 31, 1997 (the "Mandatory Conversion Date"), unless either previously redeemed or converted at the option of the holder, each of the outstanding shares of PRIDES will mandatorily convert into (i) one share of the Company's common stock, par value $.01 per share (the "Common Stock"), subject to adjustment in certain events and (ii) the right to receive an amount in cash equal to all accrued and unpaid dividends thereon.

    Shares of PRIDES are not redeemable prior to December 31, 1996. At any time and from time to time on or after December 31, 1996, until immediately prior to the Mandatory Conversion Date, the Company may redeem any or all of the outstanding shares of PRIDES. Upon any such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of Common
Stock equal to (A) the sum of (i) $      , declining after December 31, 1996, as
set forth herein to $      until the Mandatory Conversion Date, plus, in the
event the Company does not elect to pay cash dividends to the redemption date,
(ii) all accrued and unpaid dividends thereon (the "Call Price") divided by (B) the Current Market Price (as defined herein) on the applicable date of
determination, but in no event less than     of a share of Common Stock, subject
to adjustment in certain events.

    At any time prior to the Mandatory Conversion Date, unless previously redeemed, each share of PRIDES is convertible at the option of the holder
thereof into     of a share of Common Stock (equivalent to a conversion price of
$    per share of Common Stock (the "Conversion Price")), subject to adjustment in certain events. The number of shares of Common Stock a holder will receive upon redemption, and the value of the shares received upon conversion, will vary depending on the market price of the Common Stock from time to time, all as set forth herein.

    The opportunity for equity appreciation afforded by an investment in the shares of PRIDES is less than that afforded by an investment in the Common Stock because the Conversion Price is higher than the per share price to the public of the shares of PRIDES, and the Company may, at its option, redeem the shares of PRIDES at any time on or after December 31, 1996, and prior to the Mandatory Conversion Date, and may be expected to do so if, among other circumstances, the Current Market Price of the Common Stock exceeds the Call Price. In such event, a holder of a share of PRIDES will receive less than one share of Common Stock,
but no less than     of a share of Common Stock. The value per share of PRIDES
of the Common Stock received by holders of PRIDES may be more or less than the per share amount paid for the PRIDES offered hereby, due to market fluctuations in the price of the Common Stock. For a detailed description of the terms of the PRIDES, see "Description of PRIDES." The Company does not currently pay dividends on its Common Stock. Annual dividends per share of Common Stock may be increased or decreased at the discretion of the Board of Directors of the Company (except that the New Credit Agreement (as defined) will prohibit the Company from paying dividends on its Common Stock). See "Dividend Policy."

    The shares of PRIDES and the Common Stock issuable in respect thereof have been approved for listing on the New York Stock Exchange (the "NYSE"), subject to official notice of issuance. The shares of PRIDES will be listed on the NYSE under the symbol "KLUPrD." The Company's Common Stock is listed on the NYSE under the symbol "KLU." The closing sale price of the Common Stock on the NYSE on February 8, 1994, was $11 7/8 per share.

    In connection with the offering of shares of PRIDES hereby, Kaiser Aluminum & Chemical Corporation, a Delaware corporation and a wholly owned subsidiary of the Company ("KACC"), is concurrently offering, pursuant to a separate prospectus, $225.0 million aggregate principal amount of its Senior Notes (as defined). For a detailed description of the terms of the Senior Notes, see "Description of Principal Indebtedness." KACC is also replacing its existing Credit Agreement (as defined) with a new five year, secured revolving line of credit in the amount of $250.0 million (the "New Credit Agreement"). The offering of the shares of PRIDES, the offering of the Senior Notes and the effectiveness of the New Credit Agreement will be conditioned upon the simultaneous closing of all such transactions.

    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE PRIDES OFFERED HEREBY.
                            ------------------------
         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
       THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

- ---------------------------------------------------------------------------------------------------------
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                                           PRICE TO             UNDERWRITING            PROCEEDS TO
                                           PUBLIC(1)             DISCOUNT(2)           COMPANY(1)(3)
- ---------------------------------------------------------------------------------------------------------
Per share of PRIDES.................            $                     $                      $
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Total(4)............................            $                     $                      $
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
(1) Plus accrued dividends, if any, from the date of issue.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $600,000.
(4) The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 1,200,000 shares of PRIDES to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $      , $      and $      , respectively. See
    "Underwriting."
                            ------------------------

    The PRIDES are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the PRIDES offered hereby will be made in New York, New York, on or
about February   , 1994.

(SM) Service Mark of Merrill Lynch & Co., Inc.
                            ------------------------

MERRILL LYNCH & CO.
                BEAR, STEARNS & CO. INC.
                                DONALDSON, LUFKIN & JENRETTE
                                      SECURITIES
                                      CORPORATION
                                             PAINEWEBBER INCORPORATED
                                                        SALOMON BROTHERS INC
                            ------------------------

               The date of this Prospectus is February   , 1994.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, information statements and other information filed by the Company can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 7 World Trade Center, New York, New York, 10048 and at Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Company's $.65 Depositary Shares (the "$.65 Depositary Shares"), each representing ownership of one-tenth of a share of the Company's Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares") and Common Stock are listed on the NYSE, and reports, proxy statements, information statements and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and this offering. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     The Company will distribute to holders of the shares of PRIDES being offered hereby annual reports containing audited financial statements and an opinion thereon by the Company's independent public accountants, and quarterly reports containing unaudited summary financial information for each of the first three fiscal quarters of each fiscal year.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of any such documents are available upon request and without charge from Mr. Byron Wade, Vice President, Secretary and Deputy General Counsel, Kaiser Aluminum Corporation, 5847 San Felipe, Suite 2600, Houston, Texas 77057-3010, telephone (713) 267-3777.

     The following documents filed by the Company with the Commission are hereby incorporated by reference into this Prospectus:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.

     (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 1993.

     (3) The Company's Proxy Statements, dated April 30 and August 19, 1993.

     (4) Form 8-A, filed on June 21, 1993, for registration of the Company's $.65 Depositary Shares, Series A Shares and Common Stock.

     (5) Form 8-A/A, filed on August 10, 1993, amending Form 8-A filed on June 21, 1993.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of PRIDES hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF PRIDES, THE $.65 DEPOSITARY SHARES AND THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements (including the Notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the over-allotment option granted to the Underwriters will not be exercised. All references to tons in this Prospectus refer to metric tons of 2,204.6 pounds.

                                  THE COMPANY

     Kaiser Aluminum Corporation, a Delaware corporation (the "Company"), is one of the world's leading producers of alumina, primary aluminum and fabricated (including semi-fabricated) aluminum products. The Company, through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation, a Delaware corporation ("KACC"), operates in all principal aspects of the aluminum industry -- the mining of bauxite, the refining of bauxite into alumina, the production of primary aluminum and the manufacture of fabricated aluminum products. In 1993, the Company produced 2,826,600 tons of alumina, of which approximately 71% was sold to third parties, produced 436,200 tons of primary aluminum, of which approximately 56% was sold to third parties, and shipped approximately 373,200 tons of fabricated aluminum products to third parties, which accounted for approximately 6% of the total tonnage of United States domestic fabricated aluminum products shipments in 1993. The Company's share of total Western world alumina capacity and total Western world primary aluminum capacity was 8% and 3%, respectively, in 1993.

     The Company's strategy is to enhance its position as a leading producer of alumina, primary aluminum and fabricated aluminum products by:

     Increasing alumina production capacity. The Company has increased the capacity of its 65%-owned Alumina Partners of Jamaica ("Alpart") alumina refinery from 1,000,000 tons per year as of December 31, 1990, to 1,450,000 tons per year as of December 31, 1992. In addition, during the past several years the Company has increased production at its Gramercy, Louisiana alumina refinery and its 28.3%-owned Queensland Alumina Limited ("QAL") alumina refinery located in Australia. The percentage of the Company's alumina production sold to third parties increased to approximately 71% in 1993 from approximately 35% in 1987. Among alumina producers, the Company believes it is now the world's second largest seller of alumina to third parties. In light of the previously announced, and possible future, curtailments or permanent shutdowns of world-wide primary aluminum production, the Company anticipates that its alumina production and alumina sales to third parties will decline in 1994 from 1993 levels. See "-- Recent Trends and Developments."

     Improving the efficiency of its operations. From 1980 to 1993, on a per employee basis, alumina production increased by approximately 54% at the Company's Gramercy, Louisiana alumina refinery; fabricated products shipments increased by approximately 128% at the Company's Trentwood, Washington fabricating facility; and sales volume for aluminum operations as a whole increased by over 250%. Primary aluminum production at the Company's Mead and Tacoma smelters was curtailed in 1993 because of a power reduction imposed by the Bonneville Power Administration ("BPA") which reduced the operating rates for such smelters. From 1980 to 1992, prior to the BPA power reductions, on a per employee basis, primary aluminum production increased by approximately 72% and 39%, respectively, at the Mead and Tacoma smelters, and from 1980 to 1993, subsequent to the BPA power reductions, such primary aluminum production increased by approximately 36% and 15%, respectively, at such smelters. See "Risk Factors -- Recent Developments in Power Supply for Pacific Northwest Operations and Resultant Production Curtailments." The Company has also streamlined and decentralized its management structure to reduce corporate overhead and shift decision-making and accountability to its business units. KACC announced in October 1993 that it is restructuring its flat-rolled products operation at its Trentwood plant in the state of Washington, which is expected to result in annual cost savings of approximately $50.0 million after the restructuring has been fully implemented. See "-- Recent Trends and Developments."

     The Company has developed and installed proprietary retrofit technology in all of its smelters, which has contributed to increased and more efficient production of primary aluminum. The Company is actively engaged in efforts to license this technology and sell technical and managerial assistance to other producers worldwide, and may participate in joint ventures or similar business partnerships which employ the Company's technical and managerial knowledge. Through continuing technological improvements, the Company's smelters have achieved improved energy efficiency and longer average life of reduction cells. From 1980 to 1993, the Company's average kilowatt hours of electricity utilized per ton of primary aluminum production was reduced by approximately 13% and the average life of reduction cells was increased by approximately 102%.

     Concentrating its fabricated aluminum products operations on the beverage container market and on high value-added transportation products. The Company operates a high-speed, wide-coil coating line which has reduced costs, improved quality and increased sales of aluminum to the beverage container industry. The Company believes that it is one of the highest quality producers of aluminum beverage can stock in the world. Over the past several years, the Company has also constructed four new fabrication facilities and modernized and expanded others to produce high value-added automotive (including air bag cannisters), truck (including truck wheels and hubs), trailer and aerospace products.

     Implementing a refinancing plan. The offering of PRIDES, the concurrent
offering by KACC of $225.0 million aggregate principal amount of its      %
Senior Notes due 2002 (the "Senior Notes"), and the replacement of KACC's existing Credit Agreement (the "Credit Agreement") are the final steps of a comprehensive refinancing plan which the Company began in January 1993. The plan is intended to extend the maturities of the Company's outstanding indebtedness, to enhance its liquidity and to raise new equity capital.

     As of December 31, 1992, the Company's long-term indebtedness consisted principally of $321.7 million aggregate amount of KACC's 14 1/4% Senior Subordinated Notes due 1995 (the "14 1/4% Notes"), and the Credit Agreement, which matures in November 1994. KACC refinanced the 14 1/4% Notes through the issuance in February 1993 of $400.0 million aggregate principal amount of its 12 3/4% Senior Subordinated Notes due 2003 (the "12 3/4% Notes"). In addition, KACC has received a commitment (the "Commitment Letter") to replace the Credit Agreement ($262.2 million outstanding as of February 7, 1994, including $37.2 million in outstanding letters of credit) with a $250.0 million secured, revolving line of credit, scheduled to mature in 1999 (the "New Credit Agreement"). Bank of America National Trust and Savings Association ("Bank of America") and BankAmerica Business Credit, Inc. ("BA") have committed, subject to certain terms and conditions, to provide the full $250.0 million of the New Credit Agreement.

     As of December 31, 1993, the Company's total consolidated indebtedness was $729.4 million, and $113.6 million of borrowing capacity was unused under the revolving credit facility of the Credit Agreement. On a pro forma basis, after giving effect to the sale of the PRIDES, the sale of the Senior Notes and the effectiveness of the New Credit Agreement (collectively, the "Refinancing Transactions"), as of December 31, 1993, the Company's total consolidated indebtedness would have been $765.9 million, $182.5 million of borrowing capacity would have been available for use under the New Credit Agreement and the Company would have had additional cash available of $106.1 million. See "Capitalization." The foregoing does not give effect to $73.6 million of guaranteed unconsolidated joint venture indebtedness of the Company and $37.6 million of other guarantees and letters of credit outstanding as of December 31, 1993.

     To increase its equity capital, the Company consummated a public offering of its $.65 Depositary Shares in June 1993 pursuant to which the Company realized net proceeds of approximately $119.3 million. The Company will realize additional net proceeds of approximately $88.6 million as a result of the sale of the PRIDES. See "Use of Proceeds."

     After giving effect to the Refinancing Transactions, the scheduled amortization of the Company's long-term indebtedness through 1998 will be substantially reduced and the Company expects that it will be able to satisfy its debt service and capital expenditure requirements through at least December 31, 1995, from cash flows generated by operations and, to the extent necessary, from borrowings under the New Credit Agreement. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Capital Spending."

                         RECENT TRENDS AND DEVELOPMENTS

     Exports from the Commonwealth of Independent States, additions to smelter capacities during the past several years, continued high operating rates and other factors have contributed to a significant increase in primary aluminum inventories in the Western world. If Western world production and exports from the Commonwealth of Independent States continue at current levels, primary aluminum inventory levels will increase further in 1994. The foregoing factors, among others, have contributed to a significant reduction in the market price of primary aluminum, and may continue to adversely affect the market price of primary aluminum in the future.

     Government officials from the European Union, the United States of America, Canada, Norway, Australia and the Russian Federation met in a multilateral conference in January 1994, to discuss the current excess global supply of primary aluminum. All six participating governments have ratified as a trade agreement the resulting Memorandum of Understanding (the "Memorandum") which provides, in part, for (i) a reduction in Russian Federation primary aluminum production by 300,000 tons per year within three months of the date of ratification of the Memorandum and an additional 200,000 tons within the following three months, (ii) improved availability of comprehensive data on Russian aluminum production and (iii) certain assistance to the Russian aluminum industry. A Russian Federation Trade Ministry official has publicly stated that the output reduction would remain in effect for 18 months to two years, provided that other worldwide production cutbacks occur, existing trade restrictions on aluminum are eliminated and no new trade restrictions on aluminum are imposed. The Memorandum does not require specific levels of production cutbacks by other producing nations. A further meeting of the participants is scheduled for the end of February 1994. There can be no assurance that the implementation of the Memorandum will adequately address the current oversupply of primary aluminum. See "-- Sensitivity to Prices and Hedging Programs -- Alumina and Primary Aluminum." The Company will continue to assess its production levels in light of market prices, industry inventory levels, production costs and user demand and, based on these and other factors, could determine to curtail production at certain of its facilities in the future.

     If the Company's average realized sales prices in 1994 for substantial quantities of its primary aluminum and alumina were based on the current market price of primary aluminum (the average Midwest U.S. transaction price ("AMT Price") was 61.14c per pound for the week ended February 4, 1994 -- See "Business -- Sensitivity to Prices"), the Company would continue to sustain net losses in 1994, which would be expected to approximate the loss in 1993 ($81.5 million) before (a) extraordinary loss and cumulative effect of changes in accounting principles, (b) the charges related to the restructuring of the Trentwood plant and certain other facilities (the "1993 Facilities Charges") and
(c) certain other charges principally related to a reduction in the carrying value of the Company's inventories ($19.4 million, which is included in cost of goods sold) and the establishment of additional litigation and environmental reserves (the "Other 1993 Charges"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Industry Overview -- Recent Industry Trends" and "Business -- Sensitivity to Prices and Hedging Programs -- Alumina and Primary Aluminum."

     KACC announced in October 1993 that it is restructuring its flat-rolled products operation at its Trentwood plant in the state of Washington, to reduce that facility's annual operating costs. This effort is in response to over-capacity in the aluminum rolling industry, flat demand in can stock markets, and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which have resulted in declining prices in Trentwood's key markets. The Trentwood restructuring is expected to result in annual cost savings of approximately $50.0 million after it has been fully implemented (which is expected to occur during the next two years). See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Product Operations -- Fabricated Products."

                      FOURTH QUARTER AND YEAR END RESULTS

     The Company's net sales totaled $415.9 million in the fourth quarter of 1993, compared with $496.0 million in the fourth quarter of 1992 and $1,719.1 million for the full year of 1993, compared with $1,909.1 million for the full year of 1992. Revenues decreased in the fourth quarter of 1993 as compared to the fourth quarter of 1992 due principally to lower average realized prices and shipments of primary aluminum and alumina and lower average realized prices of most fabricated products, partially offset by increased shipments of fabricated products during the 1993 period compared with the 1992 period. Revenues decreased for the full year of 1993 as compared to the full year of 1992 due principally to lower shipments of primary aluminum and lower average realized prices of primary aluminum and alumina and, to a lesser extent, of fabricated products, partially offset by increased shipments of most fabricated products during 1993 as compared to 1992.

     The Company will report a net loss before extraordinary loss and cumulative effect of changes in accounting principles of $123.1 million (including the 1993 Facilities Charges and the Other 1993 Charges) for the full year of 1993, compared with net income of $26.9 million for the full year of 1992. The Company will report a net loss of $66.1 million (including the 1993 Facilities Charges and the Other 1993 Charges) for the fourth quarter of 1993, compared with net income of $2.6 million for the fourth quarter of 1992. The Company recognized an after-tax loss relating to the cumulative effect of changes in accounting principles of $507.3 million and an after-tax extraordinary loss on early extinguishment of debt of $21.8 million in the first quarter of 1993. See Note
(1) of "Summary Historical and Pro Forma Consolidated Financial Data."

     The fourth quarter results include a pre-tax charge of $35.8 million ($22.6 million after-tax) related to the 1993 Facilities Charges and pre-tax charges of $30.2 million ($19.0 million after-tax) principally related to the Other 1993 Charges. The Company will also recognize an after-tax reduction of stockholders' equity of $14.9 million in the fourth quarter of 1993 to reflect the lowering of the discount rate used to calculate the Company's minimum pension liability. The Company recognized a pre-tax charge of $29.0 million ($24.2 million after-tax) related to a reduction in the carrying value of the Company's inventory, pre-tax income of $14.0 million ($11.7 million after-tax) for non-recurring adjustments to previously recorded liabilities and reserves and an after-tax reduction of stockholders' equity of $6.7 million in the fourth quarter of 1992.

                                  THE OFFERING

SECURITIES OFFERED.........  The PRIDES are shares of convertible preferred stock and rank (i) senior in right and priority of payment to the Common Stock as to dividends and upon liquidation and (ii) on a parity with the Series A Shares as to dividends and upon liquidation. The PRIDES mandatorily convert into shares of Common Stock on December 31, 1997 (the "Mandatory Conversion Date"), and the Company has the option to redeem the shares of PRIDES, in whole or in part, at any time and from time to time on or after December 31, 1996 and prior to the Mandatory Conversion Date at the Call Price (as defined), payable in shares of Common Stock. In addition, the PRIDES are convertible into shares of Common Stock at the option of the holder at any time prior to the Mandatory Conversion Date as set forth below.

DIVIDENDS..................  Holders of shares of PRIDES will be entitled to receive annual cumulative dividends at a rate per
                             annum of    % of the per share price to the public
                             shown on the cover page of this Prospectus
                             (equivalent to a rate of $     per annum for each
                             share of PRIDES), from the date of initial issuance, payable quarterly in arrears on the last day of each March, June, September and December of each year, or, if any such date is not a business day, on the next succeeding business day, provided, however, that, with respect to any dividend period during which a redemption occurs, the Company may, at its option, declare accrued dividends on the shares of PRIDES to, and pay such accrued dividends on, the redemption date, in which case such dividends shall be payable to the holders of shares of PRIDES as of the record date for such dividend payment and shall not be included in the calculation of the Call Price (as defined). The first dividend payment will be for the period from the date of issue

                             (on or about February   , 1994) to and including
                             March 30, 1994, and will be paid on March 31, 1994. Dividends will cease to accrue in respect of the shares of PRIDES on the earlier of (i) the day immediately prior to the Mandatory Conversion Date or (ii) the day immediately prior to their earlier redemption. See "Description of
                             PRIDES -- Dividends."

                             The Company expects to make dividend payments on the shares of PRIDES until the Mandatory Conversion Date out of funds provided to it by KACC pursuant to the terms of the Intercompany Note (as defined in "Use of Proceeds"). The declaration and payment of dividends by the Company on the shares of PRIDES will be expressly permitted by the terms of the New Credit Agreement to the extent the Company receives payments on the Intercompany Note. Payments on the Intercompany Note will be expressly subordinated in right of payment to the extent set forth therein to the prior payment in full of all monetary obligations of KACC under the New Credit Agreement, including certain refundings, refinancings, replacements or restructurings of such monetary obligations, and to the Senior Notes. In the event of a KACC Merger (as defined below under "Voting Rights"), the Intercompany Note will be terminated by operation of law and the payment of dividends on the shares of PRIDES will be subject to the restrictions relating to the declaration and payment of dividends on the capital stock of the surviving entity set forth in the 12 3/4% Note Indenture (as defined) and any other agreements then in effect governing indebtedness of the surviving entity. See "Risk Factors -- Restrictions on Ability to Pay Dividends."

MANDATORY CONVERSION         On the Mandatory Conversion Date, unless previously
                             redeemed or converted, each outstanding share of
                             PRIDES will mandatorily convert into (i) one share
                             of Common Stock, subject to adjustment in certain
                             events, and (ii) the right to receive cash in an
                             amount equal to all accrued and unpaid dividends
                             thereon (other than previously declared dividends
                             payable to a holder of record on a prior date). See
                             "Description of PRIDES -- Mandatory Conversion of
                             PRIDES." The value per share of PRIDES of the
                             Common Stock that may be received by holders of
                             PRIDES upon their mandatory conversion may be more
                             or less than the amount paid for the PRIDES offered
                             hereby due to market fluctuations in the price of
                             the Common Stock.
OPTIONAL REDEMPTION........  Shares of PRIDES are not redeemable prior to
                             December 31, 1996. At any time and from time to
                             time on or after December 31, 1996 until
                             immediately prior to the Mandatory Conversion Date,
                             the Company may redeem any or all of the
                             outstanding shares of PRIDES. Upon any such
                             redemption, each holder will receive, in exchange
                             for each share of PRIDES, a number of shares of
                             Common Stock equal to the sum of (i) $     ,
                             declining after December 31, 1996 as set forth
                             herein to $     until the Mandatory Conversion
                             Date, and (ii) all accrued and unpaid dividends
                             thereon (other than previously declared dividends
                             payable to a holder of record as of a prior date)
                             (the "Call Price") divided by the Current Market
                             Price (as defined) on the applicable date of
                             determination, but in no event less than      of a
                             share of Common Stock, subject to adjustment as described herein. See "Description of
                             PRIDES -- Optional Redemption." The number of shares of Common Stock to be delivered based on the applicable Call Price will be determined on the basis of the Current Market Price of the Common

                             Stock prior to the announcement of the redemption, and the market price of the Common Stock may vary between the date of such determination and the subsequent delivery of such shares.

CONVERSION AT THE OPTION OF
  THE HOLDER...............  At any time prior to the Mandatory Conversion Date, unless previously redeemed, each share of PRIDES is convertible at the option of the holder thereof
                             into      of a share of Common Stock, equivalent to
                             a conversion price of $       per share of Common
                             Stock (the "Conversion Price"), subject to adjustment as described herein. The value of the shares of Common Stock received upon conversion will vary depending on the market price of the Common Stock from time to time, all as set forth herein. The right of holders to convert shares of PRIDES called for redemption will terminate immediately prior to the close of business on the day prior to the redemption date. See "Description of PRIDES -- Conversion at the Option of the Holder."

ENHANCED DIVIDEND YIELD;
LESS EQUITY APPRECIATION
  THAN COMMON STOCK........  Dividends will accrue on the PRIDES at a higher rate than the rate at which dividends are currently paid on the Common Stock. No dividends are currently paid on the Common Stock. The owners of shares of PRIDES are entitled to receive (when, as and if the Board of Directors declares dividends) cumulative preferential cash dividends from the
                             date of issue accruing at the rate of $.   per
                             annum or $.   per quarter for each share of PRIDES.
                             See "Description of the PRIDES -- Dividends."

                             The opportunity for equity appreciation afforded by an investment in the PRIDES is less than that afforded by an investment in the Common Stock because the Conversion Price is higher than the per share price to the public of the shares of PRIDES and the Company may, at its option, redeem the shares of PRIDES at any time on or after December 31, 1996 and prior to the Mandatory Conversion Date, and may be expected to do so if, among other circumstances, the Current Market Price of the Common Stock exceeds the Call Price. In such event, a holder of a share of PRIDES will receive less than one share of Common Stock, but no less than of a share of Common Stock. A holder may also
                             surrender for conversion any PRIDES called for redemption up to the close of business on the day prior to the redemption date, and a holder that so
                             elects to convert will receive        of a share of
                             Common Stock per share of PRIDES. The value per share of PRIDES of the Common Stock received by holders of PRIDES may be more or less than the per share amount paid for the PRIDES offered hereby, due to market fluctuations in the price of Common Stock. See "Description of PRIDES -- Enhanced Dividend Yield; Less Equity Appreciation than Common Stock."

VOTING RIGHTS..............  Holders of shares of PRIDES will have 4/5 vote for each share held of record and, except as required by law, will be entitled to vote together with the holders of Common Stock and together with the holders of any other classes or series of stock (including the Series A Shares) who are entitled to vote in such manner on all matters submitted to a vote of common stockholders. In addition, subject to certain exceptions, the affirmative vote of two-thirds of the shares of PRIDES actually voting (voting separately as a class) will be required to permit the Company to

                             (i) issue any class or series of stock, or any security convertible at the option of the holder thereof into shares of any class or series of stock, ranking senior to the PRIDES as to dividends or upon Liquidation, (ii) modify the terms of the Intercompany Note in a manner that materially adversely affects the Company as the holder of such Intercompany Note or the holders of the PRIDES,
                             (iii) amend the Certificate of Incorporation in a manner that materially adversely affects the holders of the PRIDES, (iv) consummate a merger or consolidation of the Company with KACC (a "KACC Merger") if (a) each outstanding share of PRIDES, upon the effectiveness of the KACC Merger, neither remains outstanding nor is converted into one share of preferred stock of the surviving corporation ("KACC Preferred Stock"), (b) such shares of KACC Preferred Stock (if issued in the KACC Merger) are not to be deposited with a bank or trust company upon or prior to the effectiveness of the KACC Merger, or (c) the covenants in the debt instruments of the surviving corporation of the KACC Merger, at the time of the KACC Merger, prohibit the payment of any of the dividends on the PRIDES or the KACC Preferred Stock, as the case may be, in accordance with the terms thereof through and including the day immediately prior to the Mandatory Conversion Date, or (v) consummate a merger or consolidation of the Company with any other corporation, unless each holder of shares of PRIDES immediately preceding such merger or consolidation receives or continues to hold in the surviving corporation the same number of shares, with, subject to certain exceptions, substantially the same rights and preferences, as correspond to the shares of PRIDES so held. In the event that dividends payable on the PRIDES or any other series of preferred stock are in arrears in an aggregate amount equivalent to six full quarterly dividend periods, and in certain other circumstances, the holders of the outstanding PRIDES will be entitled to elect, together with the holders of all other series of outstanding preferred stock as to which voting rights are exercisable, voting separately as a class, two directors of the Company. See "Description of PRIDES -- Voting Rights."

LIQUIDATION PREFERENCE.....  The PRIDES are shares of convertible preferred stock and rank (i) senior in right and priority of payment to the Common Stock upon liquidation and
                             (ii) on a parity with the Series A Shares upon liquidation. Subject to the terms of any stock ranking senior to, or on a parity with, the shares of PRIDES, the liquidation preference applicable to each share of PRIDES will be an amount equal to the sum of (i) the price to public for each share of PRIDES shown on the cover page of this Prospectus and (ii) an amount equal to all accrued and unpaid dividends payable with respect to such share of PRIDES. See "Description of PRIDES -- Liquidation Rights."

LISTING....................  The shares of PRIDES and the Common Stock issuable in respect thereof have been approved for listing on the NYSE, subject to official notice of issuance. The shares of PRIDES will be listed on the NYSE under the symbol "KLUPrD."

NEW YORK STOCK EXCHANGE
  SYMBOL OF COMMON STOCK...  KLU

USE OF PROCEEDS............  The Company intends to use a portion of the net proceeds from the offering to make a capital contribution to KACC and a portion of such net proceeds to make a loan or loans to KACC which will be evidenced by the Intercompany Note. See "Risk
                             Factors -- Restrictions on and Factors Affecting Ability to Pay Dividends" and "Use of Proceeds." KACC currently intends to use the funds it receives from the Company for working capital and general corporate purposes. In connection with this offering, KACC is concurrently offering $225.0 million of Senior Notes. The net proceeds of the offering of Senior Notes will be used to reduce outstanding borrowings under the revolving credit facility of the Credit Agreement immediately prior to the effectiveness of the New Credit Agreement and for working capital and general corporate purposes. As of February 7, 1994 there was $262.2 million in outstanding borrowings under the Credit Agreement, including $37.2 million in outstanding letters of credit. Borrowings and reborrowings under the New Credit Agreement will be used for working capital and general corporate purposes, including capital projects. See "Use of Proceeds."

RISK FACTORS...............  Prospective purchasers of the shares of PRIDES should consider carefully the factors set forth under the section entitled "Risk Factors," including the factors discussed under "Restrictions on and Factors Affecting Ability to Pay Dividends; Subordination of Intercompany Note; Termination of Intercompany Note," "Factors Affecting Liquidity; Failure of Earnings to Cover Fixed Charges; Anticipated 1994 Net Loss," "Sensitivity to Prices; Current Primary Aluminum Prices Adversely Affect Net Sales and Operating Income," "Recent Developments in Power Supply for Pacific Northwest Operations and Resultant Production Curtailments," "Increasing Worldwide Aluminum Inventories and Adverse Effects on Market Prices," "Environmental Litigation," "Controlling Stockholder and Possible Effects," "Absence of Public Market" and "Shares Eligible for Future Sale."

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following summary historical and pro forma consolidated financial data are derived from the Selected Consolidated Financial Data appearing elsewhere in this Prospectus, and should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                -------------------------   ---------------------------------------
                                   1993          1992          1992          1991          1990
                                -----------   -----------   -----------   -----------   -----------
                                   (IN MILLIONS OF DOLLARS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
Operating Data:
  Net sales...................  $   1,303.2   $   1,413.1   $   1,909.1   $   2,000.8   $   2,095.0
  Cost of products sold.......      1,181.0       1,178.1       1,619.3       1,594.2       1,525.2
  Gross profit................        122.2         235.0         289.8         406.6         569.8
  Depreciation................         72.9          60.4          80.3          73.2          70.5
  Selling, administrative,
    research and development,
    and general...............         90.7          88.9         119.6         117.4         123.2
  Operating income (loss).....        (41.4)         85.7          89.9         216.0         376.1
  Interest expense............         63.8          58.4          78.7          93.9          96.6
  Income (loss) before income
    taxes, minority interests,
    extraordinary loss and
    cumulative effect of
    changes in accounting
    principles................        (95.2)         32.3          32.1         142.4         297.1
  Income (loss) before
    extraordinary loss and
    cumulative effect of
    changes in accounting
    principles................        (57.0)         24.3          26.9         108.4         213.7
  Net income (loss)...........       (586.1)(1)      24.3          26.9         108.4         213.7
  Income (loss) per common and
    common equivalent share
    before extraordinary loss
    and cumulative effect of
    changes in accounting
    principles(2).............  $     (1.05)(3) $       .42 $       .47   $      2.03   $      4.27
  Net income (loss) per common
    and common equivalent
    share.....................  $    (10.28)    $       .42 $       .47   $      2.03   $      4.27
Weighted average number of
  common and common equivalent
  shares outstanding (in
  thousands)(2)...............       57,330(3)      57,250       57,250        53,297        50,000
Dividends declared:
  Per common share............           --   $       .15   $       .20   $      1.10   $      3.00
  Per Depositary Share........  $     .1625
Ratio of earnings to combined
  fixed charges and preferred
  stock dividends(4)..........           --(5)         1.4x         1.3x          2.3x          3.5x
Pro Forma(6):
  Interest expense............  $      65.8                 $      82.4
  Income (loss) before
    extraordinary loss and
    cumulative effect of
    changes in accounting
    principles................        (58.3)                       24.5
  Net income (loss)(7)........       (602.6)                        4.4
  Income (loss) per common and
    common equivalent share
    before extraordinary loss
    and cumulative effect of
    changes in accounting
    principles................  $     (1.17)                $       .38
  Net income (loss) per common
    and common equivalent
    share.....................  $    (10.67)                $       .07

                                                                       SEPTEMBER 30, 1993
                                                                       -------------------            DECEMBER 31,
                                                                         PRO                 ------------------------------
                                                                       FORMA(6)    ACTUAL      1992       1991       1990
                                                                       --------   --------   --------   --------   --------
                                                                               (IN MILLIONS OF DOLLARS)
Balance Sheet Data:
  Working capital....................................................  $  459.1   $  325.1   $  320.3   $  242.2   $  264.4
  Total assets.......................................................   2,601.2    2,483.3    2,098.8    2,134.1    2,118.5
  Long-term liabilities..............................................   1,141.4    1,141.4      217.9      212.9      310.8
  Long-term debt, less current portion...............................     752.8      692.8      765.1      681.5      631.5
  Notes payable to parent............................................        --         --         --         --      150.0
  Minority interests.................................................     103.7      103.7      104.9      108.9      123.2
  Total stockholders' equity.........................................     191.1      110.2      565.2      555.8      356.0

- ---------------
(1) Includes extraordinary loss on early extinguishment of debt of $21.8, net of tax benefit of $11.2, and cumulative effect of changes in accounting principles of $507.3, net of tax benefit of $237.7. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."
(2) Based upon the weighted average number of common and common equivalent shares outstanding during each period.
(3) For the nine months ended September 30, 1993, common stock equivalents of 19,382,950 attributable to the Series A Shares were excluded from the calculation of weighted average shares because they were antidilutive. Dividends on the Series A Shares of $3.2 are added to the net loss for the purpose of calculating earnings per share.
(4) For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" consist of the sum of (i) income (loss) before extraordinary loss and cumulative effect of changes in accounting principles of the Company and its consolidated subsidiaries, (ii) undistributed (earnings) losses of less-than-fifty-percent-owned companies,
    (iii) minority interest share of income (losses) of majority-owned subsidiaries that have fixed charges, (iv) consolidated provision for income taxes, (v) minority interest share of tax provision (credit) of majority-owned subsidiaries that have fixed charges, (vi) fixed charges,
    (vii) equity in losses of less-than-fifty-percent-owned companies where the Company has guaranteed the debt of such companies, and (viii) previously capitalized interest amortized during the period. Fixed charges consist of the sum of interest expense, amortization of deferred financing costs, the portion of rents representative of the interest factor, preferred stock dividend requirements and interest expense related to the guaranteed debt of less-than-fifty-percent-owned companies incurring a loss.
(5) For the nine months ended September 30, 1993, earnings were inadequate to cover combined fixed charges and preferred stock dividends by $98.4.
(6) The pro forma information assumes (a) the issuance and sale of 8,000,000 shares of PRIDES, (b) a capital contribution by the Company to KACC in the amount of $58.2, (c) a non-interest bearing loan from the Company to KACC in the principal amount of $30.4 evidenced by the Intercompany Note, (d) the sale by KACC of $225.0 aggregate principal amount of Senior Notes and (e) the effectiveness of the New Credit Agreement (collectively, the "Pro Forma Adjustments"), as if such Pro Forma Adjustments had occurred at the beginning of the respective periods for operating data and on September 30, 1993, for the balance sheet data.
(7) Includes a pro forma extraordinary loss of $15.2 and $20.1 for the nine months ended September 30, 1993, and the year ended December 31, 1992, respectively, representing the deferred financing costs written off upon the refinancing of the Credit Agreement.

                                  THE COMPANY

     The Company is one of the world's leading producers of alumina, primary aluminum and fabricated (including semi-fabricated) aluminum products, and is a major supplier of alumina and primary aluminum in the domestic and international markets. The Company operates in all principal aspects of the aluminum industry -- the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of primary aluminum, the manufacture of fabricated aluminum products, and the sale of bauxite, alumina, primary aluminum and fabricated aluminum products. In 1993, the Company produced 2,826,600 tons of alumina, of which approximately 71% was sold to third parties, produced 436,200 tons of primary aluminum, of which approximately 56% was sold to third parties, and shipped approximately 373,200 tons of fabricated aluminum products to third parties.

     The Company was organized in 1987 and maintains its principal executive offices at 5847 San Felipe, Suite 2600, Houston, Texas 77057-3010. Its telephone number is (713) 267-3777.

                                  RISK FACTORS

     Prospective investors should carefully consider the factors set forth below as well as the other information contained in this Prospectus.

RESTRICTIONS ON AND FACTORS AFFECTING ABILITY TO PAY DIVIDENDS;
SUBORDINATION OF INTERCOMPANY NOTE; TERMINATION OF INTERCOMPANY NOTE

     Source of Dividend Payments. The Company conducts all of its operations through KACC. The Company expects to make dividend payments on the shares of PRIDES until the Mandatory Conversion Date out of funds provided to it by KACC pursuant to the terms of the Intercompany Note. The declaration and payment of dividends by the Company on the shares of PRIDES will be expressly permitted by the terms of the New Credit Agreement to the extent the Company receives payments on the Intercompany Note. The Intercompany Note is designed to provide sufficient funds to the Company to enable it to make dividend payments on the shares of PRIDES until the Mandatory Conversion Date. The Intercompany Note will mature on December 31, 1997, and will be payable in quarterly installments.

     Subordination of Intercompany Note. Payments on the Intercompany Note will be expressly subordinated in right of payment to the extent set forth therein to the prior payment in full of all monetary obligations of KACC under (i) the New Credit Agreement, including certain refundings, refinancings, replacements or restructurings of such monetary obligations, and (ii) the Senior Note Indenture. As a result, in the event of a dissolution, liquidation or reorganization of KACC, the right of the Company to realize upon the assets of KACC, as a creditor of KACC pursuant to the Intercompany Note, will be subject to the prior claims of the financial institutions party to New Credit Agreement and the holders of the Senior Notes, and no payments will be made with respect to the Intercompany Note (or distributions made in respect of the shares of PRIDES under such circumstances), unless and until such prior claims have been satisfied in full in cash (KACC's obligations under the Intercompany Note, however, will not be subordinated to KACC's obligations in respect of the 12 3/4% Notes and will rank pari passu in right and priority of payment with KACC's obligations under the intercompany note issued in connection with the June 1993 offering of $.65 Depositary Shares). The Intercompany Note will provide that (i) in the event of a payment default by KACC under the terms of the New Credit Agreement or the Senior Note Indenture, no payments on the Intercompany Note to the Company will be permitted until such payment default shall have been cured or waived and (ii) during the continuance of other defaults under the New Credit Agreement, no payments on the Intercompany Note to the Company will be permitted for a period commencing on the date of receipt by the Company of notice of such default from the agent bank under the New Credit Agreement, and ending not more than 179 days thereafter; provided, however, that no payments or distributions will be prohibited by the provisions referred to in this sentence if (1) any of the 12 3/4% Notes are then outstanding and (2) payments and distributions on the 12 3/4% Notes are not then prohibited under certain provisions contained in the 12 3/4% Note Indenture relating to defaults on Senior Indebtedness (as defined). To the extent that the Company is dependent upon payments from KACC under the Intercompany Note to provide it with funds to make dividend payments on the shares of PRIDES, the Company will not have sufficient funds available to make such dividend payments in the event KACC is prevented from making payments in respect of the Intercompany Note.

     Termination of Intercompany Note. In the event of a merger of the Company and KACC in accordance with the terms of the shares of PRIDES (see "Description of the PRIDES -- Voting Rights"), the Intercompany Note will be terminated by operation of law and the payment of dividends on the shares of PRIDES will be subject to the restrictions relating to the declaration and payment of dividends on the capital stock of the surviving entity set forth in the 12 3/4% Note Indenture and any other agreements then in effect governing indebtedness of the surviving entity (including the Senior Note Indenture).

     Recent Dividend Payment History. The Company paid a quarterly dividend of $.05 per share of Common Stock, commencing with its initial public offering during the third quarter of 1991 and continuing through the fourth quarter of 1992. The Company's Board of Directors determined not to declare any dividends on the Common Stock in 1993. KACC is currently paying dividends in the aggregate amount of approximately $1.5 million per year in respect of certain series of its outstanding preference stock. On September 30, 1993, and December 31, 1993, the Company paid a dividend in the amount of $.1625 per $.65 Depositary Share to all holders of its outstanding $.65 Depositary Shares. The New Credit Agreement will not permit the Company or KACC to pay any dividends on their common stock. The declaration and payment of dividends by KACC on its shares of common stock will be subject to certain covenants in the Senior Note Indenture and the 12 3/4% Note Indenture. See "Description of Principal Indebtedness."

FACTORS AFFECTING LIQUIDITY; FAILURE OF EARNINGS TO COVER FIXED CHARGES; ANTICIPATED 1994 NET LOSS

     Borrowing Capacity and Refinancing Plans. The ability of the Company and its subsidiaries to satisfy their debt service and capital expenditure requirements will depend upon available cash resources and results of operations, and, in the case of dividend payments on the shares of PRIDES, the receipt of sufficient cash from KACC as described above. Cash used for operations (including $12.0 million of financing costs) was $2.4 million in the first nine months of 1993 compared with cash provided by operations (including $1.8 million of financing costs) of $21.9 million in the first nine months of 1992. At December 31, 1993, the Company's total consolidated indebtedness was $729.4 million. As of such date, $113.6 million of borrowing capacity was unused under the revolving credit facility of the Credit Agreement, and KACC had available to it, subject to certain restrictions, up to $15.0 million of uncommitted credit lines (of which $0.5 million was used). On a pro forma basis, after giving effect to the Refinancing Transactions, as of December 31, 1993, the Company's total consolidated indebtedness would have been $765.9 million, $182.5 million of borrowing capacity would have been unused under the New Credit Agreement and the Company would have had additional cash available of $106.1 million. The foregoing does not give effect to $73.6 million of guaranteed unconsolidated joint venture indebtedness of the Company and $37.6 million of other guarantees and letters of credit outstanding as of December 31, 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Capital Spending" and "Capitalization." For a description of the Company's principal outstanding indebtedness, see "Description of Principal Indebtedness" and Note 4 of the Notes to the Consolidated Financial Statements.

     Failure of Earnings to Cover Fixed Charges; Anticipated Net Losses in 1994. The Company suffered a loss before extraordinary loss and cumulative effect of changes in accounting principles of $57.0 million in the first nine months of 1993, compared with income of $24.3 million in the first nine months of 1992. For the first nine months of 1993, the Company's earnings were inadequate to cover combined fixed charges and preferred stock dividends by $98.4 million. See Notes 4 and 5 of "Summary Historical and Pro Forma Consolidated Financial Data."

     If the Company's average realized sales prices in 1994 for substantial quantities of its primary aluminum and alumina were based on the current market price of primary aluminum (AMT Price of 61.14c per pound for the week ended February 4, 1994), the Company would continue to sustain net losses in 1994, which would be expected to approximate the loss in 1993 ($81.5 million) before
(a) extraordinary loss and cumulative effect of changes in accounting principles, (b) the 1993 Facilities Charges and (c) the Other 1993 Charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent

Trends." The Company has attempted to lessen the adverse effect of declines in the price of primary aluminum. See "Sensitivity to Prices; Current Primary Aluminum Prices Adversely Affect Net Sales and Operating Income."

SENSITIVITY TO PRICES; CURRENT PRIMARY ALUMINUM PRICES ADVERSELY AFFECT NET SALES AND OPERATING INCOME

     The Company's earnings are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products and also depend to a significant degree upon the volume and mix of all products sold. The Company's average realized prices from sales of alumina and primary aluminum declined substantially in 1993, 1992, 1991 and 1990 from their high levels of 1989 and 1988.

     Although the Company has attempted to lessen the effect of the decline of primary aluminum and alumina prices through a variety of forward sales transactions and hedging programs, earnings have been, and are expected to remain, significantly more sensitive to changes in primary aluminum prices and revenues derived from the sale of alumina to third parties. Revenues from alumina sales to third parties declined in 1993 as a result of lower average realized prices for alumina. Revenues from primary aluminum sales declined as a result of reduced shipments and lower average realized prices for primary aluminum in 1993 than in 1992. In 1993, the Company's average realized price from sales of primary aluminum was approximately $0.56 per pound compared to the average Midwest U.S. transaction price of approximately $0.54 per pound for such year. Increased revenues from sales of fabricated aluminum products (as a result of higher shipments, partially offset by lower unit prices for some fabricated products) partially offset these decreases in 1993. See "Management's Discussion and Analysis of Results of Operations -- Fourth Quarter and Preliminary Year End Results."

     The Company has sold forward substantially all of the alumina available to it in excess of its projected internal smelting requirements for 1994, and a substantial portion of such excess alumina for 1995. Approximately 95% of 1994 sales and virtually all of 1995 sales were made at prices indexed to future prices of primary aluminum. Approximately 75% of 1994 sales were made at prices indexed to future prices of primary aluminum, but with minimum prices that exceed the Company's estimated cash production costs. The remainder of 1994 sales were made either at fixed prices that exceed the Company's estimated cash production costs, or are subject to prices indexed to future prices of primary aluminum but without minimum prices. Approximately 85% of 1995 sales were made at prices indexed to future prices of primary aluminum, but with minimum prices that exceed the Company's estimated cash production costs.

     As of the date of this Prospectus, the Company has sold forward approximately 75% of its primary aluminum in excess of its projected internal fabrication requirements in 1994 and approximately 55% of such surplus in 1995 at fixed prices that approximate the current market price of primary aluminum. Hedging programs already in place would allow the Company to participate in certain higher market prices, should they materialize, for approximately 40% of the Company's excess primary aluminum sold forward in 1994, and 100% of the Company's excess primary aluminum sold forward in 1995.

     Fabricated aluminum prices, which vary considerably among products, are heavily influenced by changes in the price of primary aluminum and generally lag behind primary aluminum prices for periods of up to six months. A significant portion of the Company's fabricated product shipments consist of body, lid, and tab stock for the beverage container market. The Company may not be able to receive increases in primary aluminum prices from its can stock customers as promptly as in the recent past because of competition from other aluminum producers and because of excess supply in the industry. Changes in the market price of primary aluminum also affect the Company's production costs of fabricated products because they influence the price of aluminum scrap purchased by the Company and the Company's labor costs, to the extent such costs are indexed to primary aluminum prices.

     While the Company continues to attempt to lessen the adverse effect of declines in the price of primary aluminum through its variable cost structures, forward sales and hedging programs, possible future declines in the market price of primary aluminum would have an adverse effect on the Company's financial performance. If the Company's average realized sales prices in 1994 for substantial quantities of its primary aluminum and alumina were based on the current market price of primary aluminum (AMT Price of 61.14c per pound for the week ended February 4, 1994), the Company would continue to sustain net losses in 1994, which would be expected to approximate the loss in 1993 ($81.5 million) before (a) extraordinary loss and cumulative effect of changes in accounting principles, (b) the 1993 Facilities Charges and
(c) the Other 1993 Charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Industry Overview" and "Business -- Sensitivity to Prices and Hedging Programs."

RECENT DEVELOPMENTS IN POWER SUPPLY FOR PACIFIC NORTHWEST OPERATIONS AND RESULTANT PRODUCTION CURTAILMENTS

     Electrical power represents an important production cost for the Company at its domestic smelters in Mead and Tacoma, Washington, and a much smaller portion of the Company's production costs at its fabricating plant in Trentwood, Washington (collectively, the "Facilities"). The electricity supply contracts between the BPA and its direct service industry customers (which consist of 15 energy intensive companies, principally aluminum producers, including the Company) permit the BPA to interrupt up to 25% of the amount of power which it normally supplies to such customers.

     As a result of drought conditions, in January 1993 the BPA reduced the amount of power it normally supplies to its direct service customers, including the Company, with respect to the Facilities. In response to such reduction, the Company removed three reduction potlines from production (two at the Mead smelter and one at the Tacoma smelter), and purchased substitute power in the first quarter of 1993 at increased costs. The BPA has notified its direct service industry customers that it intends to maintain the interruption of 25% of the amount of power it normally provides to such customers through February 28, 1994. As a result of the BPA power reductions, the Company has operated its Mead and Tacoma smelters at the reduced operating rates introduced in January 1993, and has operated its Trentwood fabrication facility without any curtailment of its production. The Company currently anticipates that in 1994 it will operate the Mead and Tacoma smelters at rates which do not exceed the current operating rates of 75% of full capacity for such smelters. The Company cannot predict whether full power will be provided by the BPA after February 28, 1994, or whether power will otherwise become available at a price acceptable to the Company. The Company will continue to assess its production levels at the Mead and Tacoma smelters in light of the availability and cost of such power and other production costs, the market price of primary aluminum, industry inventory levels and other industry-related and Company-related factors.

     Effective October 1, 1993, an increase in the base rate BPA charges to its direct service industry customers for electricity was adopted, which will increase the Company's production costs at the Mead and Tacoma smelters by approximately $15.0 million per year (approximately $11.3 million per year based on the Company's current operating rate of approximately 75% of full capacity). The rate increase generally is expected to remain in effect for two years.

     In the event that the BPA's revenues fall below certain levels prior to April 1994, the BPA may impose up to a 10% surcharge on the base rate it charges to its direct service industry customers, effective during the period from October 1994 through October 1995 (which would increase the Company's production costs at the Mead and Tacoma smelters by approximately $9.1 million per year based on the Company's current operating rate of approximately 75% of full capacity). In addition, in order to comply with certain federal laws and regulations applicable to endangered fish species, the BPA may be required in the future to reduce its power generation and to purchase substitute power (at greater expense) from other sources. The foregoing factors would increase the Company's operating expenses.

INCREASING WORLDWIDE ALUMINUM INVENTORIES AND ADVERSE EFFECTS ON MARKET PRICES

     Exports from the Commonwealth of Independent States, additions to smelter capacities during the past several years, continued high operating rates and other factors have contributed to a significant increase in primary aluminum inventories in the Western world. If Western world production and exports from the Commonwealth of Independent States continue at current levels, primary aluminum inventory levels will increase further in 1994. The foregoing factors, among others, have contributed to a significant reduction in the market price of primary aluminum, and may continue to adversely affect the market price of primary aluminum in the future. The average price of primary aluminum was at historic lows in real terms for the year ended 1993, which significantly and adversely affected the Company's net sales and operating income for such period. See "Sensitivity to Prices; Current Primary Aluminum Prices Adversely Affect Net Sales and Operating Income" and
"Business -- Industry Overview -- Recent Industry Trends."

ENVIRONMENTAL LITIGATION

     The Company is subject to a wide variety of international, state and local environmental laws and regulations (the "Environmental Laws"). From time to time, the Company is subject, with respect to its current and former operations, to fines or penalties assessed for alleged breaches of the Environmental Laws and to claims and litigation based upon such laws. The Company is currently subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("CERCLA").

     Under CERCLA and other related laws, past disposal of wastes, whether on-site or at other locations, may result in the imposition of clean-up obligations by federal or state regulatory authorities. The Company, along with certain other entities has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA. In certain instances, the Company may be exposed to joint and several liability for remedial action or damages to natural resources, which could effectively expose the Company to liability for all costs associated with any such remedial actions irrespective of its degree of culpability for the environmental damages related thereto. While the ultimate extent of the Company's liability for pending or potential fines, penalties, remedial costs, claims and litigation with respect to environmental and other related laws cannot be determined at this time, management currently believes that the resolution of the environmental and related litigation to which the Company is a party (even without giving effect to potential insurance recovery) should not have a material adverse effect on the Company's consolidated financial position or results of operations. For a discussion of the Company's environmental litigation, see "Business -- Environmental Matters" and "-- Legal Proceedings."

CONTROLLING STOCKHOLDER AND POSSIBLE EFFECTS

     The Company became an indirect, wholly owned subsidiary of MAXXAM on October 28, 1988, through the merger of a subsidiary of MAXXAM with and into the Company (the "Merger"). As of the date of this Prospectus, MAXXAM directly owns approximately 67% of the Company's Common Stock, assuming the conversion of each outstanding $.65 Depositary Share into one share of Common Stock (and, after giving effect to this offering, MAXXAM will directly own approximately 61% of the Common Stock assuming the conversion of each share of PRIDES into one share of Common Stock, and approximately 60% if the Underwriters' over-allotment option is exercised in full), with public stockholders owning the balance. In the event that MAXXAM sells all of the 2,132,950 $.65 Depositary Shares which it owns to nonaffiliates, MAXXAM would own approximately 65% of the Company's Common Stock assuming the conversion of each outstanding $.65 Depositary Share into one share of Common Stock (and, after giving effect to this offering, MAXXAM would directly own approximately 58% of the Common Stock assuming the conversion of each share of PRIDES into one share of Common Stock, and approximately 58% if the Underwriters' overallotment option is exercised in full), with public stockholders owning the balance. Accordingly, MAXXAM is able to determine the outcome of all matters required to be submitted to the Company's stockholders for approval, including decisions relating to the election of the directors of the Company, the determination of day-to day corporate and management policies of the Company, the merger or acquisition of the Company, the sale of substantially all of the assets of the Company and other significant corporate transactions. MAXXAM's significant ownership interest in the Company may discourage third parties from seeking to acquire control of the Company which may adversely affect the market price of the Company's equity securities. Mr. Charles E. Hurwitz, Chairman of the Board, President and Chief Executive Officer of MAXXAM, together with Federated Development Company ("Federated"), a New York business trust that is wholly owned by Mr. Hurwitz, members of his immediate family and trusts for the benefit thereof, collectively own approximately 60.0% of the aggregate voting power of MAXXAM.

ABSENCE OF PUBLIC MARKET

     There is no existing market for the shares of PRIDES. The shares of PRIDES and the Common Stock issuable in respect thereof have been approved for listing on the NYSE, subject to official notice of issuance. Future trading prices of the shares of PRIDES will depend on many factors, including, among other things, the Company's operating results, the market for similar securities and the trading price of the Company's $.65 Depositary Shares and Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     As of the date of this Prospectus, MAXXAM owns 50,000,000 shares of the Company's Common Stock (the "MAXXAM Common Stock") and 2,132,950 $.65 Depositary Shares (the "MAXXAM Depositary Shares"). Sales of the MAXXAM Common Stock or MAXXAM Depositary Shares by MAXXAM may not be made in a public distribution unless registered under the Securities Act or sold pursuant to Rule 144 thereunder. On October 13, 1993, the Company filed a registration statement with the Commission (which has been declared "effective" by the Commission) relating to the public sale by MAXXAM of the MAXXAM Depositary Shares. Sales of substantial amounts of the MAXXAM Common Stock or MAXXAM Depositary Shares in the public market subsequent to the consummation of this offering, and the possibility that such sales may be made, could adversely affect the prevailing market price of the Company's equity securities.

     In connection with this offering, each of the Company and MAXXAM has agreed that it will not sell shares of PRIDES, Common Stock, $.65 Depositary Shares or Series A Shares for specified periods from the date of this Prospectus. See "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the shares of PRIDES are estimated to be approximately $88.6 million. The Company intends to use such net proceeds to make a non-interest bearing loan to KACC in a principal amount equal to $30,360,000 (the aggregate dividends scheduled to accrue on the shares of PRIDES from the issuance date until the Mandatory Conversion Date) evidenced by an intercompany note (the "Initial Intercompany Note") and to use the balance of such net proceeds to make a capital contribution to KACC in the amount of approximately $58.2 million. The Initial Intercompany Note will mature on December 30, 1997, and will be payable in quarterly installments on March 30, June 29, September 29 and December 30 of each year, commencing March 30, 1994, and ending December 30, 1997, the first
quarterly installment to be in the amount of $          and each remaining
quarterly installment to be in the amount of $          .

     If the Underwriters' over-allotment option is exercised in full, the Company intends to use a portion of the additional net proceeds received from such exercise (estimated to be approximately $13.4 million) to make an additional non-interest bearing loan to KACC in a principal amount equal to $4,554,000 evidenced by an additional intercompany note (the "Additional Intercompany Note" and, together with the Initial Intercompany Note, the "Intercompany Note") and to use the balance of such net proceeds to make an additional capital contribution to KACC in the amount of approximately $8.8 million. The Additional Intercompany Note will be identical in all material respects to the Initial Intercompany Note. In a manner similar to the Initial Intercompany Note, the Additional Intercompany Note will have payment terms designed to provide sufficient funds to the Company to enable it to make dividend payments on the shares of PRIDES issued as a result of the exercise of the over-allotment option until the Mandatory Conversion Date.

     KACC currently intends to use the funds it receives from the Company for working capital and general corporate purposes. In connection with this offering, KACC is concurrently offering $225.0 million of Senior Notes. The net proceeds of the offering of Senior Notes will be used to reduce outstanding borrowings under the revolving credit facility of the Credit Agreement immediately prior to the effectiveness of the New Credit Agreement and for working capital and general corporate purposes. As of February 7, 1994 there was $262.2 million in outstanding borrowings under the Credit Agreement, including $37.2 million in outstanding letters of credit. The Credit Agreement currently bears interest at the rate of 6.2% per annum. Borrowings and reborrowings under the New Credit Agreement will be used for working capital and general corporate purposes, including capital projects. From time to time, the Company undertakes discussions with various parties relating to the creation of joint ventures or other business combinations, the acquisition of related businesses and other strategic matters which management believes may enhance the Company's competitive position. As of the date of this Prospectus, the Company has not entered into any material agreements relating to any of the foregoing.

     For information with respect to the New Credit Agreement and the Credit Agreement (including applicable interest rates and the maturity date thereof), see "Description of Principal Indebtedness."

        COMMON STOCK AND $.65 DEPOSITARY SHARE PRICE RANGE AND DIVIDENDS

     The Common Stock has been listed and traded on the NYSE under the symbol "KLU" since July 1991. The $.65 Depositary Shares have been listed and traded on the NYSE under the symbol "KLU.pA" since June 1993. The following table sets forth the range of high and low sale prices of the Common Stock and $.65 Depositary Shares as reported on the NYSE, together with the per share cash dividends paid by the Company, during the periods indicated.

                                      COMMON STOCK                  $.65 DEPOSITARY SHARES*
                           ----------------------------------   --------------------------------
         1992               LOW          HIGH          DIVIDEND LOW          HIGH         DIVIDEND
- -----------------------    -----         -----         ------   ----         ----         ------
First Quarter..........    $10 1/8       $14 3/4       $  .05
Second Quarter.........    10 1/4        14 1/4           .05
Third Quarter..........    7 5/8            11            .05
Fourth Quarter.........    6 7/8         9 1/2            .05

         1993
- -----------------------
First Quarter..........    $7 3/8        $9 7/8             0
Second Quarter.........    6 3/8             8              0
Third Quarter..........    6 5/8         8 5/8              0   $7 1/2       $8 3/8       $.1625
Fourth Quarter.........    6 7/8         10 1/2             0   7 3/8        8 3/4         .1625

         1994
- -----------------------
First Quarter (through
  February 8, 1994)....    $8 7/8        $12 1/2                $7 3/8       $8 3/4

- ---------------

* The $.65 Depositary Shares were issued by the Company on June 30, 1993.

     There were approximately 138 holders of record as of December 31, 1993, for the $.65 Depositary Shares, and 134 stockholders of record as of such date for the Common Stock, which does not, in either case, include beneficial owners holding shares through nominee or "street" names. The last sales prices of the Common Stock and the $.65 Depositary Shares as reported on the NYSE on February 8, 1994, were $11 7/8 and $8 3/4, respectively, per share.

                                DIVIDEND POLICY

     The Company expects to make dividend payments on the shares of PRIDES until the Mandatory Conversion Date out of funds provided to it by KACC pursuant to the terms of the Intercompany Note. The Intercompany Note will mature on December 30, 1997, and will be payable in quarterly installments. The declaration and payment of dividends by the Company on the shares of PRIDES will be expressly permitted by the terms of the New Credit Agreement to the extent the Company receives payments on the Intercompany Note.

     The Company paid a quarterly dividend of $.05 per share of Common Stock, commencing with its initial public offering during the third quarter of 1991 and continuing through the fourth quarter of 1992. The Company's Board of Directors determined not to declare any dividends on the Common Stock in 1993. The declaration and payment of dividends on the Common Stock will depend upon the Company's results of operations, general financial condition, capital needs and future prospects. On September 30, 1993, and December 31, 1993, the Company paid a dividend in the amount of $.1625 per $.65 Depositary Share to all holders of its outstanding $.65 Depositary Shares.

     Holders of shares of PRIDES will receive shares of Common Stock upon conversion or redemption of their shares of PRIDES. The declaration and payment of dividends by KACC on its shares of common stock will be subject to certain covenants contained in the Senior Note Indenture and the 12 3/4% Note Indenture. See "Description of Principal Indebtedness -- Existing Indebtedness" for a discussion of such restrictions. The New Credit Agreement will not permit the Company or KACC to pay any dividends on their common stock.

                                 CAPITALIZATION

     The following table summarizes the historical consolidated capitalization of the Company at September 30, 1993, and as adjusted to give effect to the Pro Forma Adjustments (as defined in Note (6) of "Summary -- Summary Historical and Pro Forma Consolidated Financial Data"). This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto appearing elsewhere in this Prospectus.

                                                                           SEPTEMBER 30, 1993
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                         (IN MILLIONS OF DOLLARS)

Short-term debt (1)....................................................  $  27.0      $     8.5
                                                                         -------     -----------
Long-term debt (1):
  Revolving Credit Facility............................................    165.0(2)          --
  New Credit Agreement.................................................       --            0.0(3)
  % Senior Notes.......................................................       --          225.0
  Pollution Control and Solid Waste Disposal Obligations
     (less current portion of $1.1)....................................     38.1           38.1
  Alpart CARIFA Loan...................................................     60.0           60.0
  Alpart Term Loan (less current portion of $6.2)......................     18.8           18.8
  12 3/4% Senior Subordinated Notes....................................    400.0          400.0
  Other borrowings (less current portion of $1.2)......................     10.9           10.9
                                                                         -------     -----------
     Total long-term debt..............................................    692.8          752.8(4)
                                                                         -------     -----------
Minority interests.....................................................    103.7          103.7
                                                                         -------     -----------
Stockholders' equity:
  Preferred stock, par value $.05, authorized 20,000,000 shares;
     1,938,295 Series A Shares, stated value $.10, issued and
     outstanding.......................................................       .2             .2
     8,000,000 PRIDES, Series B Shares, par value $.05 issued and
      outstanding......................................................       --             .4
  Common stock, par value $.01, authorized 100,000,000 shares;
     57,331,507 shares issued and outstanding..........................       .6             .6
  Additional capital...................................................    422.6          510.8
  Accumulated deficit..................................................   (313.2)        (320.9)
                                                                         -------     -----------
     Total stockholders' equity........................................    110.2          191.1
                                                                         -------     -----------
       Total capitalization............................................  $ 933.7      $ 1,056.1
                                                                         -------     -----------
                                                                         -------     -----------

- ---------------
(1) Does not give effect to $72.7 million of guaranteed unconsolidated joint venture indebtedness of the Company and $36.5 million of other guarantees and letters of credit. For a description of the Company's long-term debt, see "Description of Principal Indebtedness" and Note 3 of the Notes to the Interim Financial Statements.

(2) As of September 30, 1993, $148.9 million of borrowing capacity was unused under the revolving credit facility of the Credit Agreement. As of February 7, 1994, $262.2 million was outstanding under the Credit Agreement, including $37.2 million in outstanding letters of credit.

(3) After giving effect to the Refinancing Transactions, $183.6 million of borrowing capacity would have been available for use under the New Credit Agreement ($66.4 million in letters of credit would have been outstanding), and the Company would have had additional cash available of $111.2 million ($58.9 million of additional cash would have been available as of February 7, 1994).

(4) The scheduled maturity of the Company's long-term debt through 1998 is as follows: 1994 -- $8.5 million; 1995 -- $8.1 million; 1996 -- $8.8 million;
    1997 -- $8.9 million; and 1998 -- $8.9 million.

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following selected historical and pro forma consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, appearing elsewhere in this Prospectus, and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of and for the years ended December 31, 1992, 1991, 1990 and 1989, as of and for the two months ended December 31, 1988, and for the ten months ended October 31, 1988 are derived from the Company's Consolidated Financial Statements which have been audited by independent public accountants. The selected historical consolidated financial data as of and for the nine months ended September 30, 1993, and for the nine months ended September 30, 1992, have not been audited, but in the opinion of management contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations of the Company as of such date and for such periods. The financial statements of Predecessor and Successor are not directly comparable for the reasons set forth in footnote (1) to the table below.

                                                                  SUCCESSOR(1)
                                --------------------------------------------------------------------------------
                                                                                                                   PREDECESSOR(1)
                                     NINE MONTHS                                                                   --------------
                                        ENDED                                                        TWO MONTHS      TEN MONTHS
                                    SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,              ENDED           ENDED
                                ----------------------   -----------------------------------------  DECEMBER 31,    OCTOBER 31,
                                  1993          1992       1992       1991       1990       1989        1988            1988
                                --------      --------   --------   --------   --------   --------  ------------   --------------
                                                  (IN MILLIONS OF DOLLARS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
Operating Data:
 Net sales..................... $1,303.2      $1,413.1   $1,909.1   $2,000.8   $2,095.0   $2,192.7     $298.1         $1,921.4
 Cost of products sold.........  1,181.0       1,178.1    1,619.3    1,594.2    1,525.2    1,545.6      226.7          1,462.4
 Gross profit..................    122.2         235.0      289.8      406.6      569.8      647.1       71.4            459.0
 Depreciation..................     72.9          60.4       80.3       73.2       70.5       62.3        7.7             69.6
 Selling, administrative,
   research and development,
   and
   general.....................     90.7          88.9      119.6      117.4      123.2      119.7       20.0            121.0
 Operating income (loss).......    (41.4)         85.7       89.9      216.0      376.1      465.1       43.7            268.4
 Interest expense..............     63.8          58.4       78.7       93.9       96.6      207.0       39.2             69.6
 Income (loss) before income
   taxes, minority interests,
   extraordinary loss and
   cumulative effect of changes
   in accounting principles....    (95.2)         32.3       32.1      142.4      297.1      311.5       19.9            243.7
 Income (loss) before
   extraordinary loss and
   cumulative effect of changes
   in accounting principles....    (57.0)         24.3       26.9      108.4      213.7      202.1       (1.2)           128.7
 Net income(loss)..............   (586.1)(2)      24.3       26.9      108.4      213.7      202.1       (1.2)           172.4(3)
 Income (loss) per common and
   common equivalent share
   before extraordinary loss
   and cumulative effect of
   changes in accounting
   principles(4)............... $  (1.05)(5)  $    .42   $    .47   $   2.03   $   4.27   $   4.04
 Net income (loss) per common
   and common equivalent
   share....................... $ (10.28)     $    .42   $    .47   $   2.03   $   4.27   $   4.04
Weighted average number of
 common and common equivalent
 shares outstanding (in
 thousands)(4).................   57,330(5)     57,250     57,250     53,297     50,000     50,000
Dividends declared:
 Per common share..............       --      $    .15   $    .20   $   1.10   $   3.00
 Per Depositary Share.......... $  .1625
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends(6)............       --(7)        1.4x       1.3x       2.3x       3.5x       2.4x       1.7x             3.4x
Pro Forma(8)
 Interest expense.............. $   65.8                 $   82.4
 Income (loss) before
   extraordinary loss and
   cumulative effect of changes
   in accounting principles....    (58.3)                    24.5
 Net Income (loss)(9)..........   (602.6)                     4.4
 Income (loss) per common and
   common equivalent share
   before extraordinary loss
   and cumulative effect of
   changes in accounting
   principles.................. $  (1.17)                $    .38
 Net income (loss) per common
   and common equivalent
   share....................... $ (10.67)                $    .07

                                                                                                          DECEMBER 31,
                                                                SEPTEMBER 30, 1993           ---------------------------------------
                                                         ---------------------------------
                                                         PRO FORMA(8)         ACTUAL                1992                 1991
                                                         ------------   ------------------        -------              -------
                                                                                  (IN MILLIONS OF DOLLARS)
Balance Sheet Data:
 Working capital.......................................    $  459.1          $  325.1             $       320.3        $       242.2
 Total assets..........................................     2,601.2           2,483.3                   2,098.8              2,134.1
 Long-term liabilities.................................     1,141.4           1,141.4                     217.9                212.9
 Long-term debt, less current portion..................       752.8             692.8                     765.1                681.5
 Notes payable to parent...............................          --                --                        --                   --
 Minority interests....................................       103.7             103.7                     104.9                108.9
 Total stockholders' equity............................       191.1             110.2                     565.2                555.8


                                                                1990                 1989                 1988

                                                              -------              -------         ------------------


Balance Sheet Data:
 Working capital.......................................       $       264.4        $       200.2        $       722.6

 Total assets..........................................             2,118.5              2,130.9              2,574.0

 Long-term liabilities.................................               310.8                321.1                188.2

 Long-term debt, less current portion..................               631.5                655.8              1,414.2

 Notes payable to parent...............................               150.0                   --                   --

 Minority interests....................................               123.2                135.1                 81.9

 Total stockholders' equity............................               356.0                292.3                140.1


- ---------------
(1) The acquisition of the Company in the Merger has been recorded as a purchase, with the Company's financial results reported through October 31, 1988 (Predecessor), and for periods subsequent thereto (Successor). In accounting for the acquisition, Successor recorded the assets and liabilities of Predecessor based upon estimated fair values. At the same time, Successor adopted the last-in, first-out (LIFO) method for financial reporting purposes for valuing substantially all product inventories. Operations of the Company's aluminum smelter and rolling mill at Ravenswood, West Virginia, its aluminum recycling facility at Bedford, Indiana, and its regional data center at Columbus, Ohio, are not included in the reported results of operations of Successor as they were accounted for as assets held for sale beginning November 1, 1988.
(2) See Note (1) of "Summary -- Summary Historical Consolidated Financial Data."
(3) Includes extraordinary tax benefits of $36.0 million from utilization of net operating loss carryforwards by domestic operations.
(4) See Note (2) of "Summary -- Summary Historical and Pro Forma Consolidated Financial Data."
(5) See Note (3) of "Summary -- Summary Historical and Pro Forma Consolidated Financial Data."
(6) See Note (4) of "Summary -- Summary Historical and Pro Forma Consolidated Financial Data."
(7) See Note (5) of "Summary -- Summary Historical and Pro Forma Consolidated Financial Data."
(8) See Note (6) of "Summary -- Summary Historical and Pro Forma Consolidated Financial Data."
(9) See Note (7) of "Summary -- Summary Historical and Pro Forma Consolidated Financial Data."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The Company, through KACC, operates in two business segments: bauxite and alumina, and aluminum processing. The Company's operating results are sensitive to changes in prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. The following table provides selected operational and financial information on a consolidated basis with respect to the Company for the years ended December 31, 1992, 1991, and 1990, and for the nine months ended September 30, 1993 and 1992. As an integrated aluminum producer, the Company uses a portion of its bauxite, alumina, and primary aluminum production for additional processing at certain of its other facilities. Intracompany shipments and sales are excluded from the information set forth below.

                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                         -------------------     -------------------------------
                                          1993        1992        1992        1991        1990
                                         -------     -------     -------     -------     -------
                                          (IN MILLIONS OF DOLLARS, EXCEPT SHIPMENTS AND PRICES)
Shipments: (000 tons)
  Alumina..............................  1,508.5     1,436.2     2,001.3     1,945.9     1,758.2
  Aluminum products:
     Primary aluminum..................    183.4       261.0       355.4       340.6       344.2
     Fabricated products...............    280.0       257.5       343.6       314.2       307.5
                                         -------     -------     -------     -------     -------
          Total aluminum products......    463.4       518.5       699.0       654.8       651.7
                                         -------     -------     -------     -------     -------
                                         -------     -------     -------     -------     -------
Average realized sales price:
  Alumina (per ton)....................  $   169     $   195     $   195     $   240     $   301
  Primary aluminum (per pound).........      .57         .66         .66         .72         .72
Net sales:
  Bauxite and alumina:
     Alumina...........................  $ 255.5     $ 280.7     $ 390.8     $ 466.5     $ 529.2
     Other(1)(2).......................     64.1        56.9        75.7        84.3        80.2
                                         -------     -------     -------     -------     -------
          Total bauxite and alumina....    319.6       337.6       466.5       550.8       609.4
                                         -------     -------     -------     -------     -------
  Aluminum processing:
     Primary aluminum..................    229.3       381.3       515.0       538.5       549.2
     Fabricated products...............    744.6       683.9       913.7       898.9       917.0
     Other(2)..........................      9.7        10.3        13.9        12.6        19.4
                                         -------     -------     -------     -------     -------
          Total aluminum processing....    983.6     1,075.5     1,442.6     1,450.0     1,485.6
                                         -------     -------     -------     -------     -------
              Total net sales.........  $1,303.2    $1,413.1    $1,909.1    $2,000.8    $2,095.0
                                         -------     -------     -------     -------     -------
                                         -------     -------     -------     -------     -------
Operating income (loss):
  Bauxite and alumina..................  $  (1.8)    $  46.2     $  62.6     $ 150.0     $ 241.4
  Aluminum processing..................     12.6       104.2       104.9       150.2       222.6
  Corporate............................    (52.2)      (64.7)      (77.6)      (84.2)      (87.9)
                                         -------     -------     -------     -------     -------
          Total operating income
            (loss).....................  $ (41.4)    $  85.7     $  89.9     $ 216.0     $ 376.1
                                         -------     -------     -------     -------     -------
                                         -------     -------     -------     -------     -------
Income (loss) before income taxes,
  minority interests, extraordinary
  loss and cumulative effect of changes
  in accounting principles.............  $ (95.2)    $  32.3     $  32.1     $ 142.4     $ 297.1
                                         -------     -------     -------     -------     -------
                                         -------     -------     -------     -------     -------
Income (loss) before extraordinary loss
  and cumulative effect of changes in
  accounting principles................  $ (57.0)    $  24.3     $  26.9     $ 108.4     $ 213.7
Extraordinary loss on early
  extinguishment of debt, net of tax
  benefit of $11.2.....................    (21.8)         --          --          --          --
Cumulative effect of changes in
  accounting principles, net of tax
  benefit of $237.7....................   (507.3)         --          --          --          --
                                         -------     -------     -------     -------     -------
Net income (loss)......................  $(586.1)    $  24.3     $  26.9     $ 108.4     $ 213.7
                                         -------     -------     -------     -------     -------
                                         -------     -------     -------     -------     -------
Capital expenditures...................  $  36.4     $  79.8     $ 114.4     $ 118.1     $ 115.1
                                         -------     -------     -------     -------     -------
                                         -------     -------     -------     -------     -------

- ---------------

(1) Includes net sales of bauxite.

(2) Includes the portion of net sales attributable to minority interests in consolidated subsidiaries.

RECENT TRENDS

     Exports from the Commonwealth of Independent States, additions to smelter capacities during the past several years, continued high operating rates and other factors have contributed to a significant increase in primary aluminum inventories in the Western world. If Western world production and exports from the Commonwealth of Independent States continue at current levels, primary aluminum inventory levels will increase further in 1994. The foregoing factors, among others, have contributed to a significant reduction in the market price of primary aluminum, and may continue to adversely affect the market price of primary aluminum in the future.

     Government officials from the European Union, the United States of America, Canada, Norway, Australia and the Russian Federation met in a multilateral conference in January 1994, to discuss the current excess global supply of primary aluminum. All six participating governments have ratified as a trade agreement the resulting Memorandum which provides, in part, for (i) a reduction in Russian Federation primary aluminum production by 300,000 tons per year within three months of the date of ratification of the Memorandum and an additional 200,000 tons within the following three months, (ii) improved availability of comprehensive data on Russian aluminum production and (iii) certain assistance to the Russian aluminum industry. A Russian Federation Trade Ministry official has publicly stated that the output reduction would remain in effect for 18 months to two years, provided that other worldwide production cutbacks occur, existing trade restrictions on aluminum are eliminated and no new trade restrictions on aluminum are imposed. The Memorandum does not require specific levels of production cutbacks by other producing nations. A further meeting of the participants is scheduled for the end of February 1994. There can be no assurance that the implementation of the Memorandum will adequately address the current oversupply of primary aluminum. The Company will continue to assess its production levels in light of market prices, industry inventory levels, production costs and user demand and, based on these and other factors, could determine to curtail production at certain of its facilities in the future.

     If the Company's average realized sales prices in 1994 for substantial quantities of its primary aluminum and alumina were based on the current market price of primary aluminum (AMT Price of 61.14c per pound for the week ended February 4, 1994) the Company would continue to sustain net losses in 1994, which would be expected to approximate the loss in 1993 ($81.5 million) before
(a) extraordinary loss and cumulative effect of changes in accounting principles, (b) the 1993 Facilities Charges and (c) the Other 1993 Charges.

     KACC announced in October 1993 that it is restructuring its flat-rolled products operation at its Trentwood plant in the state of Washington, to reduce that facility's annual operating costs. This effort is in response to over-capacity in the aluminum rolling industry, flat demand in can stock markets, and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which have resulted in declining prices in Trentwood's key markets. The Trentwood restructuring is expected to result in annual cost savings of approximately $50.0 million after it has been fully implemented (which is expected to occur during the next two years).

     Effective October 1, 1993, an increase in the base rate BPA charges to its direct service industry customers for electricity was adopted, which will increase the Company's production costs at the Mead and Tacoma smelters by approximately $15.0 million per year (approximately $11.3 million per year, based on the current operating rate of approximately 75% of full capacity). The rate increase is generally expected to remain in effect for two years.

FOURTH QUARTER AND YEAR END RESULTS

     The Company's net sales totaled $415.9 million in the fourth quarter of 1993, compared with $496.0 million in the fourth quarter of 1992, and $1,719.1 million for the full year 1993, compared with $1,909.1 million for the full year of 1992. Revenues decreased in the fourth quarter of 1993 as compared to the fourth quarter of 1992 due principally to lower average realized prices and shipments of primary aluminum and alumina and lower average realized prices of most fabricate products, partially offset by increased shipments of fabricated products during the 1993 period compared with the 1992 period. Revenues decreased for the full year of 1993 as compared to the full year of 1992 due principally to lower shipments of primary aluminum and lower average realized prices of primary aluminum and alumina and, to a lesser extent, of fabricated products, partially offset by increased shipments of most fabricated products during 1993 as compared to 1992.

     The Company will report a net loss before extraordinary loss and cumulative effect of changes in accounting principles of $123.1 million (including the 1993 Facilities Charges and the Other 1993 Charges) for the full year of 1993, compared with net income of $26.9 million for the full year of 1992. The Company will report a net loss of $66.1 million (including the 1993 Facilities Charges and the Other 1993 Charges) for the fourth quarter of 1993, compared with net income of $2.6 million for the fourth quarter of 1992. The Company recognized an after-tax loss relating to the cumulative effect of changes in accounting principles of $507.3 million and an after-tax extraordinary loss on early extinguishment of debt of $21.8 million in the first quarter of 1993. See Note
(1) of "Summary Historical and Pro Forma Consolidated Financial Data."

     The fourth quarter results include a pre-tax charge of $35.8 million ($22.6 million after-tax) related to the 1993 Facilities Charges and pre-tax charges of $30.2 million ($19.0 million after-tax) principally related to the Other 1993 Charges. The Company will also recognize an after-tax reduction of stockholders' equity of $14.9 million in the fourth quarter of 1993 to reflect the lowering of the discount rate used to calculate the Company's minimum pension liability. The Company recognized a pre-tax charge of $29.0 million ($24.2 million after-tax) related to a reduction in the carrying value of the Company's inventory, pre-tax income of $14.0 million ($11.7 million after-tax) for non-recurring adjustments to previously recorded liabilities and reserves, and an after-tax reduction of stockholders' equity of $6.7 million in the fourth quarter of 1992.

NINE MONTHS ENDED SEPTEMBER 30, 1993 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1992

     Net Sales

     Bauxite and Alumina -- Revenue from net sales of bauxite and alumina to third parties was $319.6 million in the first nine months of 1993, compared with $337.6 million in the first nine months of 1992. Revenue from alumina decreased 9% to $255.5 million in the first nine months of 1993 from $280.7 million in the first nine months of 1992 because lower average realized prices more than offset increased shipments.

     Aluminum Processing -- Revenue from net sales to third parties for the aluminum processing segment was $983.6 million in the first nine months of 1993, compared with $1,075.5 million in the first nine months of 1992. Revenue from primary aluminum decreased 40% to $229.3 million in the first nine months of 1993 from $381.3 million in the same period of 1992 because of lower shipments and lower average realized prices. Shipments of primary aluminum to third parties constituted approximately 40% of total aluminum products shipments in the first nine months of 1993, compared with approximately 50% in the first nine months of 1992. Revenue from fabricated aluminum products increased 9% to $744.6 million in the first nine months of 1993 from $683.9 million in the same period of 1992, principally due to an increase in shipments.

     Operating Income (Loss)

     The Company had an operating loss of $41.4 million in the first nine months of 1993, compared with operating income of $85.7 million in the first nine months of 1992.

     Bauxite and Alumina -- This segment's operating loss in the first nine months of 1993 was $1.8 million, compared with income of $46.2 million in the first nine months of 1992. The decline in earnings is principally due to a decrease in average realized prices for alumina, partially offset by increased shipments of alumina. In the 1992 period, the Company realized above-market prices for significant quantities of alumina sold forward at fixed prices in prior periods under long-term contracts.

     Aluminum Processing -- This segment's operating income was $12.6 million in the first nine months of 1993, compared with $104.2 million in the same period of 1992. This decrease was caused principally by reduced shipments and lower average realized prices of primary aluminum. Other contributing factors were lower production at the Company's smelters in the Pacific Northwest in the 1993 period, as a result of the removal of three reduction potlines from production at those smelters in January 1993 in response to the BPA's reduction in January 1993 of the amount of power it normally provides to the Company, and the increased cost of substitute power in the first quarter of 1993. In the first nine months of 1993, the Company's average realized price from sales of primary aluminum was approximately $.57 per pound, compared to the average Midwest U.S. transaction price of approximately $.55 per pound during such period. In both the 1993 and 1992 periods, the Company realized above-market prices for significant quantities of primary aluminum sold forward in prior periods under long-term contracts.

     Corporate -- Corporate operating expenses of $52.2 million and $64.7 million in the first nine months of 1993 and 1992, respectively, represented corporate general and administrative expenses, which are not allocated to the Company's segments.

     Income (Loss) Before Extraordinary Loss and Cumulative Effect of Changes in Accounting Principles

     Loss before extraordinary loss and cumulative effect of changes in accounting principles was $57.0 million, or $1.05 per common share, in the first nine months of 1993, compared with income of $24.3 million, or $.42 per common share, in the first nine months of 1992. This decrease resulted from the lower operating income previously described, partially offset by a higher credit for income taxes. See Note 5 of the Notes to Interim Consolidated Financial Statements.

     Extraordinary Loss on Early Extinguishment of Debt

     On February 1, 1993, KACC issued $400.0 million aggregate principal amount of its 12 3/4% Notes. The net proceeds from the sale of the 12 3/4% Notes were used to retire $321.7 million aggregate principal amount of, and pay premiums on, the 14 1/4% Notes, to prepay $18.0 million of the term loan under the Credit Agreement, and to reduce outstanding borrowings under the revolving credit facility of the Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of $33.0 million in the first quarter of 1993 ($21.8 million after taxes), consisting primarily of the write-off of unamortized discount and deferred financing costs related to the 14 1/4% Notes and the payment of premiums on the 14 1/4% Notes.

     Cumulative Effect of Changes in Accounting Principles

     As of January 1, 1993, the Company adopted Statement of Financing Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106"), Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), and Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112").

     The cumulative effect of the change in accounting principle for the adoption of SFAS 106 reduced results of operations by $497.7 million, net of a related income tax benefit of $234.2 million. The cumulative effect of the change in accounting principle for the adoption of SFAS 112 reduced results of operations by $7.3 million, net of a related income tax benefit of $3.5 million. The new accounting methods have no effect on the Company's cash outlays for postretirement and postemployment benefits nor will the one-time charge affect the Company's compliance with its existing debt covenants. The Company reserves the right, subject to applicable collective bargaining agreements, to amend or terminate these benefits.

     The cumulative effect of the change in accounting principle for the adoption of SFAS 109 reduced results of operations by $2.3 million. The implementation of SFAS 109 required the Company to restate certain assets and liabilities to pre-tax amounts from net-of-tax amounts, originally recorded in connection with the acquisition of the Company by MAXXAM. See Notes 5, 6 and 7 to Interim Financial Statements.

     Net Income (Loss)

     The Company recorded a net loss of $586.1 million, or $10.28 per common share, for the first nine months of 1993 compared with net income of $24.3 million, or $.42 per common share, in the same period of 1992. The principal reasons for the earnings decline were the cumulative effect of changes in accounting principles of $507.3 million ($8.85 per common share), the extraordinary loss of $21.8 million ($.38 per common share) and the operating losses described above.

  THREE YEARS ENDED DECEMBER 31, 1992

     Net Sales

     Bauxite and Alumina -- This segment's revenue from net sales of bauxite and alumina to third parties was $466.5 million in 1992 compared with $550.8 million in 1991 and $609.4 million in 1990. Revenue from alumina decreased 16% to $390.8 million in 1992 from $466.5 million in 1991, as significantly lower average realized prices more than offset a 3% increase in alumina shipments.

     Revenue from alumina decreased 12% to $466.5 million in 1991 from $529.2 million in 1990 as significantly lower average realized prices more than offset an 11% increase in alumina shipments, which was principally attributable to increased production at all three of the Company's alumina refineries. The remainder of the segment's sales revenues were from sales of bauxite, which remained about the same throughout the three years, and the portion of sales of alumina attributable to the minority interest in Alpart.

     Aluminum Processing -- Revenue from net sales to third parties for the aluminum processing segment was $1,442.6 million in 1992 compared with $1,450.0 million in 1991 and $1,485.6 million in 1990. The bulk of the segment's sales represents the Company's primary aluminum and fabricated aluminum products, with the remainder attributable to the portion of sales of primary aluminum attributable to the minority interest in Valco.

     Revenue from primary aluminum decreased 4% to $515.0 million in 1992 from $538.5 million in 1991, as an 8% decrease in average realized prices more than offset a 4% increase in primary aluminum shipments. Shipments of primary aluminum to third parties were approximately 51% of total aluminum products shipments in 1992 compared with approximately 52% in 1991. Revenue from primary aluminum decreased 2% to $538.5 million in 1991 from $549.2 million in 1990, primarily because of a 1% decline in shipments. Shipments of primary aluminum to third parties were approximately 52% of total aluminum products shipments in 1991 compared with approximately 53% in 1990.

     Revenue from fabricated aluminum products increased 2% to $913.7 million in 1992 compared with $898.9 million in 1991, primarily because lower average realized prices were more than offset by a 9% increase in shipments of fabricated aluminum products. Revenue from fabricated aluminum products decreased by 2% to $898.9 million in 1991 from $917.0 million in 1990 because of lower average realized prices.

     Operating Income

     The Company's operating income in 1992 was $89.9 million, compared with $216.0 million in 1991 and $376.1 million in 1990. The Company recorded a pre-tax charge of approximately $29.0 million in the fourth quarter of 1992 because of a reduction in the carrying value of its inventories caused principally by prevailing lower prices for alumina, primary aluminum, and fabricated products of $18.8 million and a LIFO inventory liquidation of $10.2 million.

     Bauxite and Alumina -- This segment's operating income in 1992 was $62.6 million, a decrease of 58% from $150.0 million in 1991. Operating income in 1991 was $150.0 million, a decrease of 38% from $241.4 million in 1990. In both 1992 compared to 1991, and 1991 compared to 1990, operating income was adversely affected by a decrease in average realized prices for alumina which more than offset higher alumina shipments and above-market prices for significant quantities of alumina sold forward in prior periods under long-term contracts.

     Aluminum Processing -- Operating income for the aluminum processing segment was $104.9 million in 1992, a decrease of 30% from $150.2 million in 1991. Operating income in 1992 was adversely affected by a decrease in average realized prices for primary aluminum and most fabricated aluminum products, partially offset by increased shipments. In both 1992 and 1991, the Company realized above-market prices for significant quantities of primary aluminum sold forward in prior periods under long-term contracts. Operating income for the aluminum processing segment was $150.2 million in 1991, a decrease of 33% from $222.6 million in 1990. Operating income in 1991 was adversely affected by a decrease in average realized prices for fabricated aluminum products and, to a lesser extent, by higher unit production costs for labor and raw materials. These decreases in operating income more than offset above-market prices for significant quantities of primary aluminum sold forward in prior periods under long-term contracts.

     Corporate -- Corporate operating expenses of $77.6 million, $84.2 million, and $87.9 million in 1992, 1991, and 1990, respectively, represented corporate general and administrative expenses which were not allocated to segments.

     Income Before Income Taxes and Minority Interests

     Income before income taxes and minority interests in 1992 was $32.1 million, a decrease of 77% from $142.4 million in 1991. This decrease resulted from the lower operating income previously described, partially offset by a decrease in interest expense. Other income remained about the same in 1992 and 1991 as approximately $14.0 million of income for non-recurring adjustments to previously recorded liabilities and reserves in the fourth quarter of 1992 approximately equaled the receipt of a $12.0 million fee in the first quarter of 1991 from the Company's minority partner in Alpart in consideration for the execution of an expansion agreement for the Alpart alumina refinery.

     Income before income taxes and minority interests in 1991 was $142.4 million, a decrease of 52% from $297.1 million in 1990. This decrease resulted from the lower operating income previously described, partially offset by an increase in other income principally due to the receipt of a $12.0 million fee in the first quarter of 1991 from the Company's minority partner in Alpart as explained above.

     Net Income

     The Company earned $26.9 million (or $.47 per common share) in 1992, compared with $108.4 million (or $2.03 per common share) in 1991 and $213.7 million (or $4.27 per common share) in 1990. The principal reason for the earnings decline in 1992 compared with 1991 was the decrease in average realized prices for alumina, primary aluminum, and most fabricated products, partially offset by an increase in shipments of such products.

     The principal reason for the earnings decline in 1991 compared with 1990 was the decrease in price realizations for alumina, primary aluminum, and fabricated products, partially offset by a significant increase in shipments of alumina and the Company's forward sales strategy for substantial quantities of alumina and primary aluminum which yielded better-than-market prices for these products.

FINANCIAL CONDITION AND CAPITAL SPENDING

     Cash from Operations

     Cash used for operations was $2.4 million in the first nine months of 1993, compared with cash provided by operations of $21.9 million in the first nine months of 1992. Cash flow from operations was $26.3 million in 1992, compared with $135.0 million in 1991 and $192.6 million in 1990. The decrease in 1992 compared with 1991 was primarily because of the decline in net income and a $66.3 million decrease in previously withdrawn equity resulting from the excess of current market value over the premiums paid in certain option contracts. The decrease in 1991 compared with 1990 was mostly due to a lower level of net income in 1991, partially offset by the withdrawal of equity in certain option contracts. The equity withdrawal from these option contracts during 1991 increased by $52.9 million over 1990.

     Capital Expenditures

     The Company's capital expenditures of approximately $300.2 million (of which $42.6 million was funded by the Company's minority partners in certain joint ventures) during the three years ended December 31, 1993, were made primarily to improve production efficiency, reduce operating costs, expand capacity at existing facilities, and construct new facilities. Total consolidated capital expenditures were $67.7 million in 1993 compared with $114.4 million in 1992 and $118.1 million in 1991 (of which $9.4 million, $17.1 million and $16.1 million were funded by the minority partners in certain foreign joint ventures in 1993, 1992 and 1991, respectively). Total consolidated capital expenditures (of which approximately up to 5% is expected to be funded by the minority partners in certain foreign joint ventures) are expected to be in the range of $50 million to $75 million per year in the years 1994-1996.

     Capital Structure

     The offering of the PRIDES, the concurrent offering by KACC of $225.0 million aggregate principal amount of Senior Notes and the replacement of the Credit Agreement are the final steps of a comprehensive refinancing plan which the Company began in January 1993. The plan is intended to extend the maturities of the Company's outstanding indebtedness, to enhance its liquidity and to raise new equity capital.

     As of December 31, 1992, the Company's long-term indebtedness consisted principally of $321.7 million aggregate amount of the 14 1/4% Notes and the Credit Agreement. KACC refinanced the 14 1/4% Notes through the issuance in February 1993 of $400.0 million aggregate principal amount of the 12 3/4% Notes. In addition, on January 24, 1994, KACC entered into the Commitment Letter to replace the Credit Agreement ($262.2 million outstanding as of February 7, 1994, including $37.2 million in outstanding letters of credit) with the New Credit Agreement. Bank of America and BA have committed, subject to certain terms and conditions, to provide the full $250.0 million of the New Credit Agreement.

     As of December 31, 1993, the Company's total consolidated indebtedness was $729.4 million, and $113.6 million of borrowing capacity was unused under the revolving credit facility of the Credit Agreement. On a pro forma basis, after giving effect to the sale of the PRIDES, the sale of the Senior Notes and the effectiveness of the New Credit Agreement, as of December 31, 1993, the Company's total consolidated indebtedness would have been $765.9 million, $182.5 million of borrowing capacity would have been unused under the New Credit Agreement and the Company would have had additional cash available of $106.1 million. See "Capitalization."

     To increase its equity capital, the Company consummated a public offering of its $.65 Depositary Shares in June 1993 pursuant to which the Company realized net proceeds of approximately $119.3 million. The Company will realize additional net proceeds of approximately $88.6 million as a result of the sale of the PRIDES. See "-- Debt Service and Capital Expenditure Requirements" below.

     After giving effect to the Refinancing Transactions, the scheduled maturity of the Company's long-term indebtedness through 1998 will be substantially reduced.

         Debt Service and Capital Expenditure Requirements. Under the terms of the Company's existing Credit Agreement ($262.2 million outstanding as of February 7, 1994, including $37.2 million in outstanding letters of credit), which is expected to be replaced by the New Credit Agreement, KACC expects to be able to satisfy its debt service and capital expenditures requirements through at least June 30, 1994, from cash flows generated by operations and, to the extent necessary, from borrowings under the revolving credit facility of the Credit Agreement. In the event the Credit Agreement is not replaced by the New Credit Agreement, there can be no assurance that KACC will be able to satisfy the covenants under the existing Credit Agreement on or after June 30, 1994. After giving effect to the Refinancing Transactions, KACC expects that it will be able to satisfy its debt service and capital expenditure requirements through at least December 31, 1995, from cash flows generated by operations and, to the extent necessary, from borrowings under the New Credit Agreement. See "Description of Principal Indebtedness -- The New Credit Agreement." The offering of the shares of PRIDES, the offering of the Senior Notes and the effectiveness of the New Credit Agreement will be conditioned upon the simultaneous closing of all such transactions.

     In connection with the offering of the $.65 Depositary Shares in June 1993, the Company made a non-interest bearing loan to KACC in the principal amount of $37,796,753 (an amount equal to the aggregate dividends scheduled to accrue on the Series A Shares issued in June 1993 from the issuance date until the date on which such Series A Shares mandatorily convert into shares of the Company's Common Stock). The loan is evidenced by an intercompany note which matures on June 29, 1996, and is payable in quarterly installments. As of December 31, 1993, the aggregate principal amount of such intercompany note was $31,497,294.

     The Company expects to make dividend payments on the shares of PRIDES out of funds provided to it by KACC pursuant to the terms of the Intercompany Note. The declaration and payment of dividends by the Company on the shares of PRIDES will be expressly permitted by the terms of the New Credit Agreement to the extent the Company receives payments on the Intercompany Note. See "Risk Factors -- Restrictions on and Factors Affecting Ability to Pay Dividends; Subordination of Intercompany Note; Termination of Intercompany Note."

         Dividends and Distributions. The New Credit Agreement will not permit the Company or KACC to pay any dividends on their common stock. The declaration and payment of dividends by KACC on its shares of common stock will be subject to certain covenants contained in the Senior Note Indenture and the 12 3/4% Note Indenture. See "Description of Principal Indebtedness."

         Other Obligations. On February 1, 1993, KACC issued $400.0 million aggregate principal amount of its 12 3/4% Notes. The net proceeds from the sale of the 12 3/4% Notes were used to retire $321.7 million aggregate principal amount of, and pay premiums on, the 14 1/4% Notes, to prepay $18.0 million of the term loan under the Credit Agreement, and to reduce outstanding borrowings under the revolving credit facility of the Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of approximately $33.0 million in the first quarter of 1993 ($21.8 million after taxes), consisting primarily of the write-off of unamortized discount and deferred financing costs related to the 14 1/4% Notes and the payment of premiums on the 14 1/4% Notes. The obligations of KACC with respect to the 12 3/4% Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. The 12 3/4% Note Indenture contains, among other things, restrictions on the ability of KACC and its subsidiaries to incur debt, undertake transactions with affiliates, and pay dividends. See "Description of Principal Indebtedness."

     In December 1992, KACC entered into an installment sale agreement (the "Sale Agreement") with the Parish of St. James, Louisiana (the "Louisiana Parish"), in connection with which the Louisiana Parish issued $20.0 million aggregate principal amount of its 7 3/4% Bonds due August 1, 2022 (the "Gramercy Bonds"), to finance the construction of certain solid waste disposal facilities at KACC's Gramercy plant. The proceeds from the sale of the Gramercy Bonds were deposited into a construction fund and may be withdrawn, from time to time, pursuant to the terms of the Sale Agreement and the indenture related thereto. At December 31, 1993, $10.8 million remained in the construction fund. The Sale Agreement requires KACC to make payments to the Louisiana Parish in installments due on the dates and in the amounts required to permit the Louisiana Parish to satisfy all of its payment obligations under the Gramercy Bonds.

     The Company has historically participated in various raw material joint ventures outside the United States. At December 31, 1993, the Company was unconditionally obligated for $73.6 million of indebtedness of one such joint venture affiliate.

ENVIRONMENTAL MATTERS

     For a discussion of certain environmental matters involving the Company, see "Business -- Environmental Matters" and "-- Legal Proceedings."

TAX ATTRIBUTE CARRYFORWARDS AND CARRYBACKS

     At December 31, 1992, the Company had certain tax attribute carryforwards. See Note 5 of the Notes to the Consolidated Financial Statements. For a discussion of the Tax Allocation Agreements (as defined) and the effects upon the Company's tax attribute carryforwards and carrybacks resulting from the offering of $.65 Depositary Shares in June 1993, see "Certain Transactions."

                                     BUSINESS
INDUSTRY OVERVIEW

     Primary aluminum is produced by the refining of bauxite (the major aluminum-bearing ore) into alumina (the intermediate material) and the reduction of alumina into primary aluminum. Approximately two pounds of bauxite are required to produce one pound of alumina, and approximately two pounds of alumina are required to produce one pound of primary aluminum. Aluminum's valuable physical properties include its light weight, corrosion resistance, thermal and electrical conductivity and high tensile strength.

     Demand

     The packaging and transportation industries are the principal consumers of aluminum in the United States, Japan and Western Europe. In the packaging industry, which accounted for approximately 22% of consumption in 1992, aluminum's recyclability and weight advantages have enabled it to gain market share from steel and glass, primarily in the beverage container area. The aluminum packaging market in the United States, Japan and Western Europe grew at a rate of approximately 4.0% per year during the period 1982-1992, and total United States aluminum beverage can shipments increased at a rate of approximately 2.5% in 1993, 1.5% in 1992, 3.9% in 1991 and 6.0% in 1990. Nearly
all beer cans and approximately 95% of the soft drink cans manufactured for the United States market are made of aluminum. Despite the flat demand currently being experienced in the can stock market, growth in the packaging area is generally expected to continue in the 1990s due to general population increase and to further penetration of the beverage can market in Western Europe and Japan, where aluminum cans are a substantially lower percentage of the total beverage container market than in the United States.

     In the transportation industry, which accounted for approximately 28% of aluminum consumption in the United States, Japan and Western Europe in 1992, automotive manufacturers use aluminum instead of steel or copper for an increasing number of components, including radiators, wheels and engines, in order to meet more stringent environmental and fuel efficiency requirements through vehicle weight reduction. Management believes that sales of aluminum to the transportation industry have considerable growth potential due to projected increases in the use of aluminum in automobiles. According to industry sources, aluminum content in United States automobiles nearly doubled in the last fifteen years to an average of 191 pounds per vehicle and the amount of aluminum consumed in the manufacture of Japanese automobiles more than doubled from 1983 to 1990. Management believes that the use of aluminum in automobiles in the United States and Japan will approximately double between 1991 and 2006.

     Supply

     As of year-end 1993, Western world aluminum capacity from 109 smelting facilities was approximately 16.4 million tons per year. Net exports of aluminum from the Commonwealth of Independent States to the West increased substantially from 1990 levels during the period from 1991 through 1993, and have contributed to a significant increase in London Metal Exchange stocks of primary aluminum.

     Based upon information currently available, the Company believes that only moderate additions will be made during 1994-1995 to Western world alumina and primary aluminum production capacity; however, due to the decline of primary aluminum prices from January 1, 1991, through the date of this Prospectus, and other factors, curtailments or permanent shutdowns have been announced, to management's knowledge, with respect to approximately 2.6 million tons of primary aluminum production capacity. New alumina and primary aluminum facilities generally require a four to five year design, engineering and construction period.

     Historic Levels

     Certain data concerning the Western world aluminum industry are set forth in the following table:

                                                                  PRIMARY              PRIMARY           AVERAGE ANNUAL
                                             ALUMINA              ALUMINUM             ALUMINUM          MIDWEST INGOT
                                          PRODUCTION(1)        PRODUCTION(1)         INVENTORY(2)          PRICES(3)
                                          --------------       --------------       --------------       --------------
                                            (000 TONS)           (000 TONS)           (000 TONS)             (C/LB)
    1980...............................         29,315.6             12,771.7              2,078.0              76.1
    1981...............................         27,893.3             12,456.3              3,275.0              59.8
    1982...............................         23,515.6             10,759.8              3,655.7              46.8
    1983...............................         24,600.7             11,097.5              2,583.7              68.3
    1984...............................         27,860.8             12,765.6              3,138.5              61.1
    1985...............................         27,240.1             12,308.1              2,827.9              49.0
    1986...............................         27,808.9             12,234.5              2,171.5              56.5
    1987...............................         29,390.3             12,919.3              1,728.9              73.3
    1988...............................         31,342.2             13,909.5              1,858.7             112.3
    1989...............................         33,202.5             14,462.8              1,860.1              88.9
    1990...............................         34,529.2             14,623.9              2,067.4              75.0
    1991...............................         35,417.7             15,180.4              3,091.6              60.0
    1992...............................         34,455.1             14,923.5              3,551.3              58.0
    1993...............................               --                   --                   --              53.8

- ---------------

(1) Source: American Bureau of Metal Statistics.

(2) Source: World Bureau of Metal Statistics, England.

(3) Source: Metals Week. From 1980 through 1984, Midwest U.S. Market Price; from 1985 through 1993, Midwest U.S. Transaction Price.

     Recent Industry Trends

     The aluminum industry has been cyclical and the market prices of alumina and primary aluminum have been volatile from time to time. During 1989, tight supply conditions for alumina and strong demand for primary aluminum resulted in unusually high spot prices for alumina. During 1990, a moderate surplus of alumina supply developed due to new alumina production from two facilities that had been restarted in prior years (including the Company's Alpart refinery) and increased production at other refineries. Furthermore, recent curtailments of primary aluminum production in response to declining ingot prices have increased the surplus of alumina supply. Since 1990, spot prices of alumina have declined substantially due to these factors and slow economic growth in major aluminum consuming countries. Contract prices for deliveries of alumina in 1993 were in a lower range than the ranges applicable during the past several years. As a result of expansions of alumina refineries during 1992-1993, the current surplus of alumina is expected to continue.

     During 1989 and 1990, primary aluminum smelters throughout the world operated at near capacity levels. This factor, combined with increased production from smelter capacity additions during 1989 and 1990, resulted in a reduction of the market price of primary aluminum from 1988 peak prices. Additions to smelter capacity in 1991, 1992 and 1993, continued high operating rates in the Western world and slow economic growth in major aluminum consuming countries as well as exports from the Commonwealth of Independent States have contributed to an oversupply of primary aluminum and a significant increase in primary aluminum inventories in the Western world. If Western world production and exports from the Commonwealth of Independent States continue at current levels, primary aluminum inventory levels are expected to increase further in 1994. The foregoing factors have contributed to a significant reduction in the market price of primary aluminum, and may continue to adversely affect the market price of primary aluminum in the future. The average price of primary aluminum was at historic lows in real terms for the year ended 1993. See
"-- Sensitivity to Prices and Hedging Programs -- Alumina and Primary Aluminum."

     Government officials from the European Union, the United States of America, Canada, Norway, Australia and the Russian Federation met in a multilateral conference in January 1994, to discuss the current excess global supply of primary aluminum. All six participating governments have ratified as a trade agreement the resulting Memorandum which provides, in part, for (i) a reduction in Russian Federation primary aluminum production by 300,000 tons per year within three months of the date of ratification of the

Memorandum and an additional 200,000 tons within the following three months,
(ii) improved availability of comprehensive data on Russian aluminum production and (iii) certain assistance to the Russian aluminum industry. A Russian Federation Trade Ministry official has publicly stated that the output reduction would remain in effect for 18 months to two years, provided that other worldwide production cutbacks occur, existing trade restrictions on aluminum are eliminated and no new trade restrictions on aluminum are imposed. The Memorandum does not require specific levels of production cutbacks by other producing nations. A further meeting of the participants is scheduled for the end of February 1994. There can be no assurance that the implementation of the Memorandum will adequately address the current oversupply of primary aluminum. See "-- Sensitivity to Prices and Hedging Programs -- Alumina and Primary Aluminum." The Company will continue to assess its production levels in light of market prices, industry inventory levels, production costs and user demand and, based on these and other factors, could determine to curtail production at certain of its facilities in the future.

BUSINESS STRATEGY

     The Company has made significant changes in the mix of products sold to customers by disposing of selected assets, restarting and increasing its percentage ownership interest in the Alpart alumina refinery, and increasing production of alumina at Gramercy, Louisiana, and QAL in Australia. The percentage of the Company's alumina production sold to third parties increased from approximately 35% in 1987 to approximately 71% in 1993, and the percentage of its primary aluminum production sold to third parties increased from approximately 20% in 1987 to approximately 56% in 1993.

     The Company has concentrated its fabricated products operations on the beverage container market (which historically has been recession-resistant); high value-added, heat-treated sheet and plate products for the aerospace industry; hubs, wheels and other products for the truck, trailer and shipping container industry; parts for air bag canisters and other automotive components; and distributor markets for a variety of semi-fabricated aluminum products. Since January 1, 1989, the Company has constructed four new fabrication facilities and has modernized and expanded others, with the objective of reducing manufacturing costs and expanding sales in selected product markets in which the Company has production expertise, high quality capability, and geographic and other competitive advantages.

     The Company has taken steps to control and reduce costs, improved the efficiency and increased the capacity of its alumina and primary aluminum production and fabricating operations, modernized its facilities, and streamlined and decentralized its management structure to reduce corporate overhead and shift decision-making and accountability to its business units. In October 1993, KACC announced that it is restructuring its flat-rolled products operation at its Trentwood plant in Spokane, Washington, to reduce that facility's annual operating costs. This effort is in response to over-capacity in the aluminum rolling industry, flat demand in can stock markets, and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which have resulted in declining prices in Trentwood's key markets. The Trentwood restructuring is expected to result in annual cost savings of approximately $50.0 million after it has been fully implemented (which is expected to occur during the next two years).

     From 1980 to 1993, on a per employee basis, alumina production increased by approximately 54% at the Company's Gramercy alumina refinery; fabricated product shipments increased by approximately 128% at the Trentwood fabricating facility; sales volume for aluminum operations as a whole increased by over 300% and the average life of reduction cells used to produce aluminum at the Company's smelters improved by approximately 102%. Primary aluminum production at the Company's Mead and Tacoma smelters was curtailed in 1993 because of a power reduction imposed by the BPA which reduced the operating rates for such smelters. From 1980 to 1992, prior to the BPA power reductions, on a per employee basis, primary aluminum production increased by approximately 72% and 39%, respectively, at the Mead and Tacoma smelters, and from 1980 to 1993, subsequent to the BPA power reductions, such primary aluminum production increased by approximately 36% and 15%, respectively, at such smelters. In addition, from 1985 to 1992, the Trentwood facility's recovery rate (the relative amount of fabricated product manufactured from a quantity of primary aluminum) improved by approximately 30% and its promise performance rate (a measure of ability to meet delivery dates) improved by approximately 23%. The Company's average kilowatt hours of electricity utilized per ton of primary aluminum production was also reduced by approximately 13% from 1980 to 1993 through process improvements.

     The Company has also attempted to lessen its exposure to possible future declines in the market prices of alumina and primary aluminum by entering into fixed and variable rate power and fuel supply contracts, and a labor contract with the United Steelworkers of America which provides for semi-variable compensation with respect to approximately 73% of the Company's domestic hourly work force. See "-- Production Operations" and "-- Employees."

SENSITIVITY TO PRICES AND HEDGING PROGRAMS

     The Company's earnings are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. Consequently, the Company has developed strategies to mitigate its exposure to possible further declines in the market prices of alumina and primary aluminum while retaining the ability to participate in favorable pricing environments that may materialize. See "Risk Factors -- Sensitivity to Prices; Current Primary Aluminum Prices Adversely Affect Net Sales and Operating Income."

     Alumina and Primary Aluminum

     The Company's production capacity for alumina significantly exceeds the requirements of its aluminum smelters. As a result of the restart of, an increased percentage ownership interest in, and the increased capacity of, the Alpart refinery in Jamaica, increased production at the Company's other alumina refineries and the sale of its Ravenswood aluminum smelter, alumina production and sales to third parties increased further in 1992, 1991 and 1990 following a significant increase in 1989. These sales, combined with favorable contract sales prices during 1992, 1991 and 1990, and strong spot alumina prices during 1989, made a significant contribution to operating results during 1992, 1991, 1990 and 1989.

     The tight supply conditions and consequent high prices for alumina which existed in 1989 have been alleviated as a result of increased production and other factors, including reduced demand due to the economic recession. Average realized alumina prices for each of 1993, 1992, 1991 and 1990 declined significantly from the previous year and were significantly below their 1989 high levels. Although the Company has attempted to lessen the effect of such declines through forward sales transactions and hedging programs described below, earnings have been, and are expected to remain, significantly more sensitive to changes in primary aluminum prices and revenues derived from the sale of alumina to third parties. Revenues from alumina sales to third parties declined in 1993 as a result of lower average realized prices for alumina. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Trends."

     The Company has also sold forward substantially all of the alumina available to it in excess of its projected internal smelting requirements for 1994, and a substantial portion of such excess alumina for 1995. Approximately 95% of 1994 sales and virtually all of 1995 sales were made at prices indexed to future prices of primary aluminum. Approximately 75% of 1994 sales were made at prices indexed to future prices of primary aluminum, but with minimum prices that exceed the Company's estimated cash production costs. The remainder of 1994 sales were made either at fixed prices that exceed the Company's estimated cash production costs, or are subject to prices indexed to future prices of primary aluminum but without minimum prices. Approximately 85% of 1995 sales were made at prices indexed to future prices of primary aluminum, but with minimum prices that exceed the Company's estimated cash production costs.

     As of the date of this Prospectus, the Company has sold forward at fixed prices approximately 75% of its primary aluminum in excess of its projected internal fabrication requirements in 1994 and approximately 55% of such surplus in 1995 at fixed prices that approximate the current market price of primary aluminum. Hedging programs already in place would allow the Company to participate in certain higher market prices, should they materialize, for approximately 40% of the Company's excess primary aluminum sold forward in 1994, and 100% of the Company's excess primary aluminum sold forward in 1995.

     Primary aluminum prices have historically been cyclical and, from time to time, volatile. During 1991, average realized prices from sales of primary aluminum remained about the same as in 1990, even though market prices declined significantly, as a result of the Company's forward sales and hedging programs that enabled the Company to sell significant quantities of primary aluminum at above market prices. In 1992, the Company realized an average price of $0.66 per pound while the average Midwest U.S. transaction price was approximately $0.58 per pound, as a result of the Company's forward sales and hedging programs that enabled the Company to sell significant quantities of primary aluminum at above market prices. In 1993, the Company's average realized price from sales of primary aluminum was approximately $0.56 per pound compared to the average Midwest U.S. transaction price of approximately $0.54 per pound during such period.

     In 1991 and 1990, the Company sold to third parties approximately two-thirds of the primary aluminum it produced, with the balance of the primary aluminum production used in the Company's fabrication operations. Approximately 70% of the Company's primary aluminum was sold to third parties in 1992, and approximately 56% in 1993 (primarily because of the curtailment of its production of primary aluminum in the Pacific Northwest caused by the BPA power reduction and increased use of the Company's primary aluminum in its fabrication operations).

     While the Company continues to attempt to lessen the adverse effect of declines in the price of primary aluminum through its variable cost structures, forward sales and hedging programs, possible future declines in the market price of primary aluminum would have an adverse effect on the Company's financial performance. If the Company's average realized sales prices in 1994 for substantial quantities of its primary aluminum and alumina were based on the current market price of primary aluminum (AMT Price of 61.14c per pound for the week ended February 4, 1994), the Company would continue to sustain net losses in 1994, which would be expected to approximate the loss in 1993 ($81.5 million) before (a) extraordinary loss and cumulative effect of changes in accounting principles, (b) the 1993 Facilities Charges and (c) the Other 1993 Charges.

     The following table indicates the monthly average Midwest U.S. transaction price for primary aluminum (the "AMT Price") for each of the months from January 1989 through January 1994 as reported by Metals Week. The AMT Price for the week ended February 4, 1994, as reported by Metals Week, was 61.14 cents per pound.

                                             AVERAGE TRANSACTION PRICES (CENTS/POUND)
                                  --------------------------------------------------------------
                                   1994       1993       1992       1991       1990       1989
                                  ------     ------     ------     ------     ------     -------
    January....................   57.019     56.479     54.387     69.376     69.862     108.894
    February...................              55.993     58.831     68.886     66.392     100.950
    March......................              53.794     60.041     68.983     72.111      97.534
    April......................              52.345     61.542     64.410     72.707      97.610
    May........................              52.694     60.398     59.562     73.288      99.175
    June.......................              54.673     58.875     58.555     73.727      89.297
    July.......................              56.829     60.423     59.682     73.709      81.448
    August.....................              55.516     60.076     57.825     81.203      82.340
    September..................              52.905     58.383     56.020     89.621      79.051
    October....................              51.660     54.066     53.230     83.422      80.301
    November...................              50.365     53.414     52.490     73.261      76.253
    December...................              53.902     55.846     50.613     70.654      74.223
                                  ------     ------     ------     ------     ------     -------
              Average..........   57.019     53.846     58.024     59.969     74.996      88.923
                                  ------     ------     ------     ------     ------     -------
                                  ------     ------     ------     ------     ------     -------

     In response to the low price of primary aluminum caused by the current surplus, a number of companies have closed smelting facilities. In addition, in response to certain power reductions undertaken by the BPA in the Pacific Northwest, a number of companies (including the Company) have curtailed or shutdown production capacities at their smelter facilities in the Pacific Northwest. The Company will continue to assess its production levels in light of market prices, industry inventory levels, production costs and user demand and, based on these and other factors, could determine to curtail production at certain of its facilities in the future. See also "Business -- Industry
Overview -- Recent Industry Trends."

     Fabricated Products

     Fabricated aluminum prices, which vary considerably among products, are heavily influenced by changes in the price of primary aluminum and generally lag behind primary aluminum prices for periods of up to six months. A significant portion of the Company's fabricated product shipments consist of body, lid and tab stock for the beverage container market. The Company may not be able to receive increases in primary aluminum prices from its can stock customers as promptly as in the recent past because of competition from other aluminum producers and because of excess supply in the industry. The Company also ships fabricated products to customers in the aerospace market. Aluminum demand in the aerospace market is decreasing as a result of the structural contraction of the defense industry caused by the end of the cold war. In addition, the commercial aerospace market is experiencing a cyclical downturn in business due to the recent economic recessions in the United States, Canada, Australia and the United Kingdom, and slow economic growth in other countries.

     Changes in the market price of primary aluminum also affect the Company's production costs of fabricated products because they influence the price of aluminum scrap purchased by the Company and the Company's labor costs, to the extent such costs are indexed to primary aluminum prices. Following significant increases in the price of primary aluminum, the prices realized for fabricated aluminum products were at relatively high levels throughout 1990, 1989 and 1988. The average realized prices for fabricated aluminum products declined during 1991, reflecting the lower primary aluminum prices prevailing during such year, and continued to decline during 1992 and 1993. Revenue from fabricated aluminum products increased 7% to $981.4 million in 1993 compared with $913.7 million in 1992, primarily because of an 8% increase in shipments of fabricated aluminum products.

PRODUCTION OPERATIONS

     The following table sets forth total shipments and intracompany transfers of the Company's alumina, primary aluminum and fabricated aluminum operations:

                                                                       YEAR ENDED DECEMBER 31,
                                                                    -----------------------------
                                                                     1993       1992       1991
                                                                    -------    -------    -------
                                                                       (IN THOUSANDS OF TONS)
ALUMINA:
  Shipments to Third Parties.....................................   1,997.5    2,001.3    1,945.9
  Intracompany Transfers.........................................     807.5      878.2      884.2
PRIMARY ALUMINUM:
  Shipments to Third Parties.....................................     242.5      355.4      340.6
  Intracompany Transfers.........................................     233.6      224.4      199.6
FABRICATED ALUMINUM PRODUCTS:
  Shipments to Third Parties.....................................     373.2      343.6      314.2

     The Company's operations are conducted through decentralized business units which compete throughout the aluminum industry:

     - The Alumina Business Unit, which mines bauxite and obtains additional bauxite tonnage under long-term contracts, produced approximately 9% of Western world alumina in 1992. During 1993, the Company utilized approximately 82% of its bauxite production at its alumina refineries and the remainder was either sold to third parties or tolled into alumina by a third party. In addition, during 1993 the Company utilized approximately 29% of its alumina for internal purposes and sold the remainder to third parties. The Company's share of total Western world alumina capacity was 8% in 1993.

     - The Primary Aluminum Products Business Unit operates two domestic smelters wholly owned by the Company and two foreign smelters in which the Company holds significant ownership interests. In 1993, the Company utilized approximately 44% of its primary aluminum for internal purposes and sold the remainder to third parties. The Company's share of total Western world primary aluminum capacity was 3% in 1993.

     - Fabricated products are manufactured by three Business
       Units -- Flat-Rolled Products, Extruded Products (including rod and bar), and Forgings and Castings -- which manufacture a variety of fabricated products (including body, lid and tab stock for beverage containers, sheet and plate products, screw machine stock, redraw rod, forging stock, truck wheels and hubs, air bag canisters and other forgings and castings and extruded products) and which operate plants located in principal marketing areas of the United States and Canada. Substantially all of the primary aluminum utilized in the Company's fabricated products operations is obtained through the Company, with the balance of the metal utilized in its fabricated products operations obtained from scrap metal purchases. In 1993, the Company shipped approximately 373,200 tons of fabricated aluminum products to third parties, which accounted for approximately 6% of the total tonnage of United States domestic fabricated shipments for such year.

     Alumina

     The following table lists the Company's bauxite mining and alumina refining facilities as of December 31, 1993:

                                                                                ANNUAL
                                                                              PRODUCTION         TOTAL
                                                                               CAPACITY          ANNUAL
                                                               COMPANY       AVAILABLE TO      PRODUCTION
           ACTIVITY                FACILITY        LOCATION   OWNERSHIP      THE COMPANY        CAPACITY
- -------------------------------  -------------    ----------  ----------     ------------     ------------
                                                                                (TONS)           (TONS)
Bauxite Mining.................  KJBC(1)          Jamaica            49%        4,500,000        4,500,000
                                 Alpart(2)        Jamaica            65%        2,275,000        3,500,000
                                                                             ------------     ------------
                                                                                6,775,000        8,000,000
                                                                             ------------     ------------
                                                                             ------------     ------------
Alumina Refining...............  Gramercy         Louisiana         100%        1,000,000        1,000,000
                                 Alpart           Jamaica            65%          943,000        1,450,000
                                 QAL              Australia        28.3%          934,000        3,300,000
                                                                             ------------     ------------
                                                                                2,877,000        5,750,000
                                                                             ------------     ------------
                                                                             ------------     ------------

- ---------------

(1) Although the Company owns 49% of Kaiser Jamaica Bauxite Company, it has the right to receive all of such entity's output.

(2) Alpart bauxite is refined into alumina at the Alpart refinery.

     Bauxite mined in Jamaica by Kaiser Jamaica Bauxite Company ("KJBC") is refined into alumina at the Company's plant at Gramercy, Louisiana, or is sold to third parties. In 1979, the Government of Jamaica granted the Company a mining lease for the mining of bauxite sufficient to supply the Company's then-existing Louisiana alumina refineries at their annual capacities of 1,656,000 tons per year until January 31, 2020 (KJBC has announced that it intends to curtail production of bauxite by 500,000 tons per year). Alumina from the Gramercy plant is sold to third parties. The Company has entered into a series of medium-term contracts for the supply of natural gas to the Gramercy plant. The price of such gas varies based upon certain spot natural gas prices, with floor and ceiling prices applicable to approximately one-half of the delivered gas. The Company has, however, established a fixed price for a portion of the delivered gas through a hedging program.

     Alpart holds bauxite reserves and owns an alumina plant located in Jamaica. The Company has a 65% interest in Alpart and Hydro Aluminium a.s ("Hydro") owns the remaining 35% interest. The Company has management responsibility for the facility on a fee basis. The Company and Hydro have agreed to be responsible for their proportionate shares of Alpart's costs and expenses. Alpart is engaged in a program of modernization and expansion of its facilities. As a part of that program, the capacity of the Alpart alumina refinery has been increased to 1,450,000 tons per year as of December 31, 1992. In 1981, the Government of Jamaica granted Alpart a mining lease covering bauxite reserves sufficient to operate the Alpart plant until December 31, 2019. In connection with the expansion program, the Alpart partners have entered into an agreement with the Government of Jamaica designed to assure that sufficient reserves of bauxite will be available to Alpart to operate its refinery, as it has been expanded and as it may be expanded through the year 2024 (to a capacity of 2,000,000 tons per year).

     In mid-1990, Alpart entered into a five-year agreement for the supply of substantially all of its fuel oil, the refinery's primary energy source. In February 1992, this agreement was extended for one year and the quantity of fuel oil to be supplied was increased. The price for 80% of the initial quantity remains fixed at a price which prevailed in the fourth quarter of 1989; the price for 80% of the increased quantity is fixed at a negotiated price; and the price for the balance of the initial and increased quantities was based upon certain spot fuel oil prices plus transportation costs. Alpart has purchased all of the quantities of fuel oil which could be purchased based upon certain spot fuel oil prices under both the initial and extended agreements.

     The Company holds a 28.3% interest in QAL, which owns the largest and one of the most efficient alumina refineries in the world, located in Queensland, Australia. QAL refines bauxite into alumina, essentially on a cost basis, for the account of its stockholders pursuant to long-term tolling contracts. The stockholders, including the Company, purchase bauxite from another QAL stockholder pursuant to long-term supply contracts. The Company has contracted to take approximately 751,000 tons per year of capacity or pay standby charges. The Company is unconditionally obligated to pay amounts calculated to service its share ($73.6 million at December 31, 1993) of certain debt of QAL, as well as other QAL costs and expenses, including bauxite shipping costs. An expansion project, completed at the end of 1990, increased QAL's annual production capacity to approximately 3,300,000 tons, of which approximately 934,000 tons are available to the Company.

     The Company's principal customers for bauxite and alumina consist of large and small domestic and international aluminum producers that purchase bauxite and reduction-grade alumina for use in their internal refining and smelting operations and trading intermediaries who resell raw materials to end-users. In 1993, the Company sold all of its bauxite to one customer and sold alumina to thirteen customers, the largest and top five of which accounted for approximately 22% and 79% of such sales, respectively. Among alumina producers, the Company believes it is now the world's second largest seller of alumina to third parties. The Company's strategy is to sell a substantial portion of the bauxite and alumina available to it in excess of its internal refining and smelting requirements pursuant to forward sales contracts. See "-- Sensitivity to Prices and Hedging Programs." Marketing and sales efforts are conducted by senior executives of the Alumina Business Unit and the Company.

     Primary Aluminum Products

     The following table lists the Company's primary aluminum smelting facilities as of December 31, 1993:

                                                                     ANNUAL
                                                                     RATED          TOTAL
                                                                    CAPACITY       ANNUAL         1993
                                                     COMPANY      AVAILABLE TO      RATED      OPERATING
              LOCATION                FACILITY      OWNERSHIP     THE COMPANY     CAPACITY        RATE
- ------------------------------------ ----------     ----------    ------------    ---------    ----------
                                                                     (TONS)        (TONS)
Domestic
  Washington........................ Mead               100%        200,000        200,000          80%(1)
  Washington........................ Tacoma             100%         73,000         73,000          77%(1)
                                                                  ------------    ---------
          Subtotal..................                                273,000        273,000
                                                                  ------------    ---------
International
  Ghana............................. Valco               90%        180,000        200,000          88%
  Wales, U.K........................ Anglesey            49%         55,000        112,000         112%
                                                                  ------------    ---------
          Subtotal..................                                235,000        312,000
                                                                  ------------    ---------
          Total.....................                                508,000        585,000
                                                                  ------------    ---------
                                                                  ------------    ---------

- ------------

(1) See "Risk Factors -- Recent Developments in Power Supply for Pacific Northwest Operations and Resultant Production Curtailments."

     The Company owns two smelters located at Mead and Tacoma, Washington, where alumina is processed into primary aluminum. The Mead facility uses pre-bake technology; the Tacoma plant uses Soderberg technology. Both smelters have achieved significant production efficiencies in recent years through retrofit technology, cost controls and semi-variable wage and power contracts, leading to increases in production volume and enhancing their ability to compete with newer smelters. At the Mead plant, the Company has converted to welded anode assemblies to increase energy efficiency, has reduced the number of anodes used in the smelting process, has changed from pencil to liquid pitch to produce carbon anodes which achieved environmental and operating savings, and is engaged in efforts to increase production through the use of improved, higher-efficiency reduction cells. In 1992, improved performance was achieved at Mead and Tacoma in the areas of energy efficiency and hot metal production. Both the Mead and Tacoma plants operated at approximately full rated capacity during 1991-1992, but operated at less than rated capacity throughout 1993, as a result of a power reduction imposed by the BPA, which is discussed below. The electricity supply contracts between the BPA and the Company expire in 2001. Through June 1996, the Company pays for power on a basis which varies, within certain limits, with the market price of primary aluminum, and thereafter the Company will pay for power at variable rates to be negotiated. During 1993, the Company paid for power under its power supply contract with the BPA at the floor rate. The Tacoma facility produces high grade, continuous cast, redraw rod, which currently commands a premium price in excess of primary aluminum prices. The Mead facility produces primary aluminum, almost all of which is used at the Company's Trentwood fabricating facility and the balance of which is sold to third parties.

     The Company manages, and holds a 90% interest in, the Valco aluminum smelter in Ghana. The Valco smelter uses pre-bake technology. The smelter processes alumina supplied by the Company and the other participant into primary aluminum under long-term tolling contracts which provide for proportionate payments by the participants in amounts intended to pay not less than all of Valco's operating and financing costs. The Company's share of the primary aluminum is sold to third parties.

     Power for the Valco smelter is supplied under an agreement which expires in 1997, subject to Valco's right to extend the agreement for 20 years. The agreement indexes the price of two-thirds of the contract quantity to the market price of primary aluminum and fixes the price for the remainder, and provides for a review and adjustment of the base power rate and the price index every five years. The Valco smelter restarted production early in 1985 after being closed for more than two years due to lack of rainfall and the resultant hydroelectricity shortage. The Company believes that there has been sufficient rainfall and water storage such that an adequate supply of electricity for the Valco plant at its current operating rate is probable for at least one year.

     The Company has a 49% interest in the Anglesey Aluminium Limited ("Anglesey") aluminum smelter and port facility at Holyhead, Wales. The Anglesey smelter uses pre-bake technology. The Company supplies 49% of Anglesey's alumina requirements and purchases 49% of Anglesey's aluminum output. The Company sells its share of Anglesey's output to third parties. Power for the Anglesey alumina smelter is supplied under an agreement which expires in 2001.

     Electrical power represents an important production cost for the Company at the Facilities. The electricity supply contracts between the BPA and its direct service industry customers (which consist of 15 energy intensive companies, principally aluminum producers, including the Company) permit the BPA to interrupt up to 25% of the amount of power which it normally supplies to such customers. As a result of drought conditions, in January 1993 the BPA reduced the amount of power it normally supplies to its direct service industry customers, including the Company with respect to the Facilities. In response to such reduction, the Company removed three reduction potlines from production (two at the Mead smelter and one at the Tacoma smelter), and purchased substitute power in the first quarter of 1993 at increased costs. The BPA has notified its direct service industry customers that it intends to maintain the interruption of 25% of the amount of power it normally provides to such customers through February 28, 1994. Despite the temporary availability of such power through July 1993, the Company has operated its Mead and Tacoma smelters at the reduced operating rates introduced in January 1993, and has operated its Trentwood fabrication facility without any curtailment of its production. The Company currently anticipates that in 1994 it will operate the Mead and Tacoma smelters at rates which do not exceed the current operating rates of 75% of full capacity for such smelters. The Company cannot predict whether full power will be provided by the BPA after February 28, 1994, or whether power will otherwise become available at a price acceptable to the Company. The Company will continue to assess its production levels at the Mead and Tacoma smelters in light of the availability and cost of such power and other production costs, the market price of primary aluminum, industry inventory levels and other industry-related and Company-related factors.

     Effective October 1, 1993, an increase in the base rate BPA charges to its direct service industry customers for electricity was adopted, which will increase the Company's production costs at the Mead and Tacoma smelters by approximately $15.0 million per year (approximately $11.3 million per year based on the Company's current operating rate of approximately 75% of full capacity). The rate increase generally is expected to remain in effect for two years.

     In the event that the BPA's revenues fall below certain levels prior to April 1994, the BPA may impose up to a 10% surcharge on the base rate it charges to its direct service industry customers, effective during the period from October 1994 through October 1995 (which would increase the Company's production costs at the Mead and Tacoma smelters by approximately $9.1 million per year based on the Company's current operating rate of approximately 75% of full capacity). In addition, in order to comply with certain federal laws and regulations applicable to endangered fish species, the BPA may be required in the future to reduce its power generation and to purchase substitute power (at greater expense) from other sources. The foregoing factors would increase the Company's operating expenses.

     The Company has developed and installed proprietary retrofit technology in all of its smelters. This technology -- which includes the redesign of the cathodes and anodes that conduct electricity through reduction cells, improved "feed" systems that add alumina to the cells, and a computerized system that controls energy flow in the cells -- enhances the Company's ability to compete more effectively with the industry's newer smelters. The Company is actively engaged in efforts to license this technology and sell technical and managerial assistance to other producers worldwide, and may participate in joint ventures or similar business partnerships which employ the Company's technical and managerial knowledge. Pursuant to various arrangements, the Company's technology has been installed in aluminum smelters located in West Virginia, Ohio, Missouri, Kentucky, Sweden, Germany, India, Australia, New Zealand, Ghana, the Commonwealth of Independent States and the United Kingdom. See "-- Research and Development."

     The Company's principal primary aluminum customers consist of large trading intermediaries and metal brokers, who resell primary aluminum to fabricated product manufacturers, and large and small international aluminum fabricators. In 1993, the Company sold approximately 56% of its primary aluminum production not utilized for internal purposes to approximately 50 customers, the largest and top five of which accounted for approximately 44% and 64% of such sales, respectively. Marketing and sales efforts are conducted by a small staff located at the business unit's headquarters in Pleasanton, California, and by senior executives of the Company who often participate in the structuring of major sales transactions. A majority of the business unit's sales are based upon long-term relationships with metal merchants and end-users.

     Fabricated Products

       Flat-Rolled Products

     The Flat-Rolled Products Business Unit, the largest of the Company's fabricated products businesses, operates the Trentwood sheet and plate mill at Trentwood, Washington. The Trentwood facility is the Company's largest fabricating plant and accounted for substantially more than one-half of the Company's 1993 fabricated products shipments. The business unit supplies the beverage container market (producing body, lid and tab stock), the aerospace market, and the tooling plate, heat-treated alloy and common alloy coil markets, both directly and through distributors. KACC announced in October 1993 that it is restructuring its flat-rolled products operation at its Trentwood plant to reduce that facility's annual operating costs. This effort is in response to over-capacity in the aluminum rolling industry, flat demand in can stock markets, and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which have resulted in declining prices in Trentwood's key markets. The Trentwood restructuring is expected to result in annual cost savings of approximately $50.0 million after it has been fully implemented (which is expected to occur during the next two years).

     The Company's flat-rolled products are sold primarily to beverage container manufacturers located in the western United States where the Company has a transportation advantage. Quality of products for the beverage container industry, timeliness of delivery and price are the primary bases on which the Company competes. The Company believes that its capital improvements at Trentwood have enhanced the quality of its products for the beverage container industry and the capacity and efficiency of its manufacturing operations. The Company believes that it is one of the highest quality producers of aluminum beverage can stock in the world.

     In 1993, the Flat-Rolled Products Business Unit had twenty-two foreign and domestic can stock customers, the majority of which were beverage can manufacturers (including seven of the eight major domestic beverage can manufacturers) and the balance of which were brewers. The largest and top five of such customers accounted for approximately 25% and 56%, respectively, of the business unit's sales revenue. In 1993, the business unit shipped products to over 200 customers in the aerospace, transportation and industrial ("ATI") markets, most of which were distributors who sell to a variety of industrial end-users. The top five customers in the ATI markets for flat-rolled products accounted for approximately 10% of the business unit's sales revenue. The marketing staff for the Flat-Rolled Products Business Unit is headquartered in Pleasanton, California, and is also located at the Trentwood facility, and sales are made directly to customers (including distributors) from ten sales offices located throughout the United States. International customers are served by a sales office in the Netherlands and by independent sales agents in Asia and Latin America. See also "-- Sensitivity to Prices and Hedging Programs -- Fabricated Products" for a discussion of demand for fabricated products in the aerospace market.

       Extruded Products

     The Extruded Products Business Unit is headquartered in Dallas, Texas, and operates soft alloy extrusion facilities in Los Angeles, California; Sherman, Texas; and London, Ontario, Canada; a cathodic protection business located in Tulsa, Oklahoma, that also extrudes both aluminum and magnesium; and rod and bar facilities in Newark, Ohio, and Jackson, Tennessee, which produces screw machine stock, redraw rod, forging stock and billet. Each of the soft alloy extrusion facilities has fabricating capabilities and provides finishing services. The Company began commercial operation of its London, Ontario, Canada facility in the second quarter of 1992, which is designed to produce more than 50 million pounds of extruded products annually.

     The Extruded Products Business Unit's major markets are in the transportation industry, to which it provides extruded shapes for automobiles, trucks, trailers, cabs and shipping containers, and distribution, durable goods, defense, building and construction, ordnance, and electrical markets. In 1993, the Extruded Products Business Unit had over 900 customers for its products, the largest and top five of which accounted for approximately 6% and 19%, respectively, of its sales revenue. Sales are made directly from plants as well as marketing locations across the United States.

       Forgings and Castings

     The Forgings and Castings Business Unit operates forging facilities at Erie, Pennsylvania, Oxnard, California, and Greenwood, South Carolina, and a machine shop at Greenwood, South Carolina. The Forgings and Castings Business Unit is one of the largest producers of aluminum forgings in the United States, and is a major supplier of high quality forged parts to customers in the automotive, commercial vehicle and ordnance markets. The high strength-to-weight properties of forged aluminum make it particularly well suited for automotive applications. During 1991, the Forgings and Castings Business Unit entered the castings business by purchasing the assets of Winters Industries, which supplies cast aluminum engine manifolds to the automobile, truck and marine markets. The casting production facilities include two foundries and a machining facility in Ohio.

     In 1993, the Forgings and Castings Business Unit had over 500 customers for its products, the largest and top five of which accounted for approximately 20% and 57%, respectively, of the Forgings and Casting Business Unit's sales revenue. The Forgings and Castings Business Unit's headquarters is located in Erie, Pennsylvania, and additional sales, marketing and engineering groups are located in the midwestern and western United States.

COMPETITION

     Aluminum products compete in many markets with steel, copper, glass, plastic and numerous other materials. Within the aluminum business, the Company competes with both domestic and foreign producers of bauxite, alumina and primary aluminum, and with domestic and foreign fabricators. The Company's principal competitors in the sale of alumina include Alcoa of Australia, Ltd., Billiton International Metals B.V., Clarendon Ltd. and Pechiney S.A. In addition to the foregoing, the Company competes with most aluminum producers in the production of primary aluminum. Many of the Company's competitors have greater financial resources than the Company. In addition, the Commonwealth of Independent States has been supplying large quantities of primary aluminum to the Western world.

     Primary aluminum and, to some degree, alumina are commodities with generally standard qualities, and competition in the sale of these commodities is based primarily upon price, quality and availability. The Company believes that, assuming the current relationship between worldwide supply and demand for alumina and primary aluminum does not change materially, the loss of any one of its customers, including intermediaries, would not have a material adverse effect on its business or operations.

     The Company also competes with a wide range of domestic and international fabricators in the sale of fabricated aluminum products. Competition in the sale of fabricated products is based upon quality, availability, price and service, including delivery performance. The Company concentrates its fabricating operations on selected products in which the Company has production expertise, high quality capability, and geographic and other competitive advantages.

RESEARCH AND DEVELOPMENT

     The Company conducts research and development activities principally at three facilities dedicated to that purpose -- the Center for Technology ("CFT") in Pleasanton, California; the Primary Aluminum Products Division Technology Center ("DTC") adjacent to the Mead smelter in Spokane, Washington; and the Alumina Development Laboratory ("ADL") at the Gramercy, Louisiana refinery. Net expenditures for Company-sponsored research and development activities were $18.5 million in 1993, $13.5 million in 1992 and $11.4 million in 1991. The Company's research staff totaled 160 at December 31, 1993. The Company estimates that research and development net expenditures will be in the range of approximately $17-$19 million per year in the 1994 period.

     CFT concentrates its research and development efforts on flat-rolled products while providing specialized services to the Company's other business units. Its activities include development of can stock products and aircraft sheet and plate products, and process improvements directed at efficiency and quality. In can stock, CFT works to optimize the product's metallurgy, surface characteristics, coatings and lubrication. CFT also offers research and development, technical services and selected proprietary technology for license or sale to third parties. CFT is currently providing technology and technical assistance to Samyang Metal Co. Ltd. in building an aluminum rolling mill in Yongju, Korea. CFT also is engaged in cooperative research and development projects with Furukawa Electric Co., Ltd., Pechiney Rhenalu and Kawasaki Steel Corporation of Japan, with respect to the ground transportation market.

     DTC maintains specialized laboratories and a miniature carbon plant where experiments with new anode and cathode technology are performed. DTC supports the Company's primary aluminum smelters, concentrating on the development of cost-effective technical innovations and equipment and process improvements. Energy savings of approximately 10% have been achieved at smelters utilizing proprietary DTC-developed technologies (which are employed in both retrofit and new construction applications), such as improved cathode and anode design and insulation, modified electrolyte chemistry, distributive microprocessor control and modified cell magnetics. Other proprietary DTC retrofit technologies, such as redesigned reduction cells, have helped the Company's older smelters achieve competitiveness with more recently constructed facilities. The Company is actively engaged in efforts to license this technology and sell technical and managerial assistance to other producers worldwide. Pursuant to various arrangements, the Company's technology has been installed in aluminum smelters located in West Virginia, Ohio, Missouri, Kentucky, Sweden, Germany, India, Australia, New Zealand, Ghana and the United Kingdom.

     The Company has entered into agreements with respect to the Krasnoyarsk smelter located in the Commonwealth of Independent States pursuant to which the Company has licensed certain of its technology for use in such facility and has agreed to provide purchasing services in obtaining western-sourced technology and equipment to be used in such facility. These agreements were entered into in November 1990, and the services under them are expected to be completed in 1994. In addition, the Company has entered into agreements with respect to the Nadvoitsky smelter located in the Commonwealth of Independent States and the Korba smelter of the Bharat Aluminum Co. Ltd. located in India pursuant to which the Company has licensed certain of its technology for use in such facilities. The agreements relating to the Nadvoitsky and Korba smelters were entered into in 1993, and the services under such agreements are expected to be completed in 1995 and 1994, respectively.

     ADL has developed technologies which have improved alumina refinery efficiency. These include a high-capacity thickener process used in the separation of alumina from bauxite slurry, plant conversion designs that enable alumina refineries to convert from the production of fine alumina to the preferred coarser "sandy" alumina, technology that enables refineries to process different qualities of bauxite, and computer-aided instrumentation systems to improve process efficiencies and energy use in alumina refineries. The Company is actively pursuing the licensing of alumina refinery technology worldwide. The Company's technology is in use in alumina refineries in the Americas, Australia, India and Europe.

     The Company's technology sales and revenue from technical assistance to third parties were $12.8 million in 1993, $14.1 million in 1992, and $10.9 million in 1991.

EMPLOYEES

     During 1993, the Company employed an average of 10,223 persons, compared with an average of 10,129 employees in 1992, and 9,967 employees in 1991. At December 31, 1993, the Company's workforce was approximately 10,029, including a domestic workforce of 5,930, of whom 4,146 were paid at an hourly rate. Most hourly paid domestic employees are covered by collective bargaining agreements with various labor unions. Approximately 73% of such employees are covered by a master agreement with the United Steelworkers of America (the "Labor Contract") which expires on October 31, 1994. The Labor Contract covers the Company's plants in Spokane (Trentwood and Mead), Washington; Tacoma, Washington; Gramercy, Louisiana; and Newark, Ohio.

     The Labor Contract provides for floor level wages at all covered plants. In addition, for workers covered by the Labor Contract at the Mead and Newark plants, for any quarterly period when the average Midwest U.S. transaction price of primary aluminum is $.54 per pound or above, a bonus payment is made. The amount of the quarterly bonus payment changes incrementally with each full cent change in the price of primary aluminum between $.54 per pound and $.61 per pound, remains constant when the price is $.61 or more per pound but is below $.74 per pound, changes incrementally again with each full cent change in the price between $.74 per pound and $.81 per pound, and remains at the ceiling when the price is $.81 per pound or more. Workers covered by the Labor Contract at the Trentwood, Tacoma and Gramercy plants may receive quarterly bonus payments based on various indices of productivity, efficiency and other aspects of specific plant performance, as well as, in certain cases, the price of alumina or primary aluminum. The particular quarterly bonus variable compensation formulas currently applicable at each plant will remain applicable for the remainder of the contract term.

     Pursuant to the Labor Contract, base wage rates were raised $.50 per hour in 1990 and were raised an additional $.50 per hour effective November 1, 1993. Each of the employees covered by the Labor Contract has received $2,000 in lump-sum signing and special bonuses. In addition, the Company acquired in the first quarter of 1991 up to $4,000 of preference stock held for the benefit of approximately 80% of the employees covered by the Labor Contract, and agreed to acquire in 1994 an additional $2,000 of such preference stock held for the benefit of substantially the same employees. The Company also acquired in the first quarter of 1991 up to $4,000 of preference stock which had been held for the benefit of each of certain salaried employees. The Company considers its employee relations to be satisfactory.

ENVIRONMENTAL MATTERS

     The Company is subject to a wide variety of Environmental Laws which continue to be adopted and amended. The Environmental Laws regulate, among other things, air and water emissions and discharges; the generation, storage, treatment, transportation and disposal of solid and hazardous waste; the release of hazardous or toxic substances, pollutants and contaminants into the environment; and, in certain instances, the environmental condition of industrial property prior to transfer or sale. In addition, the Company is subject to various federal, state and local workplace health and safety laws and regulations ("Health Laws").

     From time to time, the Company is subject, with respect to its current and former operations, to fines or penalties assessed for alleged breaches of the Environmental and Health Laws and to claims and litigation brought by federal, state or local agencies and by private parties seeking remedial or other enforcement action under the Environmental and Health Laws or damages related to alleged injuries to health or to the environment, including claims with respect to certain waste disposal sites and the remediation of sites presently or formerly operated by the Company. See "-- Legal Proceedings." The Company's Mead, Washington facility has been listed on the National Priorities List under CERCLA. In connection with certain of its asset sales, the Company has indemnified the purchasers of assets with respect to certain liabilities (and associated expenses) resulting from acts or omissions arising prior to such dispositions, including environmental liabilities.

     In certain instances, the Company may be exposed to joint and several liability for remedial action or damages to natural resources. The Company, along with several other entities, has been named as a Potentially Responsible Party ("PRP") for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

     While the ultimate extent of the Company's liability for pending or potential fines, penalties, remedial costs, claims and litigation relating to environmental and health and safety matters cannot be determined at this time and, in light of evolving case law relating to insurance coverage for environmental claims, management is unable to determine definitively the extent of such coverage, management currently believes that the resolution of these matters (even without giving effect to potential insurance recovery) should not have a material adverse effect on the Company's consolidated financial position or results of operations.

     Environmental capital spending was $12.6 million in 1993, $13.1 million in 1992 and $11.2 million in 1991. Annual operating costs for pollution control, not including corporate overhead or depreciation, were approximately $22.4 million in 1993, $21.6 million in 1992 and $17.8 million in 1991. Legislative, regulatory and economic uncertainties make it difficult to project future spending for these purposes. However, the Company currently anticipates that in the 1994-1995 period, environmental capital spending will be within the range of approximately $7.0-$20.0 million per year, and operating costs for pollution control will be within the range of $20.0-$22.0 million per year. These expenditures will be made to assure compliance with applicable Environmental Laws and are expected to include, among other things, additional "red mud" disposal facilities and improved levees at the Gramercy, Louisiana refinery (which are being financed by the Gramercy Bonds), bath crushing improvements, baking furnace modernization, and improved calcining controls at the Mead, Washington facility; new and continuing environmental projects at the Trentwood, Washington facility; and environmental projects required under the Clean Air Act Amendments of 1990. In addition, $7.2 million in cash expenditures in 1993, $9.6 million in 1992 and $14.0 million in 1991 were charged to previously established reserves relating to environmental cost. Approximately $7.0 million is expected to be charged to such reserves in 1994.

LEGAL PROCEEDINGS

     Aberdeen Pesticide Dumps Site Matter

     The Aberdeen Pesticide Dumps Site, listed on the Superfund National Priorities List, is composed of five separate sites around the town of Aberdeen, North Carolina. These sites (in the aggregate, the "Sites") include the Farm Chemicals Site, Twin Sites, Fairway Six Site, McIver Dump Site and the Route 211 Site. The Sites are of concern to the United States Environmental Protection Agency (the "EPA") because of their past use as either pesticide formulation facilities or pesticide disposal areas from approximately the mid-1930's through the late 1980's.

     The United States originally filed a cost recovery complaint (as amended, the "Complaint") in the United States District Court for the Middle District of North Carolina, Rockingham Division, No. C-89-231-R, against five defendants on March 31, 1989, and subsequently amended its complaint to add another ten defendants on February 6, 1991, and another four defendants on August 1, 1991. The Company and KACC were not defendants named in the Complaint. The Complaint seeks reimbursement for past and future response costs and a determination of liability of the defendants under Section 107 of CERCLA.

     On or about October 2, 1991, KACC, along with approximately seventeen other parties, was served with third party complaints from four of the defendants named in the Complaint (the "Third Party Plaintiffs") alleging claims arising under various theories of contribution and indemnity. On October 22, 1992, the United States filed a motion for leave to file an amended complaint naming KACC as a first party defendant in its cost recovery action. On February 16, 1993, the court granted that motion.

     The EPA has performed a Remedial Investigation/Feasibility Study and issued a Record of Decision ("ROD") dated September 30, 1991, for the Sites. The major remedy selected for the five Sites in the ROD consisted of excavation of contaminated soil, treatment of the contaminated soil at a single location utilizing thermal treatment, and placement of the treated material back into the areas of excavation. The estimated cost of such remedy for the five Sites is approximately $32 million. Other possible remedies described in the ROD included on-site incineration and on-site ash disposal at an estimated cost of approximately $53 million, and off-site incineration and disposal at an estimated cost of approximately $222 million. The Company understands that the EPA is also investigating contamination of groundwater at the Sites. The EPA has stated that it has incurred past costs at the Sites in the range of $7.5-$8 million as of February 9, 1993, and alleges that response costs will continue to be incurred in the future.

     On May 20, 1993, the EPA issued three unilateral Administrative Orders under Section 106(a) of CERCLA ordering the Respondents, including KACC, to perform the remedial design and remedial action described in the ROD for the Farm Chemicals Site (EPA Docket No. 93-13-C), Twin Sites (EPA Docket No. 93-14-C) and Fairway Six Site (EPA Docket No. 93-15-C). The estimated cost as set forth in the ROD for the remedial action at the three sites is approximately $27 million. In additional to KACC, Respondents named in the Administrative Orders for all three sites include J. M. Taylor, Grower Service Corporation, E.
I. DuPont de Nemours & Co., Olin Corporation, UCI Holdings, Inc., PPG Industries, Inc., and Union Carbide Corporation. Ciba-Geigy Corporation, Hercules, Inc., Mobil Oil Corporation, Shell Oil Company, The Boots Company
(USA), Inc., Nor-Am Chemical Co., George D. Anderson, Farm Chemicals, Inc., Partners In The Pits, Ltd., Dan F. Maples, Pits Management Corp., Maples Golf Construction, Inc., Yadco of Pinehurst, Inc. and Robert Trent Jones are named as Respondents for one or two of the Sites.

     The Company has entered into an Agreement in Principle with certain of the respondents to participate jointly in responding to the Administrative Orders, to share costs incurred on an interim basis, and to seek to reach a final allocation of costs through agreement or to allow such final allocation and determination of liability to be made by the United States District Court. A definitive PRP Participation Agreement is awaiting execution by the group. By letter dated July 6, 1993, the Company notified the EPA of its ongoing participation with such group of respondents which, as a group, are intending to comply with the Administrative Orders to the extent consistent with applicable law.

     By letters dated December 30, 1993, the EPA notified KACC of its potential liability for, and requested that KACC, along with certain other companies, undertake or agree to finance, groundwater remediation at certain of the sites. With respect to the Farm Chemicals and Twin Sites, in addition to KACC, the EPA issued such letters to J.M. Taylor, Grower Services Corporation, Farm Chemicals, Inc., E.I. DuPont de Nemours and Company, Olin Corporation, UCI Holdings, Inc., Union Carbide Corporation, Miles, Inc., Mobil Oil Corporation, Shell Oil Company, Hercules, Inc., The Boots Company (USA), Inc., Nor-Am Chemical Company, and Ciba-Geigy Corporation. With respect to the Fairway Six Site, in addition to KACC, the EPA issued such letters to J.M. Taylor, G.D. Anderson, Grower Service Corporation, Partners in Pits, Dan Maples, Pits Management Corporation, Maples Golf Construction, Inc., Yadco of Pinehurst, Inc., Robert Trent Jones, E.I. DuPont de Nemours and Company, Olin Corporation, UCI Holdings, Inc., Union Carbide Corporation, Miles, Inc., Ciba-Geigy Corporation and Hercules, Inc. The ROD-selected remedy for the groundwater remediation selected by EPA includes extraction, on-site treatment by coagulation/flocculation/precipitation, air stripping, GAC absorption, and discharge on site for the Farm Chemicals/Twin Sites and extraction, on-site treatment by GAC absorption and discharge on-site for the Fairway Six Site. The EPA has estimated the total present worth cost, including thirty years of operation and maintenance, at $11,849,757.

     KACC, along with other notified parties, plans to meet with representatives of the EPA to discuss whether an agreement to perform this remediation is possible.

     Based upon the information presently available to it, the Company is unable to determine whether KACC has any liability with respect to any of the Sites or, if there is any liability, the amount thereof. Two Government witnesses have testified that KACC acquired pesticide products from the operator of the formulation site over a two to three year period. The Company has been unable to confirm the accuracy of this testimony.

     United States of America v. Kaiser Aluminum & Chemical Corporation

     On February 8, 1989, a civil action was filed by the United States Department of Justice at the request of the EPA against the Company in the United States District Court for the Eastern District of Washington, Case Number C-89-106-CLQ. The complaint alleged that emissions from certain stacks at the Company's Trentwood facility in Spokane, Washington intermittently violated the opacity standard contained in the Washington State Implementation Plan ("SIP"), approved by the EPA under the federal Clean Air Act. The complaint sought injunctive relief, including an order that the Company take all necessary action to achieve compliance with the Washington SIP opacity limit and the assessment of civil penalties of not more than $25,000 per day.

     In the course of the litigation, questions arose as to whether the observers who recorded the alleged exceedances were qualified under the Washington SIP to read opacity. In July 1990, the Company and the Department of Justice agreed to a voluntary dismissal of the action. At that time, however, the EPA had arranged for increased surveillance of the Trentwood facility by consultants and the EPA's personnel. From May 1990 through May 1991, these observers recorded approximately 130 alleged exceedances of the SIP opacity rule. Justice Department representatives have stated their intent to file a second lawsuit against the Company based on the opacity observations recorded during that period.

     The second lawsuit has not yet been filed. Instead, the Company has entered into negotiations with the EPA to resolve the claims against the Company through a consent decree. Although the EPA and the Company have made substantial progress in negotiating the terms of the consent decree, key issues remain to be resolved. Anticipated elements of any settlement would include a commitment by the Company to improve the emission control equipment at the Trentwood facility and a civil penalty assessment against the Company, in an amount to be determined.

     As of the date of this Prospectus, the Company cannot predict the likelihood that the EPA and the Company will reach agreement upon the terms of a consent decree. In the event that the negotiations are not successful, the matter likely would be resolved in federal court.

     Catellus Development Corporation v. Kaiser Aluminum & Chemical Corporation and James L. Ferry & Son, Inc.

     On January 7, 1991, the City of Richmond, et al. (the "Plaintiffs") filed a Second Amended Complaint for Damages and Declaratory Relief against the United States of America, the United States Maritime Administration and Santa Fe Land Corporation (now known as Catellus Development Corporation ("Catellus")) (collectively, the "Defendants") alleging, among other things, that the Defendants caused or allowed hazardous substances, pollutants, contaminants, debris and other solid wastes to be discharged, deposited, disposed of or released on certain property located in Richmond, California (the "Property") formerly owned by Catellus and leased to (i) the Company for the purpose of shipbuilding activities conducted by the Company on behalf of the United States during World War II, and (ii) subsequent tenants thereafter. Plaintiffs allege, among other things, that (i) the Defendants are jointly and severally liable for response costs and natural resources damages under CERCLA, (ii) Defendant United States of America is liable on grounds of negligence for damages under the Federal Tort Claims Act, and (iii) Defendant Catellus is strictly liable and on grounds of negligence for such discharge, deposit, disposal or release. Certain of the Plaintiffs have alleged that they had incurred or expect to incur costs and damages in the amount of approximately $49 million, in the aggregate.

     On or about September 23, 1992, the Plaintiffs filed a Third Amended Complaint, alleging, among other things, that (i) the Defendants are jointly and severally liable for response costs, declaratory relief and natural resources damages under CERCLA; (ii) Defendant United States of America is liable on grounds of negligence, continuing trespass and continuing nuisance for damages under the Federal Tort Claims Act; (iii) Defendant Catellus is strictly liable on grounds of continuing nuisance, continuing trespass and negligence for such discharge, deposit, disposal or release; (iv) Catellus is liable to indemnify Plaintiffs; and (v) Catellus is liable for fraudulent concealment of the alleged contamination.

     On February 20, 1991, Catellus filed a third party complaint (the "Third Party Complaint") against the Company and James L. Ferry & Son, Inc. ("Ferry") in the United States District Court for the Northern District of California, Case No. C-89-2935 DLJ. The Third Party Complaint was served on the Company as of April 12, 1991. The Third Party Complaint alleges that, if the allegations of the Plaintiffs are true, then the Company and Ferry (which is alleged to have performed certain excavation activities on the Property and, as a result thereof, to have released contaminants on the Property and to have arranged for the transportation, treatment and disposal of such contaminants) are liable for Catellus' response costs and damages under CERCLA and damages under other theories of negligence and nuisance and, in the case of the Company, waste. Catellus seeks (i) contribution from the Company and Ferry, jointly and severally, for its costs and damages pursuant to CERCLA, (ii) indemnity from the Company and Ferry for any liability or judgment imposed upon it, (iii) indemnity from the Company and Ferry for reasonable attorneys' fees and costs incurred by it, (iv) damages for the injury to its interest in the Property, and (v) treble damages from the Company pursuant to California Code of Civil Procedure Section
732. On June 4, 1991, Catellus served on the Company a first amended third party complaint which alleges, in addition to the allegations of the Third Party Complaint, that the Company and/or a predecessor in interest to the Company is also liable for Catellus' damages, if any, on the basis of alleged contractual indemnities contained in certain former leases of the Property.

     The Third Party Complaint was amended on or about October 26, 1992. The amended Third Party Complaint alleges that, if the allegations of the Plaintiffs are true, then the Company and Ferry (which is alleged to have performed certain excavation activities on the Property and, as a result thereof, to have released contaminants on the Property and to have arranged for the transportation, treatment and disposal of such contaminants) are liable for (i) Catellus' response costs and natural resources damage under CERCLA; (ii) damages under theories of negligence, trespass and nuisance; (iii) indemnity (equitable and contractual); and (iv) attorneys fees under California Code of Civil Procedure
Section 1021.6.

     By letter dated October 26, 1992, counsel for certain underwriters at Lloyd's London and certain London Market insurance companies ("London Insurers") advised that the London Insurers agreed to reimburse the Company for defense expenses in the third party action filed by Catellus, subject to a full reservation of rights.

     The Plaintiffs filed a motion for leave to file a Third Amended Complaint which would have added the Company as a first party defendant. This motion was denied. On October 26, 1992, the Plaintiffs served a separate Complaint against the Company for damages and declaratory relief. The claims asserted by the Plaintiffs are for (i) recovery of costs, natural resources damages and declaratory relief under CERCLA; (ii) damages for injury to the Property arising from negligence; (iii) damages under a theory of strict liability; (iv) continuing nuisance and continuing trespass; (v) equitable indemnity; (vi) response costs incurred by the Richmond Redevelopment Agency under California Health & Safety Code Section 33459.4; and (vii) declaratory relief on the state claims. This matter has been tendered to the London Insurers.

     Picketville Road Landfill Matter

     On July 1, 1991, the EPA served on the Company and thirteen other PRPs a Unilateral Administrative Order For Remedial Design and Remedial Action (the "Order") at the Picketville Road Landfill site in Jacksonville, Florida. The EPA seeks remedial design and remedial action pursuant to CERCLA from some, but apparently not all, PRPs based upon a Record of Decision outlining remedial cleanup measures to be undertaken at the site adopted by the EPA on September 28, 1990. The site was operated as a municipal and industrial waste landfill from 1968 to 1977 by the City of Jacksonville. The Company was first notified by the EPA on January 17, 1991, that wastes from one of the Company's plants may have been transported to and deposited in the site. In its Record of Decision, the EPA estimated that the total capital, operations and maintenance costs of its elected remedy for the site would be approximately $9.9 million. There can be no assurance that such costs will not exceed such estimated amount. In addition, the EPA has reserved the right to seek recovery of its costs incurred relating to the Order, including, but not limited to, reimbursement of the EPA's cost of response. Through negotiations with the EPA and other PRPs, the Company has reached an agreement with such PRPs under which the Company will fund $146,700 of the cost of the remedial action (unless remedial costs exceed $19 million, in which event the settlement agreement will be re-opened). The implementation of the foregoing agreement is subject to continuing discussion among the EPA, the other PRPs and the Company.

     Asbestos-related Litigation


     The Company is a defendant in a number of lawsuits in which the plaintiffs allege that certain of their injuries were caused by exposure to asbestos during, and as a result of, their employment with the Company or to products containing asbestos produced or sold by the Company. The number of such lawsuits instituted against the Company increased substantially in 1993 and management believes the number of such lawsuits will continue to increase at a greater annualized rate than in prior years. In connection with such litigation, the Company made cash payments (for settlement and other related costs) during 1993, 1992 and 1991, in the amounts of $7.0 million, $7.1 million and $6.1 million, respectively. Based upon prior experience, the Company estimates future cash payments in connection with such litigation of approximately $8.0 million to $12.0 million per year for the years 1994 through 1998, and an aggregate of approximately $85.0 million thereafter (through 2007). Management currently believes, based upon the current and anticipated number of asbestos related claims, the prior timing and amounts of its asbestos related payments, its prior insurance related recoveries in respect of absestos related claims, its existing insurance policies, the current state of case law relating to asbestos claims and the advice of counsel, that there is no more than a remote possibility (under generally accepted accounting principles) that the Company's net liability for asbestos related claims is greater than the net liability recorded by the Company in its consolidated financial statements at September 30, 1993 (approximately $20.0 million).



     Various other lawsuits and claims are pending against the Company. Management believes that resolution of the lawsuits and claims made against the Company, including the matters discussed above, will not have a material adverse effect on the Company's consolidated financial position.


PROPERTIES

     The Company owns in fee or leases all the real estate and facilities used in connection with its business. Plants and equipment and other facilities are generally in good condition and suitable for their intended uses, subject to changing environmental requirements. Although the Company's domestic aluminum smelters and alumina facility were initially designed early in the Company's history, they have been modified frequently over the years to incorporate technological advances in order to improve efficiency, increase capacity and achieve energy savings. The Company believes that its domestic plants are cost competitive on an international basis. Due to the Company's variable cost structure, the plants' operating costs are relatively lower in periods of low primary aluminum prices and relatively higher in periods of high primary aluminum prices.

     Obligations under the Credit Agreement are secured by, among other things, mortgages on the Company's plants located in Spokane (the Trentwood and Mead plants) and Tacoma, Washington; Gramercy, Louisiana; Erie, Pennsylvania; Newark, Ohio; and Sherman, Texas. The New Credit Agreement will not be secured by the Company's Gramercy, Louisiana plant.

OTHER MATTERS

     On February 7, 1989, the Company sold aluminum production facilities at Ravenswood, West Virginia (the "Ravenswood Works") and Bedford, Indiana and a data center at Columbus, Ohio. The sales price for the three facilities was approximately $256 million, including approximately $168 million in cash and the assumption by the buyer of certain liabilities. Among the liabilities the buyer and its pension plan assumed were pension liabilities relating to former employees of the Company represented by the United Steelworkers of America ("USWA") who were employed by the buyer at the Ravenswood Works and the Bedford facility at the sale date (the "Former Employees"). The projected benefit obligation relating to such assumed pension liabilities was calculated at such time to be approximately $77.6 million. The buyer agreed to certain restrictions on its activities designed to help assure that it would meet its assumed obligations. The Company retained liability for pension, retiree health and life insurance coverage with respect to Ravenswood Works employees who retired from the Company prior to the sale date.

     The Company agreed with the USWA that in the event of a permanent shutdown of the Ravenswood Works prior to February 7, 1994, the Former Employees would receive from the owner of the Ravenswood Works, the Pension Benefit Guaranty Corporation, the Company and/or a pension plan maintained by the Company, the pension benefits accrued as of the sale date subject to certain limited exceptions. The Company also agreed with the USWA that in the event of such a shutdown, such Former Employees, if otherwise eligible, would receive retiree health coverage, subject to a monthly premium, and a portion of their life insurance coverage. The Company has not calculated the costs which would be necessary to provide the retiree health and life insurance coverage, but such costs are believed to be smaller than the amount of the pension liabilities assumed by the buyer.

     The Department of Labor ("DOL"), which has enforcement powers under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), in October 1991, initiated a review of the transfer of the pension liabilities and the related assets from the Company plan to the buyer and its pension plan. The Company has assisted the DOL with its review and believes that its agreements and actions in connection with the sale and the actions of the Company plan fiduciaries were in full compliance with ERISA.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The table below sets forth certain information, as of February 4, 1994, with respect to the executive officers and directors of the Company, and certain officers of KACC who perform services for the Company. All officers and directors hold office until their respective successors are elected and qualified or until their earlier resignation or removal.

                      NAMES                     POSITIONS AND OFFICES WITH THE COMPANY
        ---------------------------------  ------------------------------------------------
        George T. Haymaker, Jr...........  Chairman of the Board, Chief Executive Officer
                                             and Director
        Joseph A. Bonn...................  Vice President -- Planning and Administration
        John T. La Duc...................  Vice President and Chief Financial Officer
        Anthony R. Pierno................  Vice President and General Counsel
        Byron L. Wade....................  Vice President, Secretary and Deputy General
                                             Counsel
        Charlie Alongi...................  Controller
        Kris S. Vasan....................  Treasurer
        Robert E. Cole...................  Vice President of KACC
        John E. Daniel...................  Vice President of KACC
        Richard B. Evans.................  Vice President of KACC
        Robert W. Irelan.................  Vice President -- Public Relations of KACC
        Geoffrey W. Smith................  Vice President of KACC
        Lawrence L. Watts................  Vice President of KACC
        Robert J. Cruikshank.............  Director
        Charles E. Hurwitz...............  Director
        Ezra G. Levin....................  Director
        Robert Marcus....................  Director
        Paul D. Rusen....................  Director

     George T. Haymaker, Jr. Mr. Haymaker, age 56, assumed the positions of Chairman of the Board and Chief Executive Officer of the Company and KACC effective January 1, 1994. From May 1993 to December 1993, Mr. Haymaker served as President and Chief Operating Officer of the Company and KACC. Mr. Haymaker was elected as a director of the Company at the Company's Annual Meeting of Stockholders on May 19, 1993, and was also elected as a director of KACC at KACC's Annual Meeting of Stockholders held on June 15, 1993. From 1987 to April 1993, Mr. Haymaker had been a partner in a partnership which acquires, redirects and operates small to medium sized companies in the metals industry. He served as President from February 1992 to March 30, 1993, and has been a director since July 1987 of Metalmark Corporation, which is in the business of semi-fabrication of aluminum specialty foils and extrusions. From May 1986 until February 1993, he also served as President of West Coast Sales Corp., which provides management and acquisition services. Mr. Haymaker also served as Chief Executive Officer and a director of Amarlite Architectural Products, Inc. ("Amarlite"), a producer of architectural curtain wall and entrance products, from August 1990 to April 1992 and from April 1989 to February 1993, respectively. He was a director of American Powdered Metals Company, engaged in the manufacture of powdered metal components, from August 1988 to March 1993, and Hayken Metals Asia Limited, which represents manufacturers of aluminum and metal products, from January 1988 to April 10, 1993. During 1984 to 1986, Mr. Haymaker served as Executive Vice President -- Aluminum Operations of Alumax Incorporated, responsible for all primary aluminum and semi-fabricating activities. Mr. Haymaker has extensive experience in the management of businesses engaged in the production and sale of aluminum and aluminum products, including

25 years of experience in a variety of executive and managerial positions with Aluminum Company of America and its subsidiaries.

     Joseph A. Bonn. Mr. Bonn, age 50, has been Vice President -- Planning and Administration of the Company and KACC since February 1992 and July 1989, respectively. Mr. Bonn has served as a Vice President of KACC since April 1987, and served as Senior Vice President -- Administration of MAXXAM from September 1991 through December 31, 1992. He was also KACC's Director of Strategic Planning from April 1987 until July 1989.

     John T. La Duc. Mr. La Duc, age 50, has been Vice President and Chief Financial Officer of the Company since June 1989 and May 1990, respectively. He has been Chief Financial Officer of KACC since January 1990 and a Vice President of KACC since June 1989. From January 1, 1993 until April 5, 1993, Mr. La Duc served as Treasurer of the Company and KACC, having previously served as Treasurer of the Company from September 1987 to May 1990 and Assistant Treasurer of the Company from February 1987 to September 1987. Mr. La Duc also previously served as Treasurer of KACC from September 1987 until January 1990. He was an Assistant Treasurer and Treasurer, International Operations of KACC from 1981 until 1987. In September 1990, Mr. La Duc was elected Senior Vice President and Chief Financial Officer of MAXXAM. Mr. La Duc also serves as a Vice President and Chief Financial Officer of MAXXAM Group Inc. ("MAXXAM Group"), a wholly owned subsidiary of MAXXAM engaged through its subsidiaries in forest products operations, The Pacific Lumber Company ("Pacific Lumber"), an indirect subsidiary of MAXXAM engaged in forest products operations, and Pacific Lumber's subsidiary, Scotia Pacific Holding Company ("Scotia Pacific"). He also serves as a director of Pacific Lumber and Scotia Pacific.

     Anthony R. Pierno. Mr. Pierno, age 61, has served as Vice President and General Counsel of the Company and KACC since January 1992. He also serves as Senior Vice President and General Counsel of MAXXAM, positions he has held since February 1989. Mr. Pierno also serves as Vice President and General Counsel of MAXXAM Group, Pacific Lumber and Scotia Pacific. Immediately prior to joining MAXXAM, Mr. Pierno served as partner in charge of the business practice group in the Los Angeles office of the law firm of Pillsbury, Madison & Sutro. He has served as the Commissioner of Corporations of the State of California and as Chair of several committees of the State Bar of California. Mr. Pierno is Vice Chairman of the Board of Trustees of Whittier College, and a member and past Chairman of the Board of Trustees of Marymount College.

     Byron L. Wade. Mr. Wade, age 46, has served as Vice President and Secretary of the Company and KACC since January 1992, and Deputy General Counsel of the Company and KACC since May 1992 and June 1992, respectively. Mr. Wade has also served as Vice President and Deputy General Counsel of MAXXAM since May 1990, and Secretary of MAXXAM since October 1988. He previously served as Assistant Secretary and Assistant General Counsel of MAXXAM from November 1987 to October 1988 and May 1990, respectively. Mr. Wade has served as Vice President, Secretary and Deputy General Counsel of Pacific Lumber and Scotia Pacific since June 1990 and November 1992, respectively, and as a Vice President of MAXXAM Group since July 1990. He had previously served since 1983 as Vice President, Secretary and General Counsel of MCO Resources, Inc., a publicly-traded oil and gas company, which was majority owned by MAXXAM. Since July 1993, Mr. Wade has served as a director, Vice President and Secretary of SHRP, Inc. ("SHRP"), the sole general partner of Sam Houston Race Park, Ltd., a Texas limited partnership, which has been granted a license to operate a horse racing facility in Houston, Texas.

     Charlie Alongi. Mr. Alongi, age 63, has been the Controller of the Company and KACC since July 1989, and was the Assistant Controller of KACC from February 1982 until July 1989.

     Kris S. Vasan. Mr. Vasan, age 44, became Treasurer of the Company and KACC on April 6, 1993. Mr. Vasan previously served the Company and KACC as Corporate Director of Financial Planning and Analysis from June 1990 until April 1993. From October 1987 until June 1990, he served as Associate Director of Financial Planning and Analysis. He was Associate Director of Energy Planning of KACC from 1980 until 1987, and prior thereto, Manager of Energy Planning from 1978. Mr. Vasan joined KACC in 1974 as Senior Operations Research Analyst, a position he held until 1978.

     Robert E. Cole. Mr. Cole, age 47, has been a Vice President of KACC since March 1981. Mr. Cole also has served as Vice President -- Federal Government Affairs of MAXXAM, MAXXAM Group and Pacific Lumber since September 1990.

     John E. Daniel. Mr. Daniel, age 58, has been a Vice President of KACC since January 1992, and has been the General Manager of KACC's primary aluminum products business unit since November 1990. From November 1990 to January 1992, he was Divisional Vice President of KACC's primary aluminum products business unit. From December 1989 to November 1990, Mr. Daniel was Reduction Plant Manager of the Tacoma Smelter plant. From July 1986 to December 1989, he was Reduction Plant Manager of KACC's formerly owned Ravenswood, West Virginia plant.

     Richard B. Evans. Mr. Evans, age 46, has been a Vice President of KACC since January 1992, and has been the General Manager of KACC's flat-rolled products business unit since January 1989. From July 1986 to January 1992, he was Divisional Vice President of KACC's flat-rolled products business unit. From March 1985 to June 1986, Mr. Evans was Divisional Vice President and manager of KACC's formerly-owned Ravenswood, West Virginia plant. From July 1982 to February 1985, he was General Manager for Die Formed Products.

     Robert W. Irelan. Mr. Irelan, age 56, has been Vice President -- Public Relations of KACC since February 1988. From June 1985 to February 1988, Mr. Irelan served as Divisional Vice President -- Corporate Public Relations of KACC, and from 1968 to June 1985, he served KACC and certain affiliated companies in a variety of positions. Mr. Irelan also has served as Vice President -- Public Relations of MAXXAM, MAXXAM Group and Pacific Lumber since September 1990.

     Geoffrey W. Smith. Mr. Smith, age 47, has been a Vice President of KACC since January 1992, and has been Co-General Manager of KACC's alumina business unit since September 1991. From September 1990 to January 1992, Mr. Smith was Divisional Vice President of KACC's alumina business unit. From August 1988 to August 1990, Mr. Smith was Director of Business Development for the alumina business unit, and from 1982 to August 1988 was Operations/Technical Manager for the Gramercy refinery.

     Lawrence J. Watts. Mr. Watts, age 47, has been a Vice President of KACC since January 1992, and has been Co-General Manager of KACC's alumina business unit since September 1991. From June 1989 to January 1992, Mr. Watts was Divisional Vice President, Governmental Affairs and Human Resources for the alumina business unit, and from July 1988 to June 1989, he was Divisional Vice President, Public Relations and Governmental Relations for the same business unit. From September 1984 to July 1988, Mr. Watts was Manager, Human Resources for the alumina business unit.

     Robert J. Cruikshank. Mr. Cruikshank, age 63, was appointed as a director of the Company and KACC on January 26, 1994. In addition, he has been a director of MAXXAM since May 1993. Mr. Cruikshank was a Senior Partner in the international public accounting firm of Deloitte & Touche from December 1989 until his retirement in March 1993. Prior to its merger with Touche Ross & Co. in December 1989, Mr. Cruikshank served as Managing Partner of Deloitte Haskins & Sells from June 1974 until the merger, and served on such firm's board of directors from 1981 to 1985. Mr. Cruikshank also serves as a director of Houston Industries Incorporated, a public utility holding company with interests in electric utilities, cable television, coal and transportation businesses.

     Charles E. Hurwitz. Mr. Hurwitz, age 53, has served as a director of the Company since October 1988 and of KACC since November 1988. Mr. Hurwitz has also served as a member of the Board of Directors and the Executive Committee of MAXXAM since August 1978 and was elected as Chairman of the Board and Chief Executive Officer of MAXXAM in March 1980. Since May 1982, Mr. Hurwitz has been Chairman of the Board and Chief Executive Officer of MAXXAM Group. Since January 1, 1993, Mr. Hurwitz has also served MAXXAM and MAXXAM Group as President. Mr. Hurwitz has also served as a director and Chairman of the Board of SHRP since July 1993. From May 1986 until February 1993, Mr. Hurwitz served as a director of Pacific Lumber, and from December 31, 1992 until February 1993, he served as Chairman of the Board of Pacific Lumber. Mr. Hurwitz has been, since January 1974, Chairman of the Board and Chief

Executive Officer of Federated Development Company ("Federated"), a New York business trust primarily engaged in the management of real estate investments.

     Ezra G. Levin. Mr. Levin, age 59, has been a director of the Company since July 1991. He has been a director of KACC since November 1988, and a director of MAXXAM since May 1978. Mr. Levin also served as a director of the Company from April 1988 to May 1990. Mr. Levin is a partner in the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel. He serves as a trustee of Federated and as a director of MAXXAM Group, Pacific Lumber, Scotia Pacific and UMB Bank and Trust Company.

     Robert Marcus. Mr. Marcus, age 68, has been a director of the Company and KACC since September 1991. From 1987 to January 1992, Mr. Marcus was a partner in American Industrial Partners, a San Francisco and New York based firm specializing in private equity investments in industrial companies. From 1983 to 1991, Mr. Marcus was a director of Domtar Inc., a Canadian resource-based multi-business corporation. From 1982 to 1987, Mr. Marcus served as President and Chief Executive Officer of Alumax Inc., an integrated aluminum company.

     Paul D. Rusen. Mr. Rusen, age 58, has been a director of the Company since July 1991. Mr. Rusen previously served as a director of the Company from May 1987 to May 1990. Mr. Rusen has served as a director of KACC since April 1986. He is President of Employee Ownership, Inc., an investment banking firm, Chairman of Bliss/Salem Corporation, a rolling mill manufacturing company, former Chairman and Chief Executive Officer of Pittsburgh Forgings Company, a former director of Wheeling-Pittsburgh Steel Corporation and a former principal of Working Equity, Inc., an investment banking firm.

     In February 1992, Pittsburgh Forgings Company filed a voluntary corporate petition under Chapter 11, Title 11, of the United States Code in the United States Bankruptcy Court for the Western District of Pennsylvania. Mr. Rusen was the Chairman, President and Chief Executive Officer of Pittsburgh Forgings Company at such time.

     In October 1990, Amarlite filed a voluntary corporate petition under Chapter 11, Title 11, of the United States Code in the United States Bankruptcy Court for the Northern District of Georgia. In December 1991, Amarlite obtained approval of its reorganization plan, which was funded and substantially consummated on January 14, 1992. Mr. Haymaker was Chief Executive Officer and a director of Amarlite during such period.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

     The Board of Directors of the Company has several standing committees, including Executive, Audit and Compensation Committees.

     The Executive Committee, which currently consists of two members, meets on call and has authority to act on most matters during the intervals between meetings of the entire Board of Directors. Its current members are Messrs. Hurwitz (Chairman) and Haymaker.

     The Audit Committee presently consists of Messrs. Levin, Marcus (Chairman) and Rusen. The Audit Committee meets with appropriate Company financial and legal personnel, internal auditors and independent public accountants and reviews the internal controls of the Company and the objectivity of its financial reporting. This Committee recommends to the Board the appointment of the independent public accountants to serve as auditors in examining the corporate accounts of the Company. The independent public accountants periodically meet privately with the Audit Committee and have access to the Committee at any time.

     The Compensation Committee reviews and advises management, makes recommendations to the Board, and reviews and approves proposals regarding the establishment or change of benefit plans, salaries or compensation afforded the executive officers and other employees of the Company. Messrs. Levin (Chairman) and Marcus currently serve as members of this Committee.

     The Board of Directors of the Company does not have a standing nominating committee nor does it have any committee performing a similar function.

DIRECTOR COMPENSATION

     Directors who were not employees of the Company received a retainer of $30,000 for the 1992 calendar year. During 1992, directors of the Company who were also directors of MAXXAM did not receive any additional director or committee fees for serving as a director of the Company. Directors could also be paid additional ad hoc fees for extraordinary services. Mr. Marcus was paid an additional fee of $10,000 for extraordinary services performed in 1992. Directors were reimbursed for travel and other disbursements relating to Board and Committee meetings. Fees to directors who were also employees of the Company were deemed to be included in their salary. In addition to the compensation payable as a director for 1992, the Chairman of each of the Executive, Audit and Compensation Committees was paid a fee of $1,500 per committee meeting held on a date other than a Board of Directors meeting date. Other members of such Committees received no additional compensation for attending such Committee meetings.

     In November 1988, MAXXAM Group entered into a one-year consulting agreement with one of the Company's former directors, John B. Connally, under which Mr. Connally received $250,000. The agreement was subsequently renewed each year on the same terms and was effective until June 1993.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  Ownership of the Company's Common Stock

     The following table sets forth, as of December 31, 1993, the beneficial ownership of the Company's Common Stock by (i) those persons known by the Company to own beneficially more than 5% of the shares of the Common Stock then outstanding, (ii) named executive officers and directors and (iii) all directors and officers of the Company as a group.

                                                     AMOUNT AND NATURE
                                                       OF BENEFICIAL               PERCENT
                     BENEFICIAL OWNER                  OWNERSHIP(1)                OF CLASS
        -------------------------------------------  -----------------             --------
        MAXXAM Inc.(2).............................  50,000,000 shares              67%
        A. Stephens Hutchcraft(3)..................       1,000 shares               *
        George T. Haymaker, Jr.....................           0 shares               *
        John T. La Duc.............................     181,763 shares               *
        Joseph A. Bonn.............................     181,763 shares               *
        Anthony R. Pierno..........................         500 shares               *
        Charles E. Hurwitz.........................           0 shares (4)           *
        Ezra G. Levin..............................           0 shares               *
        Robert Marcus..............................       3,500 shares               *
        Paul D. Rusen..............................           0 shares               *
        All directors and officers of the Company
          as a group (18 persons)..................     585,045 shares               *

- ---------------

 * Less than 1%.

(1) Except as may otherwise be indicated, the beneficial owners have sole voting and investment power with respect to the shares listed in the table.

(2) The address of MAXXAM is 5847 San Felipe, Suite 2600, Houston, Texas 77057. See "Risk Factors -- Controlling Stockholder and Possible Effects."

(3) Mr. Hutchcraft served as Chief Executive Officer of the Company and KACC during 1993.

(4) Mr. Hurwitz, however, may be deemed to hold beneficial ownership in the Company as a result of his beneficial ownership in MAXXAM.

  Ownership of Parent of the Company

     MAXXAM owns approximately 67% of the Company's Common Stock. The following table sets forth, as of December 31, 1993, the beneficial ownership of the common stock and Class A $.05 Non-Cumulative

Participating Convertible Preferred Stock ("Class A Preferred Stock") of MAXXAM by the directors of the Company, and by the Company's directors and officers as a group:

                                                                                        PERCENT OF
                                                                             PERCENT     COMBINED
                                              AMOUNT AND NATURE OF             OF         VOTING
         BENEFICIAL OWNER                   BENEFICIAL OWNERSHIP(1)           CLASS      POWER(2)
- -----------------------------------   ------------------------------------   -------    ----------
Charles E. Hurwitz.................   Common Stock -- 2,746,642(3)(4)          31.2%
                                      Class A Preferred Stock --                           59.9%
                                              (3)(4)                           97.0%
Ezra G. Levin......................   Common Stock -- 1,000(3)(5)                 *           *
All directors and officers of the
  Company as a group (18
  persons).........................   Common Stock -- 2,771,792                31.6%
                                      Class A Preferred Stock --                           60.0%
                                      657,917                                  96.6%

- ---------------

 *  Less than 1%.

(1) Except as may otherwise be indicated, beneficial owners have sole voting and investment power with respect to the shares listed in the table.

(2) MAXXAM's Class A Preferred Stock is generally entitled to ten votes per share on matters presented to a vote of MAXXAM's stockholders.

(3) Messrs. Hurwitz and Levin serve as trustees of Federated, and Mr. Hurwitz, together with members of his immediate family and trusts for the benefit thereof, owns all of the shares of beneficial interest in Federated. In addition, Federated, Messrs. Hurwitz and Levin, and Mr. James H. Paulin, Jr., Secretary and Treasurer of Federated, are a "group" (the "Stockholder Group") within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. As of December 31, 1993, in the aggregate, the Stockholder Group beneficially owned 2,762,994 shares of MAXXAM's common stock and 658,050 shares of MAXXAM's Class A Preferred Stock, aggregating approximately 59.9% of the total voting power of MAXXAM. By reason of the foregoing and their relationship with the members of the Stockholder Group, Messrs. Hurwitz and Levin may be deemed to possess shared voting and investment power with respect to the shares held by the Stockholder Group.

(4) Includes as of December 31, 1993 (a) 1,669,451 shares of MAXXAM's common stock and 656,853 shares of MAXXAM's Class A Preferred Stock, respectively, owned by Federated as to which Mr. Hurwitz possesses voting and investment power, (b) 1,526 shares of MAXXAM's common stock owned by Mr. Hurwitz's spouse as separate property, (c) 46,500 shares of MAXXAM's common stock owned by a limited partnership controlled by Mr. Hurwitz and his spouse, 23,250 of which shares were separately owned by Mr. Hurwitz's spouse prior to their transfer to such limited partnership and as to which Mr. Hurwitz disclaims beneficial ownership, (d) 158,564 shares of MAXXAM's common stock owned by 1992 Hurwitz Investment Partnership, L.P., of which 79,282 shares are owned by Mr. Hurwitz's spouse as separate property, and (e) 71,175 shares of MAXXAM's common stock which could be acquired upon exchange of 7% Cumulative Exchangeable Preferred Stock of MCO Properties, Inc. owned by Federated. Does not include shares owned by other members of the Stockholder Group.

(5) Does not include shares owned by other members of the Stockholder Group.

     At December 31, 1993, 28,000,000 shares of the Company's Common Stock owned by MAXXAM were pledged as security for two MAXXAM Group debt issues consisting of $100.0 million aggregate principal amount of 11 1/4% Senior Secured Notes due 2003 and $126.7 million aggregate principal amount of 12 1/4% Senior Discount Notes due 2003.

EXECUTIVE COMPENSATION

  The Kaiser 1993 Omnibus Stock Incentive Plan

     On April 2, 1993, the Compensation Committee recommended to the Board of Directors the adoption of the Kaiser 1993 Omnibus Stock Incentive Plan (the "Plan"). On April 6, 1993, the Board of Directors adopted the Plan, subject to approval by the stockholders of the Company and KACC. The stockholders of both the Company and KACC approved the Plan at their 1993 Annual Meetings.

     The Company and KACC currently have identical Boards of Directors and identical Compensation Committee memberships. Accordingly, their respective Compensation Committees are referred to jointly in this section as the "Committee." The Plan is the Company's first stock-based incentive plan since KACC's 1979 Stock Option Plan, which expired on December 31, 1988. The Plan is jointly sponsored by the Company and KACC.

     The description of the Plan herein is qualified in its entirety by the provisions of the Plan, a copy of which has been filed with the Commission.

  Long-Term Incentive Compensation Background

     Effective as of January 1, 1989, the Company and KACC adopted an unfunded long-term incentive plan (as amended, the "LTIP"). Effective as of January 1, 1990, KACC adopted an unfunded middle management long-term incentive plan (the "Mid-Management Plan"). No employee participates in both plans. Both plans are linked to certain measurements of corporate net income.

     During 1992, the senior managements of the Company and KACC and the Committee determined that the continued utilization of the LTIP and Mid-Management Plan might not be in the best interest of the corporations. They observed that virtually all benefits under the LTIP had been earned and that the Mid-Management Plan was being viewed as an annual, rather than longer term, incentive. Moreover, they observed that the Company's stock had become publicly traded since those plans were adopted. For these and other reasons the Committee determined that it would be appropriate to design a new stock-based long-term incentive plan.

  Compensation Committee Initiation of the Plan and Initial Grants

     At its meeting held on December 2, 1992, the Committee directed the preparation of a flexible but stock-based incentive plan for joint sponsorship by the Company and KACC. The Committee determined not to make year-end 1992 grants to participants under either the LTIP or the Mid-Management Plan and indicated that, although such plans were not being terminated, they expected to make future long-term incentive grants to certain employees under a stock-based plan.

     In addition, the Committee determined to provide a one-time opportunity for participants in the LTIP to elect to receive payment of their LTIP account balances, as of December 31, 1992, as follows:

          (i) Amounts earned and vested would be paid half in cash and half in restricted shares of Common Stock. Ninety-five percent of the earned and vested amounts would be paid on or prior to December 31, 1992, with the remainder to be paid on or about April 10, 1993. The portion payable in restricted shares of Common Stock would be divided by the average closing price for the stock for December 1992 through the latest practical date to determine the number of shares granted. As implemented, the average December price of $8.539 per share (through December 28, 1992) was utilized. The portion payable in cash would be reduced by 1992 bonuses paid to recipients and by appropriate tax withholdings.

          (ii) Amounts earned and unvested as of December 31, 1992 under the LTIP would be paid in options or shares of restricted stock under the Plan following its implementation. Restrictions would be removed or options would vest at the rate of 25% each December for four (4) years.

          (iii) Amounts unearned and unvested as of December 31, 1992 under the LTIP would be paid in options or shares of restricted stock under the Plan following its implementation. Restrictions would be removed or options would vest as to 50% thereof in each of December 1995 and December 1996.

     The payments made in accordance with item (i) above were separate and apart from the Plan and are reflected in column (h) of the Summary Compensation Table set forth hereafter. The grants made in accordance with items (ii) and (iii) above are referred to in the Plan as the Initial Grants and are reflected in column (f) of the Summary Compensation Table.

     Six participants in the LTIP, constituting all of the participants in the LTIP then employed by KACC other than Messrs. John M. Seidl (former Chairman of the Board and Chief Executive Officer of the Company until December 31, 1992) and Hutchcraft (former Chairman of the Board and Chief Executive Officer of the Company until December 31, 1993), timely made elections to receive the December 1992 restricted stock and cash distribution and the Initial Grants under the Plan in lieu of the LTIP benefits attributable to their accounts at year end 1992. As a result of their elections, Messrs. La Duc and Bonn each received as to their 95% payment described in item (i) above, 13,145 shares of restricted Common Stock. Mr. La Duc received cash in the amount of $13,159, and Mr. Bonn's cash account was a negative $1,489 which he paid to the Company. The remaining in lieu distributions were made to these individuals on or about April 10, 1993 and amounted to $1,384 and 772 shares to Mr. La Duc and $690 and 772 shares to Mr. Bonn. The Initial Grants relating to items (ii) and (iii) above are an integral part of the Plan. The information shown below in the New Plan Benefits Table, except with respect to Mr. Haymaker, represents the Initial Grants. An aggregate of 764,096 shares of restricted Common Stock were awarded as the Initial Grants, including 167,346 shares each to Messrs. La Duc and Bonn.

  New Plan Benefits Table

     The following table sets forth the determinable number of shares of Common Stock that were issued or allocated during 1993 to each of the named executive officers and the following groups under the Plan:

                                                                    1993 KAISER OMNIBUS
                                                                    STOCK INCENTIVE PLAN
                                                                  ------------------------
                                                                                   NUMBER
                                                                    DOLLAR           OF
                         NAME AND POSITION                        VALUE($)(1)      SHARES
    -----------------------------------------------------------   ----------      --------
    John M. Seidl,
      former Chairman of the Board and Chief Executive
      Officer..................................................   $      -0-           -0-
    A. Stephens Hutchcraft, Jr.,
      former Chairman of the Board and Chief Executive
      Officer..................................................          -0-           -0-
    George T. Haymaker, Jr.,
      Chairman of the Board and Chief Executive Officer........      712,500       100,000
    Anthony R. Pierno,
      Vice President and General Counsel.......................          -0-           -0-
    John T. La Duc,
      Vice President and Chief Financial Officer...............    1,428,967       167,346
    Joseph A. Bonn,
      Vice President, Planning and Administration..............    1,428,967       167,346
    Executive Group............................................    6,127,333       749,195
    Non-Executive Director Group...............................          -0-           -0-
    Non-Executive Officer Employee Group.......................    5,345,957       699,201

- ---------------

(1) Valuation based on the average price per share during the month such awards were granted.

  General Provisions

     The Plan is administered by the Committee. It is the intention of the Board of Directors that the Plan be formulated, adopted and administered in a manner which allows for transactions under it to be exempt employee benefit transactions under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, no person shall serve on the Committee who has received any grant or award under the Plan within one year prior to his or her appointment nor shall any person receive a grant or award under the Plan while a member of the Committee. The Committee may select participants for awards, in addition to the Initial Grants under the Plan, from among those employees of the Company recommended by the Chief Executive Officer of the Company who are, in the opinion of the Committee, key employees in a position to contribute materially to the Company's continued growth and development and to its long-term success. It is expected that approximately 80 employees will participate in the Plan within the first two (2) years of its duration, but such participation has not been determined and is subject to the discretion of the Committee.

     The Committee has discretion to make awards under the Plan. In making awards, the Committee has flexibility in choosing from a variety of stock-based incentive alternatives. The Plan allows for the grant of incentive stock options ("ISOs"), nonstatutory stock options, stock appreciation rights ("SARs"), performance units, performance shares, restricted stock and unrestricted stock; however, it is not contemplated that any participant will receive awards from all categories available under the Plan. Up to 2,500,000 shares of the Common Stock are reserved for awards or for payment of rights granted under the Plan (subject to adjustment in the event of certain changes in the capitalization of the Company). Of that amount, the Initial Grants comprise 764,096 shares of Common Stock. Payments under the Plan for other than direct awards of stock may be made in cash, in stock or partly in each, at the discretion of the Committee. If any award terminates or lapses prior to the expiration or earlier termination of the Plan, the shares of Common Stock subject to the award will be available again for award under the Plan (except in the case of a stock option as to which a related SAR has been exercised).

     The Plan became effective as of December 1992 upon stockholder approval and will expire on December 31, 2002. Awards made under the Plan prior to its termination shall remain in effect until they shall have been exercised, satisfied or terminated as set forth in the Plan. The Board of Directors may suspend or terminate the Plan at any time prior to its expiration. Any amendment increasing the aggregate number of shares of Common Stock which may be issued pursuant to ISOs or making certain other material changes shall require stockholder approval. However, no plan amendment may adversely impact a previously granted award made under the Plan without consent of the grantee.

     Awards under the Plan (other than direct grants of stock or stock obtained as payment through exercise of a Plan award) may not be transferred except by will or the laws of descent and distribution. Stock obtained under the Plan may be subject to restrictions and recipients will be subject to reporting and disposition restrictions under Section 16 of the Exchange Act and related insider trading laws.

  Stock Options

     The Committee may grant options to purchase shares of Common Stock. Such options may be nonstatutory or nonqualified stock options and ISOs pursuant to
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

     The option price for any option may not be less than the par value of the Common Stock and ISOs granted under the Plan may not utilize an exercise price which is less than the fair market value of the Common Stock on the date of the grant. The option price may be paid in cash, in previously acquired Common Stock held for at least six (6) months and with a fair market value on the date of exercise equal to the option price, or by combination of cash and Common Stock. The Committee may also approve other forms of payment. Options may not be exercised sooner than one year or more than ten years from the date of grant.

  Stock Appreciation Rights

     The Committee may grant stock appreciation rights in conjunction with, or apart from, stock options. An SAR entitles the grantee to receive a payment from the Company equal to the excess of the fair market value of a share of Common Stock at the date of exercise over a specified price fixed by the Committee. The Committee may establish a maximum appreciation value when granting SARs. Payment for SARs may be made in cash, Common Stock, or a combination of both, at the discretion of the Committee. SARs may not be exercised sooner than one year or more than ten years from the date of grant.

  Restricted Stock

     The Committee may grant shares of restricted Common Stock under the Plan. The Committee may make the grant of restricted Common Stock subject to various conditions including the participant remaining employed by the Company for a number of years. Participants holding shares of restricted stock may exercise full voting rights with respect to those shares but shall not be entitled to receive dividends and other distributions paid, if any, with respect to those shares during the period of restriction. A holder of restricted stock may not sell or otherwise transfer the Common Stock until the restrictions have lapsed or have been removed.

  Performance Units and Performance Shares

     The Committee may grant performance units and performance shares under the Plan. In such event, the Committee will establish a performance period over which corporate, business unit, or individual performance goals set by the Committee will be measured. At the end of the performance period, the performance units or performance shares will be paid out at their initial established values, increased or decreased, as the case may be, based upon performance above or below target levels. Payment may be made in cash, Common Stock or a combination thereof as determined by the Committee. Payment may be made in a lump sum or in installments at the Committee's discretion. In the event payment is deferred, interest or dividend equivalents may be paid to participants.

  Unrestricted Stock

     Unrestricted shares of Common Stock also may be awarded under the Plan as well as upon the exercise of stock options, in connection with distributions due on the exercise of stock appreciation rights or as payment on performance units or performance shares.

  Rights to Grants Upon Termination of Employment

     In the event a participant's employment is terminated by reason of death, disability, or retirement, vested options or other vested rights under the Plan may be exercised within twelve months of termination (three years in the event of retirement), or the remaining term of the option or right, whichever is shorter. If employment is terminated for any other reason, options or rights may be exercised for three months, or the remaining term of the option or right, whichever is shorter, except that participants who are terminated for cause immediately forfeit all exercise rights. In the event a participant dies, becomes disabled or retires after having reached normal retirement age for pension purposes, a portion of such person's granted shares of restricted stock will become free of restrictions, and a portion of such person's granted stock options, SARs, performance units or performance shares shall vest. Such portion shall be equal to the number of shares subject to such grants multiplied by the number of full months elapsed between the date of grant and the date of death, disability or retirement, divided by the number of full months of the period for which such grants were to have been restricted or to have remained unvested. The remaining portion of such grants shall be forfeited. In the event of retirement before normal retirement age, all such grants shall continue to be subject to their respective conditions, vesting schedules and restrictions, including any requiring continued employment. In the event a participant's employment is terminated involuntarily, other than for cause, the Committee may, in its discretion, waive any applicable forfeiture, vesting requirements or restrictions as it deems appropriate.

  Summary Compensation Table

     The following table sets forth compensation information, cash and non-cash, for each of the Company's last three completed fiscal years with respect to the Chief Executive Officer and the four most highly compensated executive officers of the Company (collectively referred to as the "named executive officers") for the fiscal year ended December 31, 1992:

                                                                             LONG-TERM COMPENSATION
                                                                    -----------------------------------------

                                     ANNUAL COMPENSATION                      AWARDS                PAYOUTS
                             ------------------------------------   ---------------------------    ----------

         (A)           (B)     (C)           (D)         (E)           (F)               (G)          (H)            (I)

                                                        OTHER       RESTRICTED
                                                        ANNUAL        STOCK            OPTIONS/       LTIP        ALL OTHER
       NAME AND               SALARY        BONUS    COMPENSATION    AWARD(S)            SARS       PAYOUTS      COMPENSATION
  PRINCIPAL POSITION   YEAR    ($)           ($)      ($)(1)(2)        ($)               (#)          ($)           ($)(1)
- ---------------------- ----  --------      --------  ------------   ----------         --------    ----------    ------------
John M. Seidl, former  1992  $533,077(3)   $ 99,000     $  -0-      $      -0-             -0-     $1,653,385      $ 35,822(4)(5)
  Chairman and Chief   1991   450,000        90,000         --             -0-             -0-      4,877,648(6)         --
  Executive Officer    1990   450,000        90,000         --             -0-             -0-            -0-            --
A. Stephens
  Hutchcraft,          1992   400,000           -0-        -0-             -0-             -0-      1,376,874        11,423(5)
  Jr., former
    President          1991   365,000        73,000         --             -0-             -0-      3,832,437(6)         --
  and Chief Operating
  Officer              1990   365,000       133,000         --             -0-             -0-            -0-            --
Anthony R. Pierno,
  Vice                 1992   302,275       265,000(8)     -0-             -0-             -0-            -0-        50,123(9)
  President and
    General            1991        --            --         --              --              --             --            --
  Counsel(7)           1990        --            --         --              --              --             --            --
John T. La Duc, Vice   1992   225,000        45,000        -0-       1,428,967(10)(11)  10,000(12)    192,698(13)     8,469(4)(5)
  President and Chief  1991   195,000        53,500         --             -0-             -0-      1,000,000(6)         --
  Financial Officer    1990   186,250        38,000         --             -0-             -0-            -0-            --
Joseph A. Bonn, Vice   1992   210,000        42,000        -0-       1,428,967(10)(11)     -0-        195,697(13)    96,248(4)(5)
  President, Planning  1991   197,500        47,000         --             -0-             -0-      1,000,000(6)         --
  and Administration   1990   185,000        37,000         --             -0-             -0-            -0-            --

- ---------------

 (1) Pursuant to the transitional rules effective October 21, 1992, these amounts are excluded for the Company's 1991 and 1990 fiscal years.

 (2) Excludes perquisites and other personal benefits because the aggregate amount of such compensation is the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer.

 (3) Includes payment of $38,077 representing accrued vacation not taken upon his resignation on December 31, 1992, in addition to his base salary of $495,000.

 (4) Includes moving related items of $30,111, $3,969 and $76,684 for Messrs. Seidl, La Duc and Bonn, respectively.

 (5) Includes $5,711, $8,000, $4,500 and $4,200 under the Kaiser Savings Plan (as defined below) to Messrs. Seidl, Hutchcraft, La Duc and Bonn, respectively. Also includes $3,423 credited to Mr. Hutchcraft under the Kaiser Supplemental Benefits Plan described below. Includes $15,364 loan forgiveness granted to Mr. Bonn in March 1992.

 (6) Pursuant to 1991 amendments, LTIP participants were permitted to elect an accelerated payment option pursuant to which they could receive in December 1991 and April 1992 amounts approximating 95% and 5% respectively of the vested portion of their LTIP account balances (excluding bonuses previously paid), subject to certain maximum dollar limitations. Without such accelerated payment option and subject to certain reductions and limitations, participants were generally entitled to receive the vested portion of their LTIP account balances on the earlier to occur of (a) termination of their employment, (b) termination of the LTIP if prior to December 31, 1993, or (c) April 10, 1994.
                                             (Notes continued on following page)

 (7) Mr. Pierno receives his compensation from MAXXAM; however the Company reimburses MAXXAM for certain allocable costs associated with the performance of services for the Company by such executive officer. The table reflects such officer's total compensation rather than an allocated part of such compensation. Mr. Pierno's compensation for 1991 and 1990 is not included since he was not an executive officer of the Company at any time during such years.

 (8) Pursuant to Mr. Pierno's employment agreement, his personal loans from MAXXAM outstanding on the date of such agreement are forgiven at the rate of $15,000 per year. This amount is included as part of his bonus compensation. See "Certain Transactions" for a discussion of such personal loans.

 (9) Represent matching contributions by MAXXAM under the MAXXAM 401-K savings plan of $4,782, and $45,341 accrued in respect of MAXXAM's revised capital accumulation plan pursuant to which, in general, benefits vesting 10% annually are payable upon termination of employment with MAXXAM.

(10) Represents restricted stock granted under the Plan effective December 1992. The Plan was approved by the stockholders of the Company and KACC in May and June 1993, respectively. See "-- New Plan Benefits Table."

(11) At the end of fiscal year 1992, Messrs. Bonn and La Duc each owned 13,145 shares of restricted common stock of the Company valued at approximately $112,245.

(12) Represents SARs Mr. La Duc received from MAXXAM with respect to MAXXAM's common stock.

(13) See "-- The Kaiser 1993 Omnibus Stock Incentive Plan" regarding the election by LTIP participants to receive payment of their LTIP account balances. Without such election opportunity and subject to certain reductions and limitations, participants were generally entitled to receive the vested portion of their LTIP account balances on the earlier to occur of (a) termination of their employment, (b) termination of the LTIP if prior to December 31, 1996, or (c) April 10, 1997. Pursuant to such election, these amounts were paid half in cash and half in restricted shares of Common Stock of the Company.

  Option/SAR Grants Table

     The following table sets forth certain information concerning options to purchase Common Stock granted in fiscal year 1992 to any of the named executive officers:

                                                                                          POTENTIAL REALIZABLE
                                                                                            VALUE AT ASSUMED
                                  INDIVIDUAL GRANTS                                         ANNUAL RATES OF
- --------------------------------------------------------------------------------------        STOCK PRICE
                                                 (C)                                        APPRECIATION FOR
                                              % OF TOTAL                                      OPTION TERM
                                             OPTIONS/SARS        (D)                      --------------------
                                 (B)          GRANTED TO     EXERCISE OR       (E)
           (A)               OPTIONS/SARS    EMPLOYEES IN    BASE PRICE     EXPIRATION      (F)         (G)
           NAME               GRANTS (#)       1992(1)        ($/SHARE)        DATE        5% ($)     10% ($)
- --------------------------   ------------    ------------    -----------    ----------    --------    --------
John T. La Duc............      10,000           12.5%          $28.00       12/02/02     $176,090    $446,248

     The SARs set forth in the above table were granted on December 2, 1992 to Mr. La Duc under MAXXAM's 1984 Phantom Share Plan. The SARs are exercisable for cash only and vest with respect to 20% on the anniversary date of the grant and an additional 20% on each anniversary date thereafter until fully vested.

  Option/SAR Exercises and Fiscal Year End Value Table

     The table below provides information on an aggregated basis concerning each exercise of stock options (or tandem SARs) and freestanding SARs, if any, during the fiscal year ended December 31, 1992 by each of the named executive officers, of which there was only one, and the 1992 fiscal year-end value of unexercised options and SARs.

            (A)                  (B)            (C)                       (D)                        (E)
                                                                                               VALUE OF UNEXERCISED
                                                               NUMBER OF UNEXERCISED         IN-THE-MONEY OPTIONS/SARS
                                                                    OPTIONS/SARS
                               SHARES                             AT YEAR-END (#)              AT FISCAL YEAR-END ($)
                            ACQUIRED ON        VALUE        ----------------------------    ----------------------------
          NAME              EXERCISE (#)    REALIZED ($)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- -------------------------   ------------    ------------    -----------    -------------    -----------    -------------
John T. La Duc...........          --               --             --          10,000             -0-             -0-
Anthony R. Pierno........          --               --         14,000          19,000             -0-             -0-

- ---------------

  Pension Plan Table

     KACC maintains a qualified, defined-benefit Retirement Plan (the Kaiser Retirement Plan ) for salaried employees of KACC and co-sponsoring subsidiaries who meet certain eligibility requirements.

                                                     YEARS OF SERVICE
   ANNUAL                        --------------------------------------------------------
REMUNERATION                        15          20          25          30          35
- ------------                     --------    --------    --------    --------    --------
  $125,000........................ $ 28,125   $ 37,500    $ 46,875    $ 56,250    $ 65,625
   150,000........................   33,750     45,000      56,250      67,500      78,750
   175,000........................   39,375     52,500      65,625      78,750      91,875
   200,000........................   45,000     60,000      75,000      90,000     105,000
   225,000........................   50,625     67,500      84,375     101,250     118,125
   250,000........................   56,250     75,000      93,750     112,500     131,250
   300,000........................   67,500     90,000     112,500     135,000     157,500
   400,000........................   90,000    120,000     150,000     180,000     210,000
   450,000........................  101,250    135,000     168,750     202,500     236,250
   500,000........................  112,500    150,000     187,500     225,000     262,500
   600,000........................  135,000    180,000     225,000     270,000     315,000
   720,000........................  162,000    216,000     270,000     324,000     378,000

     The foregoing table shows estimated annual retirement benefits payable under the terms of the Kaiser Retirement Plan to participants with the indicated years of credited service without reduction for the limitations imposed by the Code on qualified plans and before adjustment for the social security offset. KACC has adopted a Supplemental Benefits Plan under which certain participants in the Kaiser Retirement Plan will receive the benefits described in the summary of the Supplemental Benefits Plan set forth below. The estimated annual retirement benefits shown are based upon the assumptions that current Kaiser Retirement Plan provisions remain in effect, that the participant retires at age 65, and that the retiree receives payments based on a straight life annuity for his lifetime.

     Messrs. Seidl, Hutchcraft, La Duc and Bonn had 3.9, 36.8, 23.3 and 25.5 years of credited service, respectively, on December 31, 1992. Monthly retirement benefits, except for certain minimum benefits, are determined by multiplying years of credited service (not in excess of 40) by the difference between 1.50% of average monthly compensation for the highest base period (of 36, 48 or 60 consecutive months, depending upon compensation level) in the last 10 years of employment and 1.25% of monthly primary social security benefits.

     The compensation covered by the Kaiser Retirement Plan includes base salary and bonus payments. No named executive officer had compensation covered by the Kaiser Retirement Plan which differed by more than 10% from that set forth in the Summary Compensation Table (column (c) plus column (d) thereof).

     Participants are entitled to retire and receive pension benefits, unreduced for age, upon reaching age 62 or after 30 years of credited service. Full early pension benefits (without adjustment for social security offset prior to age 62) are payable to participants who are at least 55 years of age and have completed 10 or more years of pension service (or whose age and years of pension service total 70) and who have been terminated by KACC or an affiliate for reasons of job elimination or partial disability. Participants electing to retire prior to age 62 who are at least 55 years of age and have completed 10 or more years of pension service (or whose age and years of pension service total at least 70) may receive pension benefits, unreduced for age, payable at age 62 or reduced benefits payable earlier. Participants who terminate their employment after five years or more of pension service, or after age 55 but prior to age 62, are entitled to pension benefits, unreduced for age, commencing at age 62 or actuarially reduced benefits payable earlier. For participants with five or more years of pension service or who have reached age 55 and who die, the Kaiser Retirement Plan provides a pension to their eligible surviving spouses. Upon retirement, participants may elect among several payment alternatives including, for most types of retirement, a lump-sum payment.

  Kaiser Supplemental Benefits Plan

     KACC maintains an unfunded, non-qualified Supplemental Benefits Plan (the "Kaiser Supplemental Benefits Plan"), the purpose of which is to restore benefits which would otherwise be paid from the Kaiser Retirement Plan or the Supplemental Savings and Retirement Plan, a qualified Section 401(k) plan (the "Kaiser Savings Plan"), were it not for the limitations imposed by the Code. Participation in the Kaiser Supplemental Benefits Plan includes all employees of KACC and its subsidiaries whose benefits under the Kaiser Retirement Plan and Kaiser Savings Plan are likely to exceed the maximum dollar limitations imposed by the Code. Eligible participants are entitled to receive the equivalent of the Kaiser Retirement Plan and Kaiser Savings Plan benefits which they may be prevented from receiving under those plans because of Code limitations.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     Until his resignation on December 31, 1992, Mr. Seidl held the positions of Chairman and Chief Executive Officer of the Company and KACC. He was employed pursuant to an employment agreement which commenced February 1, 1989 and provided for an annual salary of $450,000, or such higher rate as might be mutually agreed to by Mr. Seidl, the Company and KACC. Mr. Seidl was eligible to participate in the employee benefit plans and fringe benefit programs maintained by the Company and KACC as from time to time in effect applicable to senior executives of the Company and KACC; provided that Mr. Seidl was eligible to participate in any bonus program maintained by the Company or KACC only to the extent participants in the LTIP were also eligible for such bonus program participation. In general, Mr. Seidl was entitled to participate in the LTIP in accordance with the terms of the LTIP. In light of his resignation, Mr. Seidl and KACC entered into an agreement on December 23, 1992, pursuant to which Mr. Seidl received $1,000,000 on or before December 31, 1992 (the "December Payment") in payment of benefits otherwise due him on or before April 10, 1993. In consideration thereof, Mr. Seidl agreed that the payment of benefits otherwise due him on or before April 10, 1993 would be reduced by $1,000,000 plus an amount equal to interest on $1,000,000 from the date of the December Payment to April 10, 1993 at the greater of (i) 6.125% or (ii) the rate of interest applicable on April 1, 1992 to borrowings under the Credit Agreement (as defined below under "Certain Transactions").

     In June 1990, Mr. Seidl also entered into an agreement with MAXXAM related to his move to Houston, Texas, which was amended as of February 1991 and May 1991, and subsequently assigned to KACC. The agreement provided for reimbursement to Mr. Seidl for certain expenses incurred in connection with such move. This reimbursement amount for 1992 is reflected in the Summary Compensation Table.

     Mr. Hutchcraft retired from the Company effective December 31, 1993. Mr. Hutchcraft's prior employment agreement provided for a 1993 base salary of $450,000 and for termination of his participation in the LTIP as of December 31, 1992, with payment of his estimated account balance thereunder as of December 31, 1992, with any adjustment from estimated to actual balance determined after preparation of audited financial statements for 1992, to be made on or about April 10, 1993. Pursuant to this agreement, Mr. Hutchcraft was paid $1,358,000 on December 31, 1992, and $18,874 on April 8, 1993, on account of his LTIP account balance. In light of other compensation provisions in his agreement, Mr. Hutchcraft received no bonus in 1992. Prior to the time of his election as Chairman of the Board and Chief Executive Officer of the Company, Mr. Hutchcraft served as Chief Operating Officer in addition to President of the Company and his compensation was established pursuant to the base salary program and bonus plan for executives and managers of the Company generally and based on those same performance factors. The compensation set forth in Mr. Hutchcraft's agreement was also established in recognition of his previous compensation history, in anticipation of his additional responsibilities as Chairman of the Board, and his potential leadership qualities and industry expertise widely recognized in the Company and in the aluminum industry and also as an incentive to Mr. Hutchcraft to continue in the employ of the Company.

     On April 1, 1993 the Company and KACC entered into an employment agreement with Mr. George T. Haymaker, Jr. pursuant to which Mr. Haymaker joined the Company and KACC in May 1993 as President and Chief Operating Officer. Mr. Haymaker's agreement has a term of five (5) years. Pursuant to the agreement, Mr. Haymaker was named Chairman of the Board and Chief Executive Officer of the Company and KACC upon Mr. Hutchcraft's retirement on December 31, 1993. Mr. Haymaker's employment agreement provides for a base salary of $450,000 per annum commencing upon his joining the Company and KACC, and a bonus target of 50% of his salary beginning fiscal year 1994. The agreement further provides that Mr. Haymaker will not be paid a bonus for calendar year 1993. Any bonus actually awarded for 1994 or thereafter could be less or greater than the target level, depending upon corporate performance as compared to corporate plan objectives usually established in January of each year, as well as individual performance. Under the agreement, Mr. Haymaker received an initial award under the Plan of options to purchase up to 100,000 shares of Common Stock at its fair market value on the date of the award. Such options are to vest 20% per year for a period of five (5) years. See "-- New Plan Benefits Table" above.

     In the event of a change of control of the Company or KACC which within one year thereafter adversely affects Mr. Haymaker's title, position, duties, responsibilities or compensation, Mr. Haymaker's employment agreement provides that he may elect to be deemed terminated without cause, and therefore, entitled to a severance payment equal to two times his base annual salary. Additionally, in the event of such termination, Mr. Haymaker's options for 100,000 shares of Common Stock shall fully vest.

     Mr. Pierno and MAXXAM entered into a five-year employment agreement effective as of March 8, 1990. Pursuant to the terms of the agreement, Mr. Pierno was entitled during the first six months of 1993 to a base salary of $321,232 per year, which amount is increased each July by an amount not less than the increase in the Consumer Price Index for that year. The agreement provided for a bonus for the year 1992 in an amount not less than 75% and not more than 125% of Mr. Pierno's then base salary. Although the agreement specifies no bonus percentage for the years 1993 and 1994, in the agreement MAXXAM expresses an intent to pay a bonus in the same percentage range. The agreement also entitles Mr. Pierno to participate in employee benefit plans and programs applicable to senior executives of MAXXAM.

     Mr. La Duc held the positions of Vice President and Chief Financial Officer of KACC and the Company and Senior Vice President and Chief Financial Officer of MAXXAM pursuant to an employment agreement among MAXXAM, the Company and Mr. La Duc, which commenced September 26, 1990, and expired December 31, 1993. The employment agreement provides for a base salary of $225,000 with any increases at the discretion of the Company and MAXXAM. Currently, Mr. La Duc continues in his employment in such positions with MAXXAM, KACC and the Company. Subject to limitations pursuant to the LTIP, an annual bonus may be paid under the terms of KACC's bonus plan. Mr. La Duc is eligible to participate in the employee benefit plans and programs maintained by the Company and KACC, as from time to time in effect, applicable to senior executives of KACC and the Company, including, but not limited to, the LTIP and, if approved by the stockholders, the Plan.

     Mr. La Duc is entitled to reimbursement by the Company of certain moving expenses incurred in connection with his relocation to Houston, Texas, and to other benefits under the Company's executive relocation policy. The amount reimbursed during 1992 pursuant to this arrangement is related in the Summary Compensation Table.

     The Company and MAXXAM entered into an employment agreement with Mr. Joseph
A. Bonn, Vice President, Planning and Administration of the Company and a Vice President of KACC. The employment agreement has a term of three years ending June 30, 1994, and provides for a base salary of $210,000, which may increase at the discretion of the Company and MAXXAM. Subject to limitations pursuant to the LTIP, an annual bonus may be paid under the terms of the KACC bonus plan. Any annual bonus amounts payable under the employment agreement will be reduced by the amount of any directorship fees (during the year for which the annual bonus is paid) received by Mr. Bonn in respect of board memberships held at the request of the Company or MAXXAM. Mr. Bonn is eligible to participate in the employee benefit plans and programs maintained by the Company, as from time to time in effect, applicable to senior executives of the Company, including, but not limited to, the LTIP and, if approved by stockholders, the Plan.

     Mr. Bonn subsequently relocated to Oakland, California. Pursuant to an agreement dated December 20, 1991, KACC agreed to reimburse Mr. Bonn for reasonable and necessary moving expenses from Texas to California (including the expense of moving property, travel costs, and temporary living expenses) in accordance with KACC's relocation policy; to reimburse Mr. Bonn for the reasonable amount of net out-of-pocket loss, if any, incurred in the termination of construction work in process in connection with Mr. Bonn's Texas residence and incurred in the resale of the land upon which the residence was being constructed (including reasonable transaction costs and expenses in connection with the purchase and sale of the land and improvements, construction termination fees, architectural, engineering and drafting fees and expenses, lot clearing costs, and the like); and to reimburse Mr. Bonn for the reasonable amount of the net out-of-pocket loss, if any, incurred on the sale, cancellation or forfeiture of a country club membership acquired in Texas. This reimbursement amount for 1992 is reflected in the Summary Compensation Table.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Compensation Committee of the Board of Directors of the Company was, during the 1992 fiscal year, an officer or employee of the Company or any of its subsidiaries, or was formerly an officer of the Company or any of its subsidiaries or, other than Mr. Levin, had any relationships requiring disclosure by the Company under Item 404 of Regulation S-K. Mr. Levin served on the Compensation Committee and Board of both the Company and KACC during 1992. Mr. Levin is also a partner in the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, which provided legal services for the Company and its subsidiaries during 1992.

     During the Company's 1992 fiscal year, no executive officer of the Company served as (i) a member of the Committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on the Company's Compensation Committee, (ii) a director of another entity, one of whose executive officers served on the Company's Compensation Committee, or
(iii) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as a director of the Company.

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

                              CERTAIN TRANSACTIONS

     For periods through June 30, 1993, the Company and its subsidiaries (including KACC) were members of an affiliated group of corporations (an "Affiliated Group") within the meaning of Section 1504 of the Internal Revenue Code of 1986, as amended (the "Code"), of which MAXXAM is the common parent corporation (the "MAXXAM Tax Group"). Effective July 1, 1993, the Company and its subsidiaries are no longer members of the MAXXAM Tax Group (the "Deconsolidation") but are members of a new Affiliated Group of which the Company is the common parent corporation (the "New Kaiser Tax Group"). The taxable income and loss and tax credits for the Company and its subsidiaries for the period January 1, 1993 through June 30, 1993, will be included in the 1993 MAXXAM Tax Group consolidated Federal income tax return (the "MAXXAM 1993 Tax Return"). For periods beginning on and after July 1, 1993 (the "Post Deconsolidation Periods"), the taxable income and loss and tax credits for the Company and its subsidiaries will be included in the consolidated Federal income tax returns to be filed for the New Kaiser Tax Group. The Company obtained the approval of the Secretary of the Treasury in order to file a consolidated Federal income tax return for the New Kaiser Tax Group for the period ended December 31, 1993.

     As a consequence of the Deconsolidation, the KACC Tax Allocation Agreement (as defined) and the Company Tax Allocation Agreement (as defined) (collectively, the "Tax Allocation Agreements") terminated pursuant to their terms, effective with respect to Post Deconsolidation Periods. The provisions of the Tax Allocation Agreements will continue to govern periods ending before the date of the Deconsolidation (the "Pre Deconsolidation Periods"). Therefore, payments or refunds may still be required by or payable to the Company or KACC under the Tax Allocation Agreements for Pre Deconsolidation Periods due to the final resolution of audits, amended returns and related matters with respect to such Pre Deconsolidation Periods. To the extent the New Kaiser Tax Group generates unused tax losses or tax credits in Post Deconsolidation Periods, such amounts will not be available to obtain refunds of amounts paid by the Company or KACC to MAXXAM for Pre Deconsolidation Periods pursuant to the Tax Allocation Agreements. It is anticipated that such losses and credits will be carried forward to offset future Federal income taxes payable by the Company.

     Any unused tax attribute carryforwards existing as of the date of the Deconsolidation under the terms of the Tax Allocation Agreements will be eliminated and will not be available to offset Federal income tax liabilities of the New Kaiser Tax Group for Post Deconsolidation Periods. Upon the filing of the MAXXAM 1993 Tax Return, the tax attribute carryforwards of the MAXXAM Tax Group as of December 31, 1993 will be apportioned in part to the New Kaiser Tax Group, based upon the provisions of the relevant consolidated return regulations. It is anticipated that the amounts of such tax attribute carryforwards apportioned to the New Kaiser Tax Group will approximate or exceed the amounts of tax attribute carryforwards eliminated under the Tax Allocation Agreements. Although the amounts of tax attribute carryforwards apportioned to the New Kaiser Tax Group will be determined as of December 31, 1993, they will be available as of the date of the Deconsolidation, subject to certain limitations, to reduce Federal income taxes payable by the New Kaiser Tax Group for Post Deconsolidation Periods.

     In 1989, KACC and MAXXAM entered into a tax allocation agreement (the "KACC Tax Allocation Agreement"). Pursuant to the terms of the KACC Tax Allocation Agreement, MAXXAM pays any consolidated Federal income tax liability for the MAXXAM Tax Group. KACC is liable to MAXXAM for the Federal income tax liability of KACC and its subsidiaries (collectively, the "KACC Subgroup") computed as if the KACC Subgroup were a separate Affiliated Group which was never affiliated with the MAXXAM Tax Group (taking into account all limitations under the Code and regulations applicable to the KACC Subgroup), except that the KACC Subgroup excludes interest income received or accrued on an intercompany note issued by the Company in connection with a financing consummated in December 1989 (the "KACC Subgroup's Separate Income Tax Liability"). To the extent such calculation resulted in a net operating loss or a net capital loss or credit which the KACC Subgroup could have carried back to a prior taxable period under the principles of Sections 172 and 1502 of the Code, MAXXAM pays to KACC an amount equal to the tax refund to which KACC would have been entitled (but not in excess of the aggregate net amount previously paid by KACC to MAXXAM for the current year and the three prior years). If such separately calculated net operating loss or net capital loss or credit of the KACC Subgroup can not be carried back to a prior taxable year of the KACC Subgroup for which the KACC Subgroup paid its separate tax liability to MAXXAM, the net operating loss or net capital loss or credit becomes a loss or credit carryover of the KACC Subgroup to be used in computing the KACC Subgroup's Separate Income Tax Liability for future taxable years. The same principles were applied to any consolidated or combined state or local income tax returns filed by the MAXXAM Tax Group with respect to KACC and its subsidiaries. Although, under Treasury regulations, all members of the MAXXAM Tax Group, including the members of the KACC Subgroup, are severally liable for the MAXXAM Tax Group's Federal income tax liability for all of 1993 and applicable prior periods, under the KACC Tax Allocation Agreement, MAXXAM indemnifies each KACC Subgroup member for all Federal income tax liabilities relating to taxable years during which such KACC Subgroup member was a member of the MAXXAM Tax Group, except for payments required under the KACC Tax Allocation Agreement.

     During 1992, under the KACC Tax Allocation Agreement, KACC made a payment to MAXXAM of $28.0 million in respect of the year ended December 31, 1991. The eighth amendment to the Credit Agreement, dated as of January 7, 1993 (the "Eighth Amendment"), prohibits the payment by KACC to MAXXAM of any additional amounts due under the KACC Tax Allocation Agreement until December 15, 1994. KACC estimates that it owes MAXXAM approximately $8.7 million in respect of the year ended December 31, 1992. Inasmuch as KACC will record tax losses in the period January 1, 1993 through June 30, 1993, and that such losses will be carried back to prior taxable periods under the terms of the KACC Tax Allocation Agreement, it is estimated that MAXXAM owes KACC approximately $20.0 million with respect to such losses.

     In 1991, MAXXAM and the Company entered into a tax allocation agreement (the "Company Tax Allocation Agreement"). Pursuant to the terms of the Company Tax Allocation Agreement, the Federal income tax liability of the Company and its subsidiaries (collectively, the "Company Subgroup") is computed using the same principles used in the KACC Tax Allocation Agreement to determine the KACC Subgroup's income tax liability. To the extent such tax liability (the "Company's Separate Income Tax Liability") for any applicable period exceeds the KACC Subgroup's Separate Income Tax Liability for such period, the Company is obligated to pay the amount of such difference to MAXXAM. To the extent that the Company's Separate Income Tax Liability for any applicable period is less than the KACC Subgroup's Separate Income Tax Liability for such period, MAXXAM is obligated to pay the amount of such difference to the Company (but not in excess of the aggregate net amount previously paid by the Company and KACC to MAXXAM for the current year and the three prior years). The foregoing principles are also applied to any consolidated or combined state or local income tax returns filed by the MAXXAM Tax Group with respect to the Company. While the Company is severally liable for the MAXXAM Tax Group's Federal income tax liability for all of 1993 and applicable prior periods, pursuant to the Company Tax Allocation Agreement, MAXXAM indemnifies the Company according to the same principles as those applied to KACC Subgroup members under the KACC Tax Allocation Agreement.

     During 1992, under the Company Tax Allocation Agreement, MAXXAM made a payment to the Company of $45,000 in respect of the year ended December 31, 1991. The Company estimates the amounts due from MAXXAM in respect of the year ended December 31, 1992 and for the period January 1, 1993, through the date of the Deconsolidation to be approximately $84,000 and $42,000, respectively.

     Under the current consolidated return regulations, the Deconsolidation caused certain tax basis adjustments and the recognition of certain types of taxable income (including amounts that were previously deferred), none of which the Company believes to be material.

     On June 30, 1993, the Company and KACC entered into a tax allocation agreement (the "New Tax Allocation Agreement") effective for Post
Deconsolidation Periods. The terms of the New Tax Allocation Agreement are similar, in all material respects, to those of the KACC Tax Allocation Agreement except that KACC is liable to the Company.

     The Company and MAXXAM have an arrangement pursuant to which they reimburse each other for certain allocable costs associated with the performance of services by their respective employees, and KACC also pays to MAXXAM amounts in respect of directors' fees for directors of KACC who are not employees of KACC and who are directors of MAXXAM. During 1992 and during the first nine months of 1993, KACC paid a total of approximately $2.0 million and $1.5 million, respectively, to MAXXAM pursuant to such arrangements, and MAXXAM paid approximately $1.4 million and $0.6 million, respectively, to KACC pursuant to such arrangements.

     As a condition to the effectiveness of the Eighth Amendment, KACC issued the MAXXAM Note in the principal amount of $15.0 million, which evidenced a cash loan in the amount of $15.0 million made to KACC. On June 30, 1993, the MAXXAM Note was exchanged for 2,132,950 $.65 Depositary Shares. The Company made a capital contribution of the MAXXAM Note to KACC, which resulted in the extinguishment of the MAXXAM Note.

     The Company paid cash dividends on its Common Stock in the amount of $2.9 million in each quarter of 1992. In the event the Company pays any distributions to its holders of Common Stock (including the payment of regular quarterly cash dividends), the Eighth Amendment requires MAXXAM and any subsidiary of MAXXAM to use the entire proceeds of any such distributions received by MAXXAM or any subsidiary of MAXXAM to purchase a PIK Note from KACC. On December 15, 1992, KACC issued a PIK Note to a subsidiary of MAXXAM in the principal amount of $2.5 million, representing the entire amount of the dividend received by such subsidiary in respect of the shares of the Company's Common Stock which it owns. The PIK Note bears interest, compounded semiannually, at a rate equal to 12% per annum, and is due and payable, together with accrued interest thereon, on June 30, 1995. KACC is not required to make any payment of principal of or interest on the PIK Note prior to June 30, 1995. However, to the extent not prohibited by the Credit Agreement, KACC may be required to prepay the PIK Note upon demand. The Credit Agreement currently prohibits the payment of principal and interest on the PIK Note. Additional PIK Notes issued by KACC, if any, will have terms substantially similar to the terms of the PIK Note described herein.

     In February 1993, MAXXAM entered into a commercial guaranty of payment (the "Guaranty") of a promissory note dated January 28, 1993, in the original principal amount of $150,000 issued by Mr. Anthony R. Pierno, Vice President and General Counsel of the Company, to Charter National Bank -- Houston. The Guaranty is subject to an agreement between MAXXAM and Mr. Pierno that any payment by MAXXAM under the Guaranty shall be offset in like amount plus interest at 12% per annum from the date of payment on the Guaranty to the date of payment to MAXXAM by Mr. Pierno. Such offset may be made from any payments due Mr. Pierno from MAXXAM which lawfully may be the subject of such offset, including any payment under any compensation arrangement or employee benefit plan. The Guaranty was entered into by MAXXAM for the convenience of Mr. Pierno.

     Pursuant to the terms of Mr. Pierno's employment agreement, personal loans of Mr. Pierno outstanding on the date of the agreement are forgiven at the rate of $15,000 per year beginning March 8, 1991, with any remaining balance being due and payable upon Mr. Pierno's termination of employment. At the time of the agreement, MAXXAM had loaned an aggregate of $150,000 at 6% interest to Mr. Pierno. The principal balance on such loans as of November 30, 1993 was $105,000. Such loans are payable on demand, require monthly interest payments and are secured by real estate owned by Mr. Pierno. The agreement also provided for up to an additional $200,000 in loans to Mr. Pierno bearing interest at 6% per annum, with interest being payable monthly and principal being due December 15, 1994 (with prepayments due upon the exercise by Mr. Pierno of any stock appreciation rights granted pursuant to the employment agreement). All of such amount has been borrowed by Mr. Pierno.

     Mr. Levin, a director of the Company, is a partner of the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, which provides legal services for the Company and its subsidiaries. See "Legal Matters."

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

                     DESCRIPTION OF PRINCIPAL INDEBTEDNESS

     The New Credit Agreement. On January 24, 1994, KACC entered into the Commitment Letter with Bank of America and BA which contains the principal terms and conditions with respect to the New Credit Agreement. The expected terms and conditions of the New Credit Agreement are summarized below. A form of the New Credit Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Bank of America and BA have committed, subject to the terms and conditions of the Commitment Letter, to provide the full $250.0 million of the New Credit Agreement.

          - Facility. The New Credit Agreement will consist of a $250.0 million five-year secured, revolving line of credit. KACC will be able to borrow under the facility by means of revolving credit advances, swingline advances (up to $25.0 million) and letters of credit in an aggregate amount equal to the lesser of $250.0 million or a borrowing base consisting of 85% of eligible accounts receivable (as defined) plus 65% of eligible inventory (as defined) (with availability against such eligible inventory not to exceed $175.0 million at any one time).

          - Interest Rates. Loans under the New Credit Agreement will bear interest at a rate per annum, at KACC's election, equal to (i) a Reference Rate (as defined) plus 1.50% or (ii) LIBOR (as defined) plus 3.25%. After June 30, 1995, the interest rate margins applicable to borrowings under the New Credit Agreement may be reduced (non-cumulatively), based upon KACC's Interest Coverage Ratio (as defined) ("ICR"), as follows: ICR 1.25, reduction of 0%; 1.25 ICR 1.50, reduction of 0.50%; 1.50 ICR 2.00, reduction of 1.00%; and ICR 2.00, reduction of 1.50%. ICR will be defined as the ratio of (i) EBITDA (as defined), less Adjusted Capital Expenditures (as defined), to (ii) adjusted interest expense.

          - Guaranties. The New Credit Agreement will be unconditionally guaranteed by the Company and by all significant subsidiaries of KACC which are subsidiary guarantors under the Credit Agreement.

          - Security. The New Credit Agreement will be secured by substantially the same assets securing the Credit Agreement, and will include a pledge of the stock of KACC and its material subsidiaries and the grant of a lien on all now existing and hereafter acquired receivables, inventory, intangibles and certain other assets of the Company, KACC and its subsidiaries. However, the New Credit Agreement will not be secured by the Company's Gramercy alumina refinery.

          - Payments and Fees. The New Credit Agreement will permit repayments of base rate advances in minimum amounts of $1.0 million and prepayments of LIBOR advances in minimum amounts of $5.0 million. Lenders will be entitled to receive a risk participation fee equal to 3% per annum on their respective share of the total amount of letters of credit outstanding, subject to reduction under certain circumstances. A commitment fee equal to 0.50% per annum will be payable, quarterly in arrears, on the unutilized portion of the New Credit Agreement.

          - Covenants. The New Credit Agreement will contain certain affirmative and negative covenants including, but not limited to, covenants relating to (i) the incurrence of liens and additional indebtedness, (ii) the making of restricted payments and the payment of fees to MAXXAM, (iii) Asset Dispositions (as defined), (iv) the sale of accounts receivable, (v) the maximum permitted amount of capital expenditures each year, (vi) mergers, acquisitions and investments, (vii) leases and sale-leasebacks, (viii) transactions with affiliates, and (ix) the maintenance of a minimum net worth and ICR. The covenant relating to the maintenance of the ICR will not become applicable under the New Credit Agreement until March 31, 1996. In addition, the New Credit Agreement will not permit the Company or KACC to pay any dividends on their common stock.

     The New Credit Agreement will (i) prohibit redemptions or repurchases of the Senior Notes, including, without limitation, purchases of Senior Notes that might otherwise be required pursuant to the provisions of the Senior Note Indenture, (ii) prohibit, without the written consent of the Required Lenders (as defined in the New Credit Agreement), amendments or supplements to the Senior Note Indenture and (iii) prohibit, with certain exceptions, the taking of action, or permitting to exist any condition, which would require (a) any subsidiary of the Company (other than the initial Subsidiary Guarantors under the Senior Note Indenture) to guarantee the Senior Notes or (b) the Company or any of its Subsidiaries to provide collateral in respect of the Senior Notes.

          - Events of Default. The New Credit Agreement will contain certain events of default substantially similar to the events of default contained in the Credit Agreement, including, but not limited to, payment defaults, cross defaults to other indebtedness, covenant defaults, breach of representation, bankruptcy and similar events, ERISA violations, any requirements to repurchase the Senior Notes and breaches of collateral documents.

          - Conditions to Initial Funding. The obligations of Bank of America and BA under the New Credit Agreement will be subject to certain conditions, including, but not limited to the requirement that the Company and KACC shall have raised not less than $250.0 million aggregate gross proceeds of new capital pursuant to the offering of shares of PRIDES and the Senior Notes.

     Issuance of Senior Notes. In connection with the offering of the PRIDES hereby, KACC is concurrently offering $225.0 million aggregate principal amount of Senior Notes pursuant to a separate registration statement filed with the Commission. The following is a summary of certain material terms of the Senior Notes expected to be contained in the Indenture governing the Senior Notes (the "Senior Note Indenture"). A form of the Senior Note Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

          - Ranking. The Senior Notes will represent senior, unsecured obligations of KACC, ranking senior in right and priority of payment to all indebtedness of KACC that by its terms is expressly subordinated to the Senior Notes. The Senior Notes will rank pari passu in right and priority of payment with all senior indebtedness, including indebtedness under the New Credit Agreement.

          - Guarantee. The obligations of KACC with respect to the Senior Notes will be unconditionally guaranteed, jointly and severally, on a senior, unsecured basis by certain subsidiaries of KACC.

          - Optional Redemption. The Senior Notes will be redeemable at the option of KACC, in whole or in part, at any time after February 15, 1998, at the redemption prices set forth in the Senior Notes, plus accrued and unpaid interest to the redemption date.

          -Offer to Purchase the Senior Notes. Upon a Change of Control (as defined in the Senior Note Indenture), KACC will be required to make an offer to purchase the Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. In addition, KACC will be required to make an offer to purchase the Senior Notes under certain circumstances if the Company has available Net Cash Proceeds (as defined in the Senior Note Indenture) as a result of Asset Sales (as defined in the Senior Note Indenture). Any Change of Control, and any repurchase of the Notes upon a Change of Control or Asset Sale, would constitute an event of default under the New Credit Agreement.

          - Covenants. The Senior Note Indenture will contain certain affirmative and negative covenants, including, but not limited to, covenants imposing limitations on: (i) Asset Sales, (ii) transactions with affiliates,
(iii) restricted payments and restricted investments, (iv) the incurrence of indebtedness and preferred stock, (v) the granting of liens to secure indebtedness on U.S. Fixed Assets (as defined), (vi) the transfer of assets to entities that are not guarantors of the Senior Notes, (vii) mergers and consolidations and (viii) dividend and other payment restrictions affecting subsidiaries of KACC.

          - Events of Default. The Senior Note Indenture will contain certain events at default, including, but not limited to, (i) payment defaults, (ii) covenant defaults, (iii) cross payment defaults and cross accelerations to other indebtedness, (iv) certain final judgments against KACC and its significant subsidiaries, (v) bankruptcy and similar events and (vi) any guarantee of the Senior Notes being held invalid or unenforceable or ceasing to be in full force and effect, except in accordance with the Senior Note Indenture.

     Existing Indebtedness. In December 1989, the Company and KACC entered into the Credit Agreement, and KACC issued $350.0 million of the 14 1/4% Notes (collectively, the "Financing"). The net proceeds of the Financing, together with the $180.0 million initial payment received by the Company in respect of a forward alumina sales transaction ("FAST") and other available funds, were used to retire $925.0 million principal amount of Increasing Rate Notes of the Company, to prepay certain indebtedness of KACC, to pay related fees and expenses, and to pay a $50.0 million dividend to a subsidiary of MAXXAM.

     The Credit Agreement consisted of a $350.0 million five-year revolving credit facility, a $125 million five-year term loan, a $75.0 million two-year bridge loan, and a $172.0 million three and one-half year standby letter of credit which secured the advance payment on the FAST. As of September 30, 1993, the bridge loan and the term loan under the Credit Agreement were fully repaid, the letter of credit issued in connection with the FAST had been fully amortized, $165.0 million of borrowings and $36.1 million of letters of credit were outstanding under the revolving credit facility and $148.9 million of borrowing capacity was unused under the revolving credit facility.

     The Credit Agreement contains a number of affirmative and negative covenants, which among other things (a) prohibit KACC from engaging in business significantly different from that currently conducted by it, (b) limit the incurrence of additional indebtedness and liens, (c) limit Investments (as defined), (d) limit capital expenditures, (e) limit mergers and consolidations,
(f) restrict Asset Dispositions (as defined), (g) limit transactions with Affiliates (as defined), (h) restrict KACC's ability to pay dividends and make other distributions to its stockholders and (i) require the maintenance of a (1) minimum Current Ratio (as defined) (2) minimum Net Worth (as defined), (3) maximum Leverage Ratio (as defined) and (4) minimum Interest Coverage Ratio (as defined).

     KACC's obligations under the Credit Agreement are guaranteed by the Company and certain of KACC's subsidiaries. In addition, the Credit Agreement is secured by, among other things, (i) mortgages on KACC's facilities in Trentwood, Mead and Tacoma, Washington; Gramercy, Louisiana (which will not constitute part of the security under the New Credit Agreement); Erie, Pennsylvania; Newark, Ohio; and Sherman, Texas, (ii) subject to certain exceptions, liens on accounts receivable, inventory, equipment, domestic patents and trademarks and substantially all other personal property of KACC and certain of its subsidiaries, (iii) a pledge of all of the stock of KACC owned by the Company and (iv) pledges of all of the stock of certain of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries and pledges of a portion of the stock of certain partially owned foreign affiliates.

     Loans under the Credit Agreement bear interest at a base rate per annum, at KACC's election from time to time, equal to (i) the Reference Rate (as defined) plus 1 1/2%, (ii) the CD Rate (Reserve Adjusted) (as defined) plus 2 5/8%, or
(iii) the LIBO Rate (Reserve Adjusted) (as defined) plus 2 1/2%. KACC is currently required to pay fees equal to 2 1/2% per annum on the average aggregate amount outstanding of letters of credit under the Credit Agreement. The Credit Agreement contains provisions for the reduction or increase of the base interest rates and letter of credit fees, based upon the Interest Coverage Ratio, determined quarterly, under which the base interest rates could be reduced or increased by 1/2 of 1% per annum, on a non-cumulative basis (based upon the Interest Coverage Ratio, the Company's base interest rates and letter of credit fees have been increased by 1/2 of 1% per annum). In addition to the above fees, there is a commitment fee equal to 1/2% per annum on any unused portion of the revolving credit facility.

     On February 1, 1993, KACC extended a portion of its debt maturities by refinancing the 14 1/4% Notes with $400.0 million aggregate principal amount of the 12 3/4% Notes. Subject to certain exceptions, the 12 3/4% Note Indenture requires KACC to satisfy certain financial tests and other conditions (including the satisfaction of a consolidated fixed charge coverage ratio) in order to pay dividends and limits the amount of cash dividends payable by KACC to (i) the sum of (A) 50% of the Consolidated Net Income (as defined; such definition, among other things, excludes the one time charge of $497.7 million incurred as a result of the cumulative effect of the adoption of SFAS 106) of KACC accrued (or, if the aggregate Consolidated Net Income of KACC for such period shall be a deficit, minus 100% of such deficit) for the period (taken as one accounting period) from January 1, 1993 to the end of KACC's most recently ended fiscal quarter for which financial statements are available at the time such dividends are declared or paid, plus (B) the aggregate net proceeds received by KACC after December 31, 1992, as capital contributions or from the issuance or sale (other than to a Non-Affiliate Joint Venture (as defined) or to a Subsidiary (as defined) of KACC) of Capital Stock (as defined) other than Redeemable Stock (as defined) or from the issuance or sale of any debt or other security of KACC convertible or exercisable into such Capital Stock that has been so converted or exercised minus (ii) the aggregate amount of Restricted Investments (as defined) then outstanding, subject to certain adjustments.

     The declaration and payment of dividends by the Company and KACC on their shares of common stock are currently subject to certain covenants contained in the Credit Agreement and, in the case of KACC, the 12 3/4% Note Indenture. Under the most restrictive of these covenants, neither the Company nor KACC is currently permitted to pay dividends on its common stock.

     The 12 3/4% Note Indenture contains a number of affirmative and negative covenants applicable to KACC which, among other things, (a) limit the incurrence of additional indebtedness and liens, (b) limit Restricted Payments (as defined), (c) limit Restricted Investments (as defined), (d) limit mergers, consolidations and sales of all or substantially all of KACC's assets, (e) impose certain requirements with respect to Asset Sales (as defined), (f) limit transactions with Affiliates (as defined), (g) prohibit, with certain exceptions, restrictions on the ability of any Subsidiary to pay dividends, make certain other distributions, pay indebtedness owed to KACC or another Subsidiary, make loans or advances to KACC or another Subsidiary or transfer any of its assets to KACC, (h) require KACC to repurchase 12 3/4% Notes at a premium upon the occurrence of a Change of Control (as defined) if so requested by the holder thereof, and (i) prohibit, with certain exceptions, the incurrence of indebtedness that is both subordinated to Senior Indebtedness (as defined) and senior to the 12 3/4% Notes.

     In December 1991, Alpart entered into a $60 million loan agreement with CARIFA under which CARIFA loaned Alpart the proceeds from the issuance of CARIFA's Industrial Revenue bonds. Proceeds from the sale of the bonds were used by Alpart to refinance the interim loans from the partners in Alpart, to pay eligible project costs for expansion and modernization of its refinery and to pay certain costs of issuance. Alpart's obligations under the loan agreement are secured by a $64.2 million letter of credit severally guaranteed by the partners in Alpart (of which $22.5 million is guaranteed by the minority partner in Alpart). See Note 7 of the Notes to the Consolidated Financial Statements and
Note 3 of the Notes to the Interim Financial Statements.

     In December 1992, KACC entered into the Sale Agreement with the Louisiana Parish. To fund the acquisition of the facilities, the Louisiana Parish issued $20.0 million aggregate principal amount of the Gramercy Bonds, the proceeds of which were deposited into a construction fund established under the related indenture and which may be withdrawn from the construction fund, from time to time, pursuant to the terms of such indenture and the related Sale Agreement. The Sale Agreement requires KACC to pay the purchase price of the facilities in installments due on the dates and in the amounts required to permit the Louisiana Parish to satisfy all of its payment obligations under the related indenture.

     In connection with the offering of the $.65 Depositary Shares in June 1993, the Company made a non-interest bearing loan to KACC in the principal amount of $37,796,753 (an amount equal to the aggregate dividends scheduled to accrue on the Series A Shares issued in June 1993 from the issuance date until the date on which the Series A Shares mandatorily convert into shares of the Company's Common Stock). The loan is evidenced by an intercompany note which matures on June 29, 1996, and is payable in quarterly installments. As of December 31, 1993, the aggregate principal amount of such intercompany note was $31,497,294.

     The Company expects to make dividend payments on the shares of PRIDES out of funds provided to it by KACC pursuant to the terms of the Intercompany Note. The Intercompany Note is designed to provide sufficient funds to the Company to enable it to make dividend payments on the shares of PRIDES until the Mandatory Conversion Date. The Intercompany Note will mature on December 31, 1997, and will be payable in quarterly installments.

                           DESCRIPTION OF THE PRIDES

     The following is a summary of the material provisions of the shares of PRIDES. The summary is qualified by reference to the full text of the Company's Certificate of Incorporation (as defined below) and the form of Certificate of Designations, both of which are filed as exhibits to the Registration Statement, which exhibits may be obtained from the Company by writing to the Secretary of the Company, 5847 San Felipe, Suite 2600, Houston, Texas 77057.

     The Board of Directors has adopted resolutions authorizing the issuance of up to 9,200,000 shares of PRIDES out of the Company's authorized and unissued Preferred Stock. The PRIDES will rank on a parity with the Series A Shares and any other classes or series of stock ranking on a parity with the PRIDES that may from time to time be issued by the Company in respect of the payment of dividends and the distribution of assets upon liquidation.

     Dividends. Subject to the rights of holders of Series A Shares and holders of other classes or series of stock ranking on a parity with or senior to the PRIDES that may from time to time be issued by the Company, the holders of PRIDES are entitled to receive, when, as and if the Board of Directors declares dividends on the PRIDES, out of funds legally available for dividends, cumulative preferential cash dividends from the issue date of the PRIDES,
accruing at the rate per share of PRIDES of $            per annum or
$            per quarter, payable quarterly in arrears on the last day of each
March, June, September and December, or, if any such date is not a business day, on the next succeeding day that is a business day; provided, however, that, with respect to any dividend period during which a redemption occurs, the Company may, at its option, declare accrued dividends on the shares of PRIDES to, and pay such accrued dividends on, the redemption date, in which case such dividends shall be payable to the holders of shares of PRIDES as of the record date for such dividend payment and shall not be included in the calculation of the Call Price (as defined below). The first dividend payment will be for the period from the issue date of the PRIDES to and including March 30, 1994 and will be paid on March 31, 1994. Dividends on the PRIDES will be payable to holders of record as they appear on the books of the Company or any transfer agent for the PRIDES on such record dates, not less than 10 nor more than 50 days preceding the payment dates thereof, as shall be fixed by the Board of Directors. Dividends in arrears for any past quarterly dividend periods may be declared and paid at any time without reference to any regular dividend payment date to holders of record on such date, not exceeding 50 days preceding the payment date thereof, as shall be fixed by the Board of Directors. Dividends will cease to accrue in respect of the shares of PRIDES on the earlier of (i) the day immediately prior to the Mandatory Conversion Date or, subject to the provisions described in the last sentence of the first paragraph under "Optional Redemption," (ii) the day immediately prior to their earlier redemption. Dividends (or amounts equal to accrued and unpaid dividends) payable on the shares of PRIDES for any period shorter than a quarterly dividend period will be computed on the basis of a 360 day year of twelve 30-day months.

     Dividends on the PRIDES will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared and will accumulate to the extent they are not paid on the dividend payment date for the quarter for which they accrue. Except as described below, accumulated unpaid dividends will not bear interest.

     So long as any shares of PRIDES or a Deposit Deficit (as defined below) are outstanding, except as set forth in the next succeeding sentence (unless a Deposit Deficit is outstanding), no dividends shall be declared or paid or set apart for payment on, and no other distribution shall be ordered or made on (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, stock ranking junior to the PRIDES in respect of dividends and the distribution of assets upon Liquidation), nor (except for redemptions or conversions of Series A Shares or shares of PRIDES pursuant to the applicable certificate of designations for such shares) shall any sum or sums be set aside for, in a sinking fund or otherwise, or applied to the purchase, redemption or other acquisition for value of, shares of PRIDES, Series A Shares or any other class or series of stock ranking on a parity with or junior to the PRIDES in respect of dividends or the distribution of assets upon Liquidation (or, if any Deposit Deficit is outstanding, any class or series of stock of the Company), unless all cumulative dividends accumulated on the PRIDES shall have been or shall contemporaneously be declared and paid in full or shall be declared and a sum sufficient for the payment in full thereof set apart for such payment on the PRIDES (or, if any Deposit Deficit is outstanding, unless such Deposit Deficit and all accrued interest thereon shall have been paid in full). When dividends are not paid in full, as aforesaid, all dividends declared upon the shares of PRIDES and any other class or series of outstanding stock ranking on a parity with the PRIDES in respect of dividends shall be declared pro rata so that the amount of dividends declared per share on the PRIDES and such other stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the PRIDES and such other stock bear to each other. Holders of PRIDES shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends as described herein.

     Mandatory Conversion of PRIDES. Unless previously either redeemed or converted at the option of the holder into Common Stock, as described below, on the Mandatory Conversion Date each outstanding share of PRIDES will convert automatically into shares of Common Stock at the Common Equivalent Rate (as described below) in effect on the Mandatory Conversion Date and the right to receive an amount in cash equal to all accrued and unpaid dividends on such shares of PRIDES (other than previously declared dividends payable to a holder of record as of a prior date) to and including the day immediately prior to the Mandatory Conversion Date. If an amount equal to the accrued and unpaid dividends referred to in the preceding sentence (the "Required Dividend Amount") is not deposited with a bank or trust company on or prior to the Mandatory Conversion Date (the amount, if any, by which the Required Dividend Amount exceeds the amount so deposited in respect of the Required Dividend Amount being referred to as the "Deposit Deficit"), the Company shall, out of funds legally available therefor, as promptly as practicable following the Mandatory Conversion Date, deposit cash with a bank or trust company in an amount equal to the Deposit Deficit plus an amount equal to interest at the rate of 11.0% per annum on the Deposit Deficit from time to time outstanding from and including the Mandatory Conversion Date to but not including the date the Deposit Deficit is reduced to zero; provided, that so long as a Deposit Deficit is outstanding, no class or series of stock thereafter issued by the Company shall rank senior to the claims of the holders of the shares of PRIDES on the Mandatory Conversion Date with regard to the Required Dividend Amount and interest thereon as and to the extent provided in the Certificate of Designations.

     The Common Equivalent Rate is initially one share of Common Stock for each share of PRIDES. The Common Equivalent Rate is subject to adjustment as described below.

     Optional Redemption. Shares of PRIDES are not redeemable by the Company before December 31, 1996 (the "Initial Redemption Date"). At any time or from time to time on or after the Initial Redemption Date until immediately before the Mandatory Conversion Date, the Company has the right to call, in whole or in part, the outstanding shares of PRIDES for redemption. On the redemption date, the Company shall deliver to the holders thereof in exchange for each such share of PRIDES called for redemption a number of shares of Common Stock equal to the greater of (i) the Call Price (as defined below) in effect on the redemption date divided by the Current Market Price per share of Common Stock determined as of the second trading day immediately preceding the Notice Date (as defined
below) or (ii)           of a share of Common Stock (subject to adjustment in
the same manner as the Optional Conversion Rate is adjusted, as described below). If all shares of Common Stock described in the immediately preceding sentence are not deposited with a bank or trust company on or prior to the redemption date, such redemption shall not be effective.

     The Call Price of each share of PRIDES is the sum of (i) $          on and
after the Initial Redemption Date, to and including March 30, 1997; $
on and after March 31, 1997, to and including June 29, 1997; $          on and
after June 30, 1997, to and including September 29, 1997; $          on and
after September 30, 1997, to and including November 29, 1997; and $          on
and after November 30, 1997, to and including December 30, 1997; and (ii) all accrued and unpaid dividends thereon to but not including the date fixed for redemption (other than previously declared dividends payable to a holder of record as of a prior date).

     The "Current Market Price" per share of Common Stock on any date of determination means the lesser of (i) the average of the daily Closing Prices (as defined below) for the fifteen consecutive trading days ending on and including such date of determination, or (ii) the Closing Price for such date of determination; provided, however, that, for purposes of calculating the Current Market Price in connection with any redemption of PRIDES, if any adjustment of the Common Equivalent Rate becomes effective as of any date during the period beginning on the first day of such fifteen-day period and ending on the date on which shares of PRIDES are to be redeemed, then the Current Market Price as determined pursuant to the foregoing will be adjusted to the extent appropriate to reflect such adjustment.

     The "Notice Date" with respect to any notice given by the Company in connection with a redemption of shares of PRIDES means the date on which first occurs either the public announcement of such redemption or the commencement of the mailing of such notice to the holders of shares of PRIDES.

     The term "Closing Price" on any day means the closing sales price regular way on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked quotations regular way, in each case on the New York Stock Exchange, or, if the Common Stock is not listed or admitted to trading on such Exchange, on the principal national securities exchange on which the Common Stock is listed or admitted to trading, or, if not listed or admitted to trading on any national securities exchange, the average of the high bid and low asked quotations of the Common Stock in the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, or a similarly generally accepted reporting service, or, if no such quotations are available, the fair market value of the Common Stock as determined by any New York Stock Exchange member firm selected from time to time by the Board of Directors of the Company for that purpose.

     If fewer than all the outstanding shares of PRIDES are to be called, the shares of PRIDES to be called shall be selected by the Company from outstanding shares of PRIDES by lot or on a pro rata basis or by any other method determined by the Board of Directors of the Company in its sole discretion to be equitable.

     The Company will provide notice of any redemption of shares of PRIDES to holders of record of shares of PRIDES to be called not less than 15 nor more than 60 days prior to the date fixed for redemption. Accordingly, the earliest Notice Date for any call for redemption of shares of PRIDES will be November 1, 1996. Any such notice shall be provided by mailing notice of redemption to the holders of record of shares of PRIDES to be redeemed at each such holder's address as it appears on the stock register of the Company; provided, however, that no failure to give such notice nor any defect therein shall affect the validity of the proceeding for redemption except as to the holders of shares of PRIDES to which the Company has failed to give said notice of redemption or as to the holders of shares of PRIDES whose notice of redemption was defective.

     Conversion at the Option of the Holder. The shares of PRIDES are convertible at the option of the holders thereof, at any time before the Mandatory Conversion Date, unless previously redeemed, into shares of Common Stock, at a rate of of a share of Common Stock for each share of PRIDES (the "Optional Conversion Rate"), equivalent to a conversion price of $ per share of Common Stock (the "Conversion Price"), subject to adjustment as described below. The right to convert shares of PRIDES called for redemption will terminate immediately before the close of business on the day prior to any redemption date with respect to such shares.

     Conversion of shares of PRIDES at the option of the holder may be effected by delivering certificates evidencing such shares of PRIDES, together with written notice of conversion and, if required by the Company, a proper assignment of such certificates to the Company or in blank (and, if applicable, as provided in the following paragraph, cash payment of an amount equal to the dividends attributable to the current quarterly dividend period payable on such shares), to the office of the transfer agent for PRIDES or to any other office or agency maintained by the Company for that purpose and otherwise in accordance with conversion procedures established by the Company. Each optional conversion will be deemed to have been effected immediately before the close of business on the date on which the foregoing requirements have been satisfied. The conversion will be at the Optional Conversion Rate in effect at such time and on such date.

     Holders of shares of PRIDES at the close of business on a record date for any payment of declared dividends will be entitled to receive the dividend payable on such shares of PRIDES on the corresponding dividend payment notwithstanding the optional conversion of such shares of PRIDES following such record date and on or before such dividend payment date. However, shares of PRIDES surrendered for conversion after the close of business on a record date for any payment of declared dividends and before the opening of business on the next succeeding dividend payment date must be accompanied by payment in cash of an amount equal to the dividends attributable to the current quarterly dividend period payable on such shares on such dividend payment date (unless such shares of PRIDES are subject to redemption on a redemption date between such record date and such dividend payment date). A holder of shares of PRIDES called for redemption on the Initial Redemption Date or any other dividend payment date will receive the dividend on such shares of PRIDES payable on that date and will be able to convert such shares of PRIDES after the record date for such dividend without paying an amount equal to such dividend to the Company upon conversion. Except as provided above, upon any optional conversion of shares of PRIDES, the Company will make no payment of or allowance for unpaid dividends, whether or not in arrears, on such shares of PRIDES, or for previously declared dividends or distributions on the shares of Common Stock issued upon such conversion.

     Enhanced Dividend Yield; Less Equity Appreciation than Common
Stock.  Dividends will accrue on the shares of PRIDES at the rate per annum of
$     (     % of the price per share to the public as set forth on the cover page of this Prospectus). No dividends are currently paid on the Common Stock. The opportunity for equity appreciation afforded by an investment in shares of PRIDES is less than that afforded by an investment in Common Stock because the Conversion Price is higher than the per share price to the public of the shares of PRIDES and the Company may, at its option, redeem the shares of PRIDES at any time on or after December 31, 1996, and before the Mandatory Conversion Date, and may be expected to do so if, among other circumstances, the Current Market Price of the Common Stock exceeds the Call Price for a share of PRIDES. In such event, a holder of a share of PRIDES will receive less than one share of Common Stock but no less than of a share of Common Stock. A holder may also surrender for conversion any shares of PRIDES called for redemption up to the close of business on the day prior to the redemption date, and a holder that so elects to convert will receive of a share of Common Stock per share of PRIDES, subject to adjustment as described herein. The value per share of PRIDES of the Common Stock received by holders of shares of PRIDES may be more or less than the per share amount paid for the shares of PRIDES offered hereby, due to market fluctuations in the price of the Common Stock.

     As a result of these provisions, holders of shares of PRIDES would be expected to realize no equity appreciation if the Current Market Price of the Common Stock is below the Conversion Price, and less than all of such appreciation if the Current Market Price of the Common Stock is above the Conversion Price. Holders of shares of PRIDES will realize the entire decline in equity value if the Current Market Price of the Common Stock is less than the price paid for a share of PRIDES.

     Conversion Adjustments. The Common Equivalent Rate and the Optional Conversion Rate are each subject to adjustment if the Company shall (i) pay a dividend or make a distribution with respect to Common Stock in shares of such stock, (ii) subdivide or split its outstanding shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares,
(iv) issue by reclassification of its shares of Common Stock any shares of common stock of the Company, (v) issue certain rights or warrants to all holders of its Common Stock, or (vi) pay a dividend or make a distribution to all holders of its Common Stock of evidences of its indebtedness or other assets (including capital stock of the Company, but excluding any cash dividends or distributions (other than Extraordinary Cash Distributions (as defined below)) and excluding any distributions and dividends referred to in clauses (i) through
(iv) above). In addition, the Company will also be entitled to make upward adjustments in the Common Equivalent Rate, the Optional Conversion Rate or the Call Price, as it shall in its discretion determine to be advisable, in order that any stock dividends, subdivision or split of shares, distribution of rights to purchase stock or securities, or distribution of securities convertible into or exchangeable for stock (or any transaction which could be treated as any of the foregoing transactions pursuant to Section 305 of the Code) hereafter made by the Company to its stockholders will not be taxable. "Extraordinary Cash Distributions" means, with respect to any cash dividend or distribution paid on any date, the amount, if any, by which all cash dividends and cash distributions on the Common Stock paid during the consecutive 12-month period ending on and including such date (other than cash dividends and cash distributions for which an adjustment to the Common Equivalent Rate and the Optional Conversion Rate was previously made) exceeds, on a per share of Common Stock basis, 10% of the average of the daily Closing Prices of the Common Stock over such consecutive 12-month period. All adjustments to the Common Equivalent Rate and the Optional Conversion Rate will be calculated to the nearest 1/100th of a share of Common Stock (with 5/1000th of a share being rounded to the next lower 1/100th of a share). No adjustment in the Common Equivalent Rate or the Optional Conversion Rate will be required unless such adjustment would require an increase or decrease of at least 1% in such rate; provided, however, that any adjustments which by reason of this provision are not required to be (and are not) made shall be carried forward and taken into account in any subsequent adjustment.

     Whenever the Common Equivalent Rate and the Optional Conversion Rate are adjusted as provided in the preceding paragraph, the Company will file with the transfer agent for the shares of PRIDES a certificate with respect to such adjustment, make a prompt public announcement thereof and mail a notice to holders of the shares of PRIDES providing specified information with respect to such adjustment. At least 10 days (or such shorter period as may be practicable in the circumstances) before taking any action that could result in certain adjustments in the Common Equivalent Rate and the Optional Conversion Rate, the Company will mail a notice to holders of shares of PRIDES concerning such proposed action.

     Adjustment for Certain Consolidations or Mergers. In case of (i) any consolidation or merger to which the Company is a party (other than a merger or consolidation in which the Company is the surviving or continuing corporation and in which the shares of Common Stock outstanding immediately before the merger or consolidation remain unchanged and other than a merger or consolidation with KACC (a "KACC Merger"), (ii) any sale or transfer to another corporation of the property of the Company as an entirety or substantially as an entirety, or (iii) any statutory exchange of securities with another corporation (other than in connection with a merger or acquisition), each share of PRIDES will, after consummation of such transaction, be subject to (A) conversion at the option of the holder into the kind and amount of securities, cash, or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such share of PRIDES might have been converted immediately before consummation of such transaction, (B) conversion on the Mandatory Conversion Date into the kind and amount of securities, cash, or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such share of PRIDES would have been converted if the conversion on the Mandatory Conversion Date had occurred immediately before the date of consummation of such transaction, plus the right to receive cash in an amount equal to all accrued and unpaid dividends on such share of PRIDES (other than previously declared dividends payable to a holder of record as of a prior date), and (C) redemption on any redemption date in exchange for the kind and amount of securities, cash, or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock that would have been issuable at the Call Price in effect on such redemption date upon a redemption of such shares of PRIDES immediately before consummation of such transaction, assuming that, if the Notice Date for such redemption is not before such transaction, the Notice Date had been the date of such transaction; and assuming in each case that such holder of shares of Common Stock failed to exercise rights of election, if any, as to the kind or amount of securities, cash, or other property receivable upon consummation of such transaction (provided that, if the kind or amount of securities, cash, or other property receivable upon consummation of such transaction is not the same for each non-electing share, then the kind and amount of securities, cash or other property receivable upon consummation of such transaction for each non-electing share will be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). The kind and amount of securities into or for which the shares of PRIDES will be convertible or redeemable after consummation of such transaction will be subject to adjustment as described above under the caption "Conversion Adjustments" following the date of consummation of such transaction. The Company may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

     Fractional Shares. No fractional shares of Common Stock will be issued upon redemption or conversion of the shares of PRIDES but, in lieu of any fraction of a share of Common Stock which would otherwise be issuable in respect of all shares of PRIDES surrendered by the same holder for redemption or conversion on any date, the holder shall be entitled to receive an amount in cash, out of funds of the Company legally available therefor, equal to the same fraction of the (i) Current Market Price of the Common Stock determined as of the second trading day immediately preceding the Notice Date, in the case of a redemption, or (ii) Closing Price of the Common Stock determined (A) as of the fifth trading day immediately preceding the Mandatory Conversion Date, in the case of a mandatory conversion, or (B) as of the second trading day immediately preceding the effective date of conversion, in the case of an optional conversion by a holder.

     Liquidation Rights. Subject to the rights of holders of Series A Shares and holders of any class or series of stock which the Company may in the future issue which ranks senior to, or on a parity with, the PRIDES in respect of a distribution of assets upon the liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary (such event, a "Liquidation"), the holders of the shares of PRIDES shall be entitled to receive out of the assets of the Company available for distribution to stockholders, whether from capital, surplus or earnings, before any distribution or payment is made to holders of Common Stock of the Company or on any other class or series of stock of the Company ranking junior as to assets distributable upon Liquidation to the shares of PRIDES, for each share of PRIDES, an amount equal to the sum of (i) the price to public for each share of PRIDES shown on the cover page of this Prospectus and (ii) an amount equal to all accrued and unpaid dividends thereon whether or not earned or declared (including dividends accumulated and unpaid), to the date of Liquidation, but no more. If, upon any Liquidation, there are insufficient assets to permit full payment to holders of shares of PRIDES and to holders of any other class or series of stock ranking on a parity with the PRIDES in respect of a distribution of assets upon Liquidation, then such assets or proceeds thereof will be distributed among the holders of PRIDES and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of PRIDES and any such other stock if all amounts payable thereon were paid in full. Neither the consolidation or merger of the Company with one or more corporations nor the sale, lease or transfer by the Company of all or any part of its assets shall be deemed a Liquidation.

     Voting Rights. Holders of shares of PRIDES will have 4/5 vote for each share held of record and, except as required by law, will be entitled to vote together with the holders of Common Stock and together with the holders of any other classes or series of stock (including the Series A Shares which are entitled to 10 votes per Series A Share) who are entitled to vote in such manner on all matters submitted to a vote of common stockholders. In addition, subject to certain exceptions, the affirmative vote of two-thirds of the shares of PRIDES actually voting (voting separately as a class) will be required to permit the Company to (i) issue any class or series of stock, or any security convertible at the option of the holder thereof into shares of any class or series of stock, ranking senior to the PRIDES as to dividends or upon Liquidation, (ii) modify the terms of the Intercompany Note in a manner that materially adversely affects the Company as the holder of such Intercompany Note or the holders of the PRIDES, (iii) amend the Certificate of Incorporation in a manner that materially adversely affects the holders of the PRIDES, (iv) consummate a KACC Merger if (a) each outstanding share of PRIDES, upon the effectiveness of the KACC Merger, neither remains outstanding nor is converted into one share of KACC Preferred Stock, (b) such shares of KACC Preferred Stock (if issued in the KACC Merger) are not to be deposited with a bank or trust company upon or prior to the effectiveness of the KACC Merger or (c) the covenants in the debt instruments of the surviving corporation of the KACC Merger, at the time of the KACC Merger, prohibit the payment of any of the dividends on the PRIDES or the KACC Preferred Stock, as the case may be, in accordance with the terms thereof through and including the day immediately prior to the Mandatory Conversion Date or (v) consummate a merger or consolidation of the Company with any other corporation, unless each holder of shares of PRIDES immediately preceding such merger or consolidation receives or continues to hold in the surviving corporation the same number of shares, with substantially the same rights and preferences, (except as contemplated by the provisions described under "Adjustments for Certain Consolidations or Mergers"), as correspond to the shares of PRIDES so held. In the event of a KACC Merger for which the consent of the holders of the PRIDES voting as a class is not obtained, so long as any shares of PRIDES or KACC Preferred Stock, as the case may be, remain outstanding, the surviving corporation of the KACC Merger shall not thereafter amend its debt instruments so as to prohibit the payment of any of the dividends on the PRIDES or KACC Preferred Stock, as the case may be, in accordance with the terms thereof, without the consent of the holders of at least two-thirds of the shares of shares of PRIDES or the KACC Preferred Stock, as the case may be, voting thereon (voting separately as a class). The voting provisions described above in this paragraph shall not apply if, at or prior to the time of the act with respect to which a class vote of the PRIDES would otherwise be required, (x) all outstanding shares of PRIDES are scheduled to be redeemed or converted within two months, (y) sufficient shares of the Common Stock and cash, if any, necessary for such redemption or conversion have been deposited with a bank or trust company and (z) a KACC Merger is not consummated prior to such redemption or conversion. In the event that dividends on the shares of PRIDES or any other series of Preferred Stock are in arrears and unpaid for six quarterly dividend periods, or if any series of Preferred Stock (other than the PRIDES) shall be entitled for any other reason to exercise voting rights, separate from the Common Stock, to elect any directors of the Company ("Preferred Stock Directors"), the holders of the shares of PRIDES (voting separately as a class with holders of all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable), with each share of PRIDES entitled to one vote on this and other matters in which Preferred Stock votes as a group, will be entitled to vote for the election of two directors of the Company. Such right to elect two directors will continue until all dividends in arrears and payable on the shares of PRIDES and such other series of Preferred Stock have been paid in full and the right of any other series of Preferred Stock to exercise voting rights, separate from the Common Stock, to elect Preferred Stock Directors terminates. The term of office of any director elected by the holders of the share of PRIDES and such other series will terminate on the earlier of (i) the next annual meeting of stockholders at which a successor shall have been elected and qualified or (ii) the termination of the right of holders of the shares of PRIDES and such other series to vote for such directors.

     Certain Procedures in connection with Redemption and Mandatory
Conversion. Each holder of shares of PRIDES to be redeemed or to be converted on the Mandatory Conversion Date must surrender the certificates evidencing such shares to the Company at the place designated in the notice of such redemption (or, in the case of a mandatory conversion, the principal executive offices of the Company or at such other place as may be designated by the Company in a written notice mailed to the holders of record of the PRIDES) and shall thereupon be entitled to receive certificates evidencing shares of Common Stock and cash, if any, payable on such redemption or conversion following such surrender and following the date of such redemption or conversion. If (A) shares of PRIDES are called for redemption and, on the date fixed for redemption, shares of Common Stock necessary for the redemption shall have been deposited with a bank or trust company as provided in the Certificate of Designations or
(B) shares of PRIDES have been converted on the Mandatory Conversion Date, then, notwithstanding that the certificates evidencing any shares of PRIDES so called for redemption or converted shall not have been surrendered, the shares represented thereby so called for redemption or converted shall be deemed no longer outstanding and all rights with respect to the shares so called for redemption or converted shall forthwith cease and terminate, except for the right of the holders to receive the shares of Common Stock and cash, if any, payable on such redemption or conversion upon surrender of their certificates therefor, provided, that holders of shares of PRIDES at the close of business on a record date for any payment of dividends on shares of PRIDES shall be entitled to receive the dividends payable on such shares on the corresponding dividend payment date notwithstanding the redemption or conversion of such shares following such record date and on or before such corresponding dividend payment date. Holders of shares of PRIDES that are redeemed or that are converted on the Mandatory Conversion Date shall not be entitled to receive dividends declared and paid on shares of Common Stock issuable on such redemption or conversion, and such shares of Common Stock shall not be entitled to vote, until such shares of Common Stock are issued upon the surrender of the certificates representing such shares of PRIDES and upon such surrender such holders shall be entitled to receive such dividends declared and paid on such shares of Common Stock subsequent to the redemption date or Mandatory Conversion Date, as applicable.

     Reissuance. Shares of PRIDES redeemed for or converted into Common Stock or otherwise acquired and retired by the Company will assume the status of authorized but unissued Preferred Stock and may thereafter be reissued in the same manner as other authorized but unissued Preferred Stock, but not as PRIDES.

     Miscellaneous. Upon issuance, the shares of PRIDES will be fully paid and nonassessable. The holders of PRIDES will have no preemptive rights. The transfer agent and registrar for the PRIDES shares will be The First National Bank of Boston.

                       FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, the following sets forth the material United States federal income tax consequences of the ownership and disposition of shares of PRIDES. Changes to existing law, which could have retroactive effect, may alter the consequences described below. This discussion relates only to shares of PRIDES or shares of Common Stock received upon conversion thereof or in exchange therefor that are held as capital assets within the meaning of Section 1221 of the Code and does not deal with all tax consequences that may be relevant in the particular circumstances of each holder (some of which, such as dealers in securities, insurance companies, tax-exempt organizations and foreign persons, may be subject to special rules). In addition, stock having terms closely resembling those of shares of PRIDES have not been the subject of any regulation, ruling or judicial decision currently in effect, and there can be no assurance that the Internal Revenue Service will take the positions set forth below. The Company has not and will not seek a ruling as to any tax matters relating to shares of PRIDES. Persons considering the purchase of shares of PRIDES should consult their tax advisors with respect to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DIVIDENDS

     Dividends paid on shares of PRIDES out of the Company's current or accumulated earnings and profits will be taxable as ordinary income and will qualify for the 70% intercorporate dividends-received deduction subject to the minimum holding period (generally at least 46 days, or 91 days in the case of dividends attributable to periods aggregating more than 366 days) and other applicable requirements. Under certain circumstances, a corporate holder may be subject to the alternative minimum tax with respect to the amount of its dividends-received deduction.

     Under certain circumstances, a corporation that receives an "extraordinary dividend," as defined in Section 1059 of the Code, is required to reduce its stock basis by the non-taxed portion of such dividend (generally, the portion claimed as a dividend received deduction). Quarterly dividends not in arrears paid to an original holder of shares of PRIDES will generally not constitute extraordinary dividends under Section 1059(c). Under a special rule in Section 1059(f), any dividend with respect to "disqualified preferred stock" is treated as an extraordinary dividend; however, while the issue is not free from doubt due to the lack of authority directly on point, shares of PRIDES should not constitute "disqualified preferred stock."

REDEMPTION PREMIUM

     Under certain circumstances, Section 305 of the Code requires that any excess of the redemption price of preferred stock over its issue price be includable in income, prior to receipt, as a constructive dividend. However, while the issue is not free from doubt due to a lack of authority directly on point, a holder of shares of PRIDES should not be required to include any redemption premium in income under Section 305 of the Code.

REDEMPTION OR CONVERSION INTO COMMON STOCK

     Gain or loss generally will not be recognized by a holder upon the redemption of shares of PRIDES for shares of Common Stock or the conversion of shares of PRIDES into shares of Common Stock if no cash is received. Dividend income may be recognized, however, to the extent cash or Common Stock is received in payment of accrued dividends. In addition, a holder who receives cash in lieu of a fractional share will be treated as having received such fractional share and having exchanged it for cash in a transaction subject to
Section 302 of the Code and related provisions. A holder who receives both Common Stock and cash (other than any cash in lieu of a fractional share and cash treated as dividend income as a result of payment of accrued dividends) upon a conversion or redemption of shares of PRIDES into shares of Common Stock will not recognize any loss and will recognize gain (if any) upon such conversion or redemption, but not in excess of the amount of such cash. The measure of such a holder's gain will be the excess (if any) of the sum of such cash plus the value of the shares of Common Stock received (other than shares of Common Stock taxed as a dividend upon receipt) over such holder's adjusted tax basis in the converted shares of PRIDES. Depending on the facts and circumstances, such gain might be treated in whole or part as a dividend. Any such dividend to a corporate holder might constitute an "extraordinary dividend" under Section 1059 of the Code, with the result that certain regular dividends received by such holder might be treated as "extraordinary." See "Federal Income Tax
Considerations -- Dividends."

     Generally, a holder's basis in the Common Stock received upon the redemption or conversion of shares of PRIDES (other than shares of Common Stock taxed as a dividend upon receipt) will equal the adjusted tax basis of the redeemed or converted shares of PRIDES on the date of such redemption or conversion plus the amount of gain recognized, minus the amount of cash received, and the holding period of such Common Stock will include the holding period of the redeemed or converted shares of PRIDES. If any shares of Common Stock are taxed as a dividend on receipt, the holder's basis in such shares will be their fair market value at the time of receipt, and the holding period for such shares will begin on the date of their receipt.

SALE OF SHARES

     A holder who sells shares of PRIDES or Common Stock will recognize gain or loss measured by the difference between the amount received in exchange for such shares and such holder's tax basis in the shares (as determined under the rules discussed above). In general, any gain or loss so recognized will be capital gain or loss if the shares were held as a capital asset, and will be long-term capital gain or loss if the holding period for such shares (determined under the rules discussed above) exceeds one year.

ADJUSTMENT OF CONVERSION RATE

     Certain adjustments to the Common Equivalent Rate to reflect the Company's issuance of certain rights, warrants, evidences of indebtedness, securities or other assets to holders of Common Stock may result in constructive distributions taxable as dividends to the holders of the shares of PRIDES, which may constitute (and cause other dividends to constitute) "extraordinary dividends" to corporate holders. See "Federal Income Tax Considerations -- Dividends."

BACKUP WITHHOLDING

     Certain noncorporate holders may be subject to backup withholding at a rate of 31% on dividends and certain consideration received upon the redemption or conversion of the shares of PRIDES. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper Taxpayer Identification Number or when the taxpayer is notified by the Internal Revenue Service that the taxpayer has failed to report payments of interest and dividends properly. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, and 20,000,000 shares of preferred stock, par value $.05 per share (the "Preferred Shares"). The following is a summary of the material terms of the capital stock of the Company, but does not purport to be complete or to give full effect to the provisions of statutory or common law, and is subject in all respects to the applicable provisions of the Certificate of Incorporation.

COMMON STOCK

     The Company is authorized by its Certificate of Incorporation to issue 100,000,000 shares of Common Stock, of which 58,095,599 shares were issued and outstanding as of December 31, 1993.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights. Subject to the rights of holders of any Preferred Shares, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Shares. Holders of Common Stock have no preemptive, conversion or redemption rights. All outstanding shares of Common Stock are duly and validly issued, fully paid and nonassessable.

PREFERRED STOCK

     General. The Board of Directors has the authority (without action by the stockholders) to issue the authorized and unissued Preferred Shares in one or more classes or one or more series within any class thereof and to determine the voting rights (including the right to vote as a class of series on particular matters and elect directors in certain circumstances), preferences, conversion, liquidation, dividend, and other rights of each such series. A total of 1,938,295 Preferred Shares were designated as Series A Shares in connection with the June 1993 offering of $.65 Depositary Shares.

     The $.65 Depositary Shares and Series A Shares. Each $.65 Depositary Share represents ownership of one-tenth of a Series A Share deposited with The First National Bank of Boston, as depositary, and entitles the owner to all of the powers, preferences and rights of the Series A Shares represented thereby (including the dividend, voting, liquidation and other rights thereof). The Series A Shares are Preferred Shares and rank senior as to dividends and in liquidation to the Company's Common Stock. The $.65 Depositary Shares convert automatically into shares of Common Stock (upon the automatic conversion of the Series A Shares) on June 30, 1996 (the "Mandatory Series A Conversion Date") or earlier in the event of certain mergers, consolidations or similar extraordinary transactions involving the Company. In addition, the Company has the option to call the $.65 Depositary Shares (by calling the Series A Shares) for redemption, in whole or in part, at any time or from time to time prior to the Mandatory Series A Conversion Date, at the prescribed call price payable in shares of Common Stock, plus an amount in cash equal to all accrued and unpaid dividends payable with respect to such $.65 Depositary Shares.

                    If the $.65 Depositary Shares are not redeemed or converted prior to the Mandatory Series A Conversion Date, the owners of $.65 Depositary Shares will receive one share of Common Stock for each $.65 Depositary Share (subject to adjustment for stock splits and certain other events) on the Mandatory Series A Conversion Date. Although not obligated to do so, the Company may be expected to call the $.65 Depositary Shares (by calling the Series A Shares) prior to the Mandatory Series A Conversion Date if the market price for the Common Stock exceeds the call price for the $.65 Depositary Shares, in which event owners of $.65 Depositary Shares will receive less than one share of Common Stock for each $.65 Depositary Share. The $.65 Depositary Shares are not convertible into Common Stock at the option of holders thereof.

     Dividends. The owners of $.65 Depositary Shares are entitled to receive (when, as and if the Board of Directors declares dividends on the Series A Shares) cumulative preferential cash dividends at the rate of $.65 per annum or $.1625 per quarter for each of the $.65 Depositary Shares, payable quarterly in arrears on the last day of each March, June, September and December, or, if any such date is not a business day, on the next succeeding day that is a business day. Dividends cease to accrue in respect of the $.65 Depositary Shares on the earliest of (i) the day immediately prior to the Mandatory Series A Conversion Date, (ii) the day immediately prior to the effective date of a merger, consolidation or similar extraordinary transaction that results in an automatic conversion (as described below) and (iii) the day immediately prior to the date of redemption of any such shares. Except as otherwise set forth in the Certificate of Designations governing the Series A Shares, accumulated unpaid dividends do not bear interest.

     Mandatory Conversion. On the Mandatory Series A Conversion Date, each outstanding $.65 Depositary Share will convert automatically (upon the automatic conversion of the Series A Shares) into one share of Common Stock (subject to adjustment in the event of certain stock dividends or distributions, subdivisions, splits, combinations, reclassifications, issuances of certain rights or warrants or distributions of certain assets with respect to the Common Stock), and the right to receive an amount in cash equal to all accrued and unpaid dividends payable with respect to such $.65 Depositary Share to and including the day immediately prior to the Mandatory Series A Conversion Date. The Company has the right to call a portion or all of the outstanding $.65 Depositary Shares (by calling the Series A Shares) prior to the Mandatory Series A Conversion Date as described below.

                    In addition, immediately prior to the effectiveness of a merger, consolidation or similar extraordinary transaction involving the Company (other than a KACC Merger Event (as defined below)) that results in the conversion or exchange of the Common Stock into, or results in the holders of Common Stock having the right to receive, other securities or other property (whether of the Company or any other entity) (any such merger, consolidation or similar extraordinary transaction, a "Merger or Consolidation Event"), each outstanding $.65 Depositary Share will automatically convert (upon the automatic conversion of the Series A Shares) into (i) one share of Common Stock, subject to adjustment in certain events, plus (ii) the right to receive an amount in cash equal to the accrued and unpaid dividends payable with respect to such $.65 Depositary Share to and including the day immediately prior to the effective date of such Merger or Consolidation Event, plus (iii) the right to receive an amount in cash equal to $1.95 as of June 30, 1993, declining by $.0018 on each day thereafter (computed on the basis of a 360-day year of twelve 30-day months) to $.114 on April 30, 1996, and equal to zero thereafter. The Company may, at its option, deliver, in lieu of some or all of the cash consideration described in clauses (ii) and (iii) of the immediately preceding sentence, shares of Common Stock. The number of shares of Common Stock to be delivered in lieu of any cash consideration described in such clauses (ii) and (iii) will be determined by dividing the amount of cash consideration that the Company has elected to deliver in Common Stock by the Current Market Price (as defined) per share of the Common Stock determined as of the second trading day immediately preceding the Notice Date (as defined).

     Right to Call for Redemption. At any time or from time to time prior to the Mandatory Series A Conversion Date, the Company may call, in whole or in part, the outstanding $.65 Depositary Shares (by calling the Series A Shares) for redemption at a call price per $.65 Depositary Share initially equal to $12.46 as of June 30, 1993, declining by $.0018 on each day thereafter (computed on the basis of a 360-day year of twelve 30-day months) to $10.624 on April 30, 1996, and equal to $10.51 thereafter, payable in shares of Common Stock having an aggregate Current Market Price equal to such call price, plus an amount in cash equal to accrued and unpaid dividends payable with respect to such $.65 Depositary Shares, to and including the day immediately prior to the date of redemption.

     Liquidation Rights. The Series A Shares rank senior in right and priority of payment to the Common Stock upon liquidation. Subject to the terms of any stock ranking senior to, or on a parity with, the Series A Shares, the liquidation preference applicable to each $.65 Depositary Shares (based on the liquidation preference of the Series A Shares) is an amount equal to the sum of
(i) $7.25 and (ii) an amount equal to all accrued and unpaid dividends payable with respect to such $.65 Depositary Shares.

     Voting Rights. Holders of $.65 Depositary Shares (based on the voting rights of the Series A Shares) have one vote for each $.65 Depositary Share held of record and, except as required by law, are entitled to vote with the holders of Common Stock on all matters submitted to a vote of common stockholders. In addition, subject to certain exceptions, the affirmative vote of two-thirds of the Series A Shares actually voting (voting separately as a class) is required to permit the Company to (i) issue any class or series of stock ranking senior to the Series A Shares as to dividends or upon liquidation, (ii) modify the terms of a certain intercompany note (which provides funds to the Company to enable the Company to make dividend payments on the Series A Shares) in a manner that materially adversely affects the Company as the holder of such intercompany note or the holders of the Series A Shares, (iii) amend its Certificate of Incorporation in a manner that materially adversely affects the holders of the Series A Shares, or (iv) consummate a merger or consolidation of the Company with KACC (a "KACC Merger Event") if (a) each outstanding Series A Share, upon the effectiveness of the KACC Merger Event, neither remains outstanding nor is converted into one share of preferred stock of the surviving corporation ("KACC Preferred Stock") identical as near as practicable to a Series A Share, (b) such shares of KACC Preferred Stock (if issued in the KACC Merger Event) are not to be deposited with a bank or trust company upon or prior to the effectiveness of the KACC Merger Event, or (c) the covenants in the debt instruments of the surviving corporation of the KACC Merger Event, at the time of the KACC Merger, prohibit the payment of any of the dividends on the Series A Shares or the KACC Preferred Stock, as the case may be, in accordance with the terms thereof through and including the day immediately prior to the Mandatory Series A Conversion Date. In the event that dividends payable on the Series A Shares are in arrears in an aggregate amount equivalent six full quarterly dividends, the holders of the outstanding Series A Shares are entitled to elect, together with the holders of all classes or series of stock ranking on a parity with the Series A Shares in respect of dividends and upon which like voting rights in the event of a dividend default with respect thereto have been conferred and are exercisable, voting separately as a class, two directors of the Company.

                                  UNDERWRITING

     The Underwriters named below, acting through Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), have severally agreed, subject to the terms and conditions of the Purchase Agreement with the Company, to purchase from the Company the number of shares of PRIDES set forth below opposite their respective names. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement. The Underwriters are committed to purchase all of such shares of PRIDES if any are purchased. The shares of PRIDES are offered subject to receipt and acceptance by the Underwriters and certain other conditions, including the right to reject orders in whole or in part.

                                                                           NUMBER OF
                                         UNDERWRITERS                        SHARES
                                                                           ----------
        Merrill Lynch, Pierce, Fenner & Smith............................
                     Incorporated
        Bear, Stearns & Co. Inc..........................................
        Donaldson, Lufkin & Jenrette Securities Corporation..............
        PaineWebber Incorporated.........................................
        Salomon Brothers Inc.............................................
                                                                           ----------
                     Total...............................................  8,000,000
                                                                           ----------
                                                                           ----------

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an additional 1,200,000 shares of PRIDES to cover over-allotments, if any, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of PRIDES to be purchased by it shown in the foregoing table is of the 8,000,000 shares of PRIDES initially offered hereby.

     The Underwriters have advised the Company that they propose to offer the shares of PRIDES to the public at the offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not
in excess of $     per share. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of $     per share on sales to certain other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has agreed that during a period of 90 days from the date of the Prospectus, the Company will not, without the prior written consent of Merrill Lynch, directly or indirectly, offer to sell, sell, grant any option for the sale of, or otherwise issue or dispose of any shares of PRIDES, $.65 Depositary Shares, Series A Shares or Common Stock, or any securities similar thereto, or any security convertible into or exchangeable or exercisable for any such securities or any such similar securities, except (i) offers to sell and sales to the Underwriters pursuant to the offering, (ii) the issuance of a certain number of shares of Common Stock pursuant to employee benefit arrangements of the Company and (iii) the issuance of Common Stock upon the conversion or redemption of Series A Shares or shares of PRIDES. In addition, MAXXAM has agreed that it will not, and it will not permit any of its subsidiaries (other than the Company and its subsidiaries) (each, a "MAXXAM Subsidiary") to, without the prior written consent of Merrill Lynch, directly or indirectly, offer to sell, sell, grant any option for the sale of or otherwise dispose of any (a) shares of PRIDES or Common Stock, or any security (other than $.65 Depository Shares and Series A Shares) convertible into or exchangeable or exercisable for such securities, during a period of 180 days from the date of this Prospectus, and (b) $.65 Depositary Shares or Series A Shares during a period of 90 days from the date of the Prospectus except that, in each case, MAXXAM or any MAXXAM Subsidiary may pledge or otherwise encumber, shares of PRIDES, $.65 Depositary Shares, Series A Shares or Common Stock, as the case may be, to unaffiliated persons or entities solely in connection with financing activities of MAXXAM or its subsidiaries and MAXXAM or any MAXXAM Subsidiary may transfer, shares of PRIDES, $.65 Depositary Shares, Series A Shares or Common Stock, as the case may be, to MAXXAM or any MAXXAM Subsidiary.

     The Underwriters for this offering of shares of PRIDES are also acting as underwriters for the offering of Senior Notes and will receive underwriting discounts and commissions in connection therewith. The

Underwriters for the PRIDES Offering also acted as underwriters in connection with the public offering of the $.65 Depositary Shares and received underwriting discounts and commissions in connection therewith.

     Donaldson, Lufkin & Jenrette Securities Corporation and Bear, Stearns & Co. Inc. acted as underwriters in connection with the public offering by MAXXAM Group, a subsidiary of MAXXAM, of $100,000,000 aggregate principal amount of MAXXAM Group's 11 1/4% Senior Secured Notes due 2003 and $126,720,000 aggregate principal amount of MAXXAM Group's 12 1/4% Senior Secured Discount Notes due 2003 for which they received underwriting discounts and commissions.

     Donaldson, Lufkin & Jenrette Securities Corporation and Salomon Brothers Inc acted as underwriters in connection with the public offering by (i) The Pacific Lumber Company ("Pacific Lumber"), an indirect subsidiary of MAXXAM, of $235.0 million aggregate principal amount of Pacific Lumber's 10 1/2% Senior Notes due 2003 for which they received underwriting discounts and commissions and (ii) Scotia Pacific Holding Company ("Scotia Pacific"), a wholly owned subsidiary of Pacific Lumber, of $385.0 million aggregate principal amount of Scotia Pacific's 7.95% Timber Collateralized Notes due 2015 for which they also received underwriting discounts and commissions.

     There is no existing market for the shares of PRIDES. Application will be made to list the shares of PRIDES and the Common Stock issuable in respect thereof on the NYSE. Future trading prices for the shares of PRIDES will depend on many factors, including, among other things, the Company's operating results, the market for similar securities and the trading price of the Company's $.65 Depositary Shares and Common Stock.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The legality of the shares of PRIDES and the Common Stock issuable in respect thereof will be passed upon for the Company by Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, New York, New York. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, New York, New York. Kramer, Levin, Naftalis, Nessen, Kamin & Frankel performs legal services for MAXXAM and its subsidiaries. Ezra G. Levin is a partner of that firm and is a director of the Company, KACC, MAXXAM and certain of MAXXAM's other subsidiaries as well as a trustee of Federated.

                                    EXPERTS

     The consolidated financial statements and schedules for the years ended December 31, 1992, 1991 and 1990 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
                             AUDITED FINANCIAL STATEMENTS
KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
  Report of Independent Public Accountants............................................   F-2
  Consolidated Balance Sheets at December 31, 1992 and 1991...........................   F-3
  Statements of Consolidated Income for the Years Ended December 31, 1992, 1991 and
     1990.............................................................................   F-4
  Statements of Consolidated Cash Flows for the Years Ended December 31, 1992, 1991
     and 1990.........................................................................   F-5
  Notes to Consolidated Financial Statements..........................................   F-6
                            UNAUDITED FINANCIAL STATEMENTS
KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
  Consolidated Balance Sheets at September 30, 1993 and December 31, 1992.............  F-24
  Statements of Consolidated Income (Loss) for the Nine Months Ended September 30,
     1993 and 1992....................................................................  F-25
  Statements of Consolidated Cash Flows for the Nine Months Ended September 30, 1993
     and 1992.........................................................................  F-26
  Notes to Interim Consolidated Financial Statements..................................  F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Kaiser Aluminum Corporation:

     We have audited the accompanying consolidated balance sheets of Kaiser Aluminum Corporation (a Delaware corporation) and subsidiaries as of December 31, 1992 and 1991, and the related statements of consolidated income and cash flows for each of the three years in the period ended December 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaiser Aluminum Corporation and subsidiaries as of December 31, 1992 and 1991, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1992, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN & CO.

Houston, Texas
February 8, 1993

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS
                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)


                                 ASSETS

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1992        1991
                                                                           --------    --------
Current assets:
  Cash and cash equivalents.............................................   $   19.1    $   15.8
  Receivables:
     Trade, less allowance for doubtful receivables of $3.0 in 1992
       and $4.8 in 1991.................................................      174.0       163.9
     Other..............................................................       96.0        54.9
  Inventories...........................................................      439.9       498.6
  Prepaid expenses and other current assets.............................       37.0        84.0
                                                                           --------    --------
     Total current assets...............................................      766.0       817.2
Investments in and advances to unconsolidated affiliates................      150.1       161.9
Property, plant, and equipment -- net...................................    1,066.8     1,014.5
Other assets............................................................      115.9       140.5
                                                                           --------    --------
     Total..............................................................   $2,098.8    $2,134.1
                                                                           --------    --------
                                                                           --------    --------
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................................   $  136.6    $  141.8
  Accrued interest......................................................        4.6         4.9
  Accrued salaries, wages, and related expenses.........................       84.4        76.2
  Other accrued liabilities.............................................      111.0       232.4
  Payable to affiliates.................................................       78.4        87.1
  Short-term borrowings.................................................        4.8         6.3
  Long-term debt -- current portion.....................................       25.9        26.3
                                                                           --------    --------
     Total current liabilities..........................................      445.7       575.0
Long-term liabilities...................................................      217.9       212.9
Long-term debt..........................................................      765.1       681.5
Minority interests......................................................      104.9       108.9
Stockholders' equity:
  Preferred stock, par value $.05, authorized 20,000,000 shares;
     no shares issued or outstanding
  Common stock, par value $.01, authorized 100,000,000 shares;
     issued 57,327,279 and 57,250,000 shares in 1992 and 1991...........         .6          .6
  Additional capital....................................................      288.5       287.9
  Retained earnings.....................................................      276.1       267.3
                                                                           --------    --------
     Total stockholders' equity.........................................      565.2       555.8
                                                                           --------    --------
     Total..............................................................   $2,098.8    $2,134.1
                                                                           --------    --------
                                                                           --------    --------

The accompanying notes to consolidated financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                       STATEMENTS OF CONSOLIDATED INCOME
                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                     YEAR ENDED DECEMBER 31,
                                                                 --------------------------------
                                                                   1992        1991        1990
                                                                 --------    --------    --------
Net sales.....................................................   $1,909.1    $2,000.8    $2,095.0
                                                                 --------    --------    --------
  Costs and expenses:
     Cost of products sold....................................    1,619.3     1,594.2     1,525.2
     Depreciation.............................................       80.3        73.2        70.5
     Selling, administrative, research and development, and
       general................................................      119.6       117.4       123.2
                                                                 --------    --------    --------
       Total costs and expenses...............................    1,819.2     1,784.8     1,718.9
                                                                 --------    --------    --------
Operating income..............................................       89.9       216.0       376.1
Other income (expense):
  Interest and other income...................................       20.9        20.3        17.6
  Interest expense............................................      (78.7)      (93.9)      (96.6)
                                                                 --------    --------    --------
Income before income taxes and minority interests.............       32.1       142.4       297.1
Provision for income taxes....................................       (5.3)      (32.4)      (75.6)
Minority interests............................................         .1        (1.6)       (7.8)
                                                                 --------    --------    --------
Net income....................................................   $   26.9    $  108.4    $  213.7
                                                                 --------    --------    --------
                                                                 --------    --------    --------
Net income per common share...................................   $    .47    $   2.03    $   4.27
                                                                 --------    --------    --------
                                                                 --------    --------    --------

The accompanying notes to consolidated financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31,
                                                                      --------------------------
                                                                       1992      1991      1990
                                                                      ------    ------    ------
                                                                       (IN MILLIONS OF DOLLARS)
Cash flows from operating activities:
  Net income.......................................................   $ 26.9    $108.4    $213.7
  Adjustments to reconcile net income to net cash provided
     by operating activities:
       Depreciation................................................     80.3      73.2      70.5
       Amortization of deferred financing costs and discount
          on long-term debt........................................     11.5      10.7      10.4
       Minority interests..........................................      (.1)      1.6       7.9
       Increase in accrued income taxes............................      3.5      10.1      32.9
       Equity in losses of unconsolidated affiliates...............      1.9      19.5      14.6
       Recognition of previously deferred income from a forward
          alumina sale.............................................    (25.7)    (42.0)    (95.1)
       (Increase) decrease in receivables..........................    (57.8)     (2.5)     43.2
       Decrease (increase) in inventories, prepaid expenses, and
        other current assets.......................................     66.3     (13.0)    (48.0)
       Decrease in accounts payable, payable to affiliates, and
          accrued liabilities......................................    (93.9)    (29.6)    (30.2)
       Other.......................................................     13.4      (1.4)    (27.3)
                                                                      ------    ------    ------
          Net cash provided by operating activities................     26.3     135.0     192.6
Cash flows from investing activities:
  Net proceeds from disposition of property and investments........     26.1       8.8      16.2
  Capital expenditures.............................................   (114.4)   (118.1)   (115.1)
                                                                      ------    ------    ------
          Net cash used for investing activities...................    (88.3)   (109.3)    (98.9)
Cash flows from financing activities:
  Repayments of long-term debt, including revolving credit.........   (221.4)   (533.3)   (516.3)
  Borrowings of long-term debt, including revolving credit.........    303.8     575.9     386.8
  Net short-term (payments) borrowings.............................     (1.5)      6.7
  Borrowing (prepayment) of notes to parent........................      2.5    (100.2)
  Dividends paid...................................................    (11.4)    (55.7)
  Capital stock issued.............................................       .6      93.2
  Redemption of minority interests preference stock................     (7.3)    (20.4)    (35.4)
                                                                      ------    ------    ------
          Net cash provided by (used for) financing activities.....     65.3     (33.8)   (164.9)
Net increase (decrease) in cash and cash equivalents during the
  year.............................................................      3.3      (8.1)    (71.2)
Cash and cash equivalents at beginning of year.....................     15.8      23.9      95.1
                                                                      ------    ------    ------
Cash and cash equivalents at end of year...........................   $ 19.1    $ 15.8    $ 23.9
                                                                      ------    ------    ------
                                                                      ------    ------    ------
Supplemental disclosure of cash flow information:
  Interest paid, net of capitalized interest.......................   $ 68.1    $ 81.7    $ 86.0
  Income taxes paid................................................      1.8      20.9      39.2
  Tax allocation payments to MAXXAM................................     28.0      39.1       5.7
Supplemental disclosure of non-cash financing activities:
  Contribution to capital of notes payable to parent together with
     accrued interest..............................................             $ 53.9

The accompanying notes to consolidated financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the statements of Kaiser Aluminum Corporation ("Kaiser" or the "Company") and its majority-owned subsidiaries. Investments in 50%-or-less-owned entities are accounted for primarily by the equity method. Intercompany balances and transactions are eliminated. The Company is an indirect subsidiary of MAXXAM Inc. ("MAXXAM"), and conducts its operations through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"). Certain reclassifications of prior year information were made to conform to the current presentation.

  Cash and Cash Equivalents

     The Company considers only those short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

  Inventories

     Substantially all product inventories are stated at last-in, first-out ("LIFO") cost, not in excess of market. Replacement cost is not in excess of LIFO cost. Other inventories, principally operating supplies and repair and maintenance parts, are stated at the lower of average cost or market. Inventory costs consist of material, labor, and manufacturing overhead, including depreciation. Inventories consist of the following:

                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1992       1991
                                                                     ------     ------
        Finished fabricated products..............................   $ 91.2     $ 95.6
        Primary aluminum and work in process......................    128.7      184.4
        Bauxite and alumina.......................................    107.4      111.5
        Operating supplies and repair and maintenance parts.......    112.6      107.1
                                                                     ------     ------
                                                                     $439.9     $498.6
                                                                     ------     ------
                                                                     ------     ------

     The Company recorded a pre-tax charge of approximately $29.0 in the fourth quarter of 1992 because of a reduction in the carrying value of its inventories caused principally by prevailing lower prices for alumina, primary aluminum, and fabricated products of $18.8, and a LIFO inventory liquidation of $10.2.

  Depreciation

     Depreciation is computed principally by the straight-line method at rates based upon the estimated useful lives of the various classes of assets. The principal estimated useful lives by class of assets are:

        Land improvements..........................................      8 to 25 years
        Buildings..................................................     15 to 45 years
        Machinery and equipment....................................     10 to 22 years

  Recognition of Certain Sales

     In 1989, KACC entered into a forward alumina sales transaction to sell forward alumina at fixed prices through 1992. A portion of the selling price was received in the form of an initial payment of approximately $179.9, which approximately equaled the expected cash profit margin for the sale, discounted to present value. The initial payment has been recognized as revenue as the alumina was delivered. At December 31, 1992, substantially all of the initial payment has been recognized as revenue.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  Other Income

     Included in other income in 1992 are approximately $14.0 of pre-tax income for non-recurring adjustments to previously recorded liabilities and reserves in the fourth quarter. Included in interest and other income in 1991 is the receipt of a $12.0 fee in the first quarter from the Company's minority partner in consideration for the execution of an expansion agreement for the Alumina Partners of Jamaica ("Alpart") alumina refinery. The agreement provides for a program of expansion and modernization of Alpart at the existing ownership interest of 65% for KACC and 35% for KACC's minority partner. The prior expansion agreement provided for expansion rights of 75% for KACC and 25% for KACC's minority partner.

  Futures Contracts and Options

     The Company periodically enters into forward foreign exchange, commodity futures, and commodity option contracts, which are primarily accounted for as hedges of its revenues and costs. The gains and losses on these contracts are reflected in earnings concurrently with the hedged revenues or costs. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the transactions. At December 31, 1992, the Company has contracts to purchase $18.3 of pounds sterling and $8.4 of Australian dollars at various fixed rates expiring on various dates through December 31, 1993.

     The Company is entitled to withdraw the excess of current market value over the premiums paid on certain commodity option contracts. These withdrawals were $3.7 and $70.0 at December 31, 1992 and 1991, respectively, and are included in other accrued liabilities.

  Deferred Financing Costs

     Costs incurred to obtain financing are deferred and amortized over the estimated term of the related borrowing.

  Foreign Currency

     The Company uses the United States dollar as the functional currency for its foreign operations.

  Fair Value of Financial Instruments

     Unless otherwise disclosed, the carrying amount of all financial instruments is a reasonable estimate of fair value.

  Net Income per Common Share

     Net income per share calculations for 1992 and 1991 were based on the 57,250,423 and 53,297,260 weighted average number of common shares, respectively. During the year ended December 31, 1990, the Company's common stock was not publicly traded, and there were no common stock equivalents outstanding. Earnings per share calculation for that year was based on 50,000,000 shares issued.

2. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

     Summary combined financial information is provided below for unconsolidated aluminum investments, most of which supply and process raw materials. The investees are Queensland Alumina Limited ("QAL") (28.3% owned), Anglesey Aluminium Limited ("Anglesey") (49.0% owned), and Kaiser Jamaica Bauxite Company (49.0% owned). The equity in earnings (losses) before income taxes of such operations are treated as a reduction (increase) in cost of products sold. At December 31, 1992 and 1991, KACC's net receivables from these affiliates were not material.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  Summary of Combined Financial Position

                                                                       DECEMBER 31,
                                                                    ------------------
                                                                     1992        1991
                                                                    ------      ------
        Current assets............................................  $295.0      $286.9
        Property, plant, and equipment -- net.....................   389.4       411.0
        Other assets..............................................    49.9        53.4
                                                                    ------      ------
               Total assets.......................................  $734.3      $751.3
                                                                    ------      ------
                                                                    ------      ------
        Current liabilities.......................................  $132.8      $156.7
        Long-term debt............................................   275.0       264.2
        Other liabilities.........................................    20.0        30.7
        Stockholders' equity......................................   306.5       299.7
                                                                    ------      ------
               Total liabilities and stockholders' equity.........  $734.3      $751.3
                                                                    ------      ------
                                                                    ------      ------

  Summary of Combined Operations

                                                                  DECEMBER 31,
                                                         ------------------------------
                                                          1992        1991        1990
                                                         ------      ------      ------
        Net sales......................................  $586.6      $589.0      $569.0
        Costs and expenses.............................  (586.7)     (630.7)     (565.4)
        Provision for income taxes.....................     6.9         9.5         4.0
                                                         ------      ------      ------
        Net income (loss)..............................  $  6.8      $(32.2)     $  7.6
                                                         ------      ------      ------
                                                         ------      ------      ------
        Company equity in losses.......................  $ (1.9)     $(19.5)     $(12.8)
                                                         ------      ------      ------
                                                         ------      ------      ------

     The Company's equity in losses differs from the summary net income (loss) due to various percentage ownerships in the entities and equity method accounting adjustments.

     At December 31, 1992, KACC's investment in its unconsolidated affiliates exceeded its equity in their net assets by approximately $49.8. The Company is amortizing this amount over a 12-year period, which results in an annual amortization charge of approximately $7.6.

     The Company and its affiliates have interrelated operations. The Company provides some of its affiliates with services such as financing, management, and engineering. Significant activities with affiliates include the acquisition and processing of bauxite, alumina, and primary aluminum. Purchases from these affiliates were $219.4, $238.7, and $228.2 in the years ended December 31, 1992, 1991, and 1990, respectively. No dividends were received from investees in the three years ended December 31, 1992.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

3. PROPERTY, PLANT, AND EQUIPMENT

     The major classes of property, plant, and equipment are as follows:

                                                                      DECEMBER 31,
                                                                  ---------------------
                                                                    1992         1991
                                                                  --------     --------
        Land and improvements..................................   $  123.8     $   83.2
        Buildings..............................................      164.1        141.1
        Machinery and equipment................................    1,010.7        925.7
        Construction in progress...............................       70.3         87.5
                                                                  --------     --------
                                                                   1,368.9      1,237.5
        Accumulated depreciation...............................      302.1        223.0
                                                                  --------     --------
        Property, plant, and equipment -- net..................   $1,066.8     $1,014.5
                                                                  --------     --------
                                                                  --------     --------

4. LONG-TERM DEBT

     Long-term debt and its maturity schedule are as follows:

                                                                                                               DECEMBER 31,
                                                                                                   1998      ----------------
                                                                                                    AND       1992      1991
                                                       1993      1994     1995    1996    1997     AFTER     TOTAL     TOTAL
                                                       -----    ------    ----    ----    ----    -------    ------    ------
1989 Credit Agreement (6.07% at December 31, 1992)
Revolving Credit Facility...........................            $290.0                                       $290.0    $205.0
Term Loan...........................................   $18.3      18.3                                         36.6      55.0
Pollution Control and Economic Development
  Facilities Obligations (fixed and variable
  rates)............................................      .9       1.1    $1.2    $1.2    $1.2    $  34.4      40.0      20.8
14 1/4% Senior Subordinated Notes...................                                                320.5     320.5     319.8
Alpart CARIFA Loan..................................                                                 60.0      60.0      60.0
Alpart Term Loan (8.95%)............................     6.2       6.3     6.2     6.3     6.3                 31.3      37.5
Other Borrowings (fixed and variable rates).........      .5        .7      .7     1.3     1.4        8.0      12.6       9.7
                                                       -----    ------    ----    ----    ----    -------    ------    ------
        Total.......................................   $25.9    $316.4    $8.1    $8.8    $8.9    $ 422.9     791.0     707.8
                                                       -----    ------    ----    ----    ----    -------
                                                       -----    ------    ----    ----    ----    -------
Less current portion................................                                                           25.9      26.3
                                                                                                             ------    ------
Long-term debt......................................                                                         $765.1    $681.5
                                                                                                             ------    ------
                                                                                                             ------    ------

  The 1989 Credit Agreement

     The Company and KACC entered into a credit agreement with a syndicate of commercial banks and other financial institutions (the "Banks") pursuant to the terms of which the Banks agreed to extend to KACC credit facilities in an aggregate principal amount of approximately $722.0 (as amended, "the 1989 Credit Agreement"). The obligations of KACC in respect of the credit facilities are guaranteed by Kaiser, and by a number of wholly owned subsidiaries of KACC, which, among other things, together directly own the Company's interest in Alpart and QAL. Loans under the 1989 Credit Agreement bear an annual interest rate, at KACC's election from time to time, equal to (i) the Reference Rate (prime) plus 1 1/2%, (ii) the CD Rate plus 2 5/8%, or (iii) the LIBO Rate plus
2 1/2%. All interest rates and fees are subject to a reduction or increase of
 1/2% per annum, on a non-cumulative basis, depending upon KACC's interest coverage ratio, determined quarterly. As of December 31, 1992, the interest coverage ratio permitted no reduction or increase in interest rates and fees.

     The 1989 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on KACC's ability to, among other things, incur debt and liens, make investments, pay dividends,

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

undertake transactions with affiliates, make capital expenditures, and enter into unrelated lines of business. Payment of dividends by KACC to Kaiser is subject to meeting certain conditions. As of December 31, 1992, $20.6 was available for payment of dividends, although under the terms of the 1989 Credit Agreement, no more than $3.0 may be paid in any quarter. The 1989 Credit Agreement requires KACC to prepay certain outstanding amounts from proceeds from Asset Dispositions, as defined, and to prepay certain amounts outstanding in an amount equal to 50% of Excess Cash Flow, as defined, for each fiscal year ending on or after December 31, 1990. The 1989 Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants; (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks, and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all the stock of KACC owned by Kaiser; and (iv) pledges of all of the stock of a number of KACC's wholly owned subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries, and pledges of a portion of the stock of certain partially owned foreign affiliates.

     The 1989 Credit Agreement comprises the following:

        Revolving Credit Facility -- The five-year Revolving Credit Facility provides for loans not to exceed the lesser of $350.0 or a borrowing base relating to the amount of eligible accounts receivable and eligible inventory of KACC and certain of its subsidiaries. Up to $50.0 of availability under the Revolving Credit Facility may be used for letters of credit. During each year the Revolving Credit Facility is outstanding, KACC is required to maintain $50.0 in unutilized capacity for a minimum of thirty consecutive days. As of December 31, 1992, $24.0 (of which $14.0 may be used for letters of credit) was available to KACC under the Revolving Credit Facility.

        Term Loan -- The five-year Term Loan was originally to be repaid in ten equal semi-annual installments, commencing May 31, 1990. Following an amendment, the 1989 Credit Agreement requires, among other things, the mandatory prepayment, no later than July 29, 1993, of all amounts outstanding under the Term Loan.

     The Company expects that it will be able to satisfy its debt service and capital expenditures requirements through at least March 31, 1994, from cash flows generated by operations and, to the extent necessary, from borrowings under the revolving credit facility of the 1989 Credit Agreement. The Company believes that it will be able to renegotiate and/or refinance the 1989 Credit Agreement as necessary prior to its expiration.

  Gramercy Revenue Bonds

     In December 1992, KACC entered into an installment sale agreement (the "Sale Agreement") with the Parish of St. James, Louisiana (the "Louisiana Parish"), pursuant to which the Louisiana Parish issued $20.0 aggregate principal amount of its 7 3/4% Bonds due August 1, 2022 (the "Bonds") to finance the construction of certain solid waste disposal facilities at KACC's Gramercy plant. The proceeds from the sale of the Bonds were deposited into a construction fund and may be withdrawn, from time to time, pursuant to the terms of the Sale Agreement and the Bond indenture. At December 31, 1992, $17.4 remained in the construction fund. The Sale Agreement requires KACC to make payments to the Louisiana Parish in installments due on the dates and in the amounts required to permit the Louisiana Parish to satisfy all of its payment obligations under the Bonds.

  Senior Subordinated Notes

     On February 1, 1993, KACC issued $400.0 of 12 3/4% Senior Subordinated Notes due 2003 (the "12 3/4% Notes"). The net proceeds from the sale of the 12 3/4% Notes were used to retire the 14 1/4% Senior Subordinated Notes due 1995 (the "14 1/4% Notes"), to prepay $18.0 of the Term Loan, and to reduce outstanding borrowings under the Revolving Credit Facility. These transactions will result in a pre-tax

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

extraordinary loss of approximately $33.0 in the first quarter of 1993, consisting primarily of the write-off of unamortized discount and deferred financing costs related to the 14 1/4% Notes and the tender premium on the 14 1/4% Notes.

     The obligations of KACC with respect to the 12 3/4% Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. The indenture governing the 12 3/4% Notes contains, among other things, restrictions on the ability of KACC and its subsidiaries to incur debt, undertake transactions with affiliates, and pay dividends.

  Alpart CARIFA Loan

     In December 1991, Alpart entered into a loan agreement with the Caribbean Basin Projects Financing Authority ("CARIFA") under which CARIFA loaned Alpart the proceeds from the issuance of CARIFA's industrial revenue bonds. The terms of the loan parallel the bonds' repayment terms. The $38.0 aggregate principal amount of Series A bonds matures on June 1, 2008. The Series A bonds bear interest at a floating rate of 87% of the applicable LIBID rate (LIBOR less 1/8 of 1%) on $37.5 of the principal amount (3.4% at December 31, 1992) with the remaining $.5 bearing interest at a fixed rate of 6.35%. The $22.0 aggregate principal amount of Series B bonds matures on June 1, 2007, and bears interest at a fixed rate of 8.25%.

     Proceeds from the sale of the bonds were used by Alpart to refinance interim loans from the partners in Alpart, to pay eligible project costs for the expansion and modernization of its alumina refinery and related port and bauxite mining facilities, and to pay certain costs of issuance. Under the terms of the loan agreement, Alpart must remain a qualified recipient for Caribbean Basin Initiative funds as defined in applicable laws. Alpart has agreed to indemnify bondholders of CARIFA for certain tax payments that could result from events, as defined, that adversely affect the tax treatment of the interest income on the bonds. Alpart's obligations under the loan agreement are secured by a $64.2 letter of credit guaranteed by the partners in Alpart (of which $22.5 is guaranteed by the Company's minority partner in Alpart).

  Capitalized Interest

     Interest capitalized in 1992, 1991, and 1990 was $4.4, $4.2, and $8.9, respectively.

  Restricted Net Assets of Subsidiary

     At December 31, 1992, certain debt instruments restricted the ability of KACC to transfer assets, make loans and advances, and pay dividends to the Company. The restricted net assets of KACC totaled $547.8 at December 31, 1992.

  Fair Value Disclosure

     The fair value of the Company's long-term debt at December 31, 1992, is as follows:

        -- The estimated fair value of the 14 1/4% Notes is the amount used to retire the 14 1/4% Notes in February 1993, or $347.8.

        -- The fair value of all other long-term debt is estimated to be $459.0 based upon discounting the future cash flows using the current rate for debt of similar maturities and terms.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

5. INCOME TAXES

     Income (loss) before income taxes and minority interests is as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                                ----------------------------
                                                                 1992       1991       1990
                                                                ------     ------     ------
    Domestic.................................................   $(77.6)    $ 16.2     $ 54.2
    Foreign..................................................    109.7      126.2      242.9
                                                                ------     ------     ------
              Total..........................................   $ 32.1     $142.4     $297.1
                                                                ------     ------     ------
                                                                ------     ------     ------

     The provision (credit) for income taxes consists of:

                                                      FEDERAL    FOREIGN    STATE      TOTAL
                                                      ------     ------     ------     ------
    1992 Current...................................   $  9.7     $ 11.4     $   .1     $ 21.2
          Deferred.................................    (13.1)      (3.3)        .5      (15.9)
                                                      ------     ------     ------     ------
              Total................................   $ (3.4)    $  8.1     $   .6     $  5.3
                                                      ------     ------     ------     ------
                                                      ------     ------     ------     ------
    1991 Current...................................   $ 25.3     $  8.9     $  1.1     $ 35.3
          Deferred.................................     (1.9)       1.4       (2.4)      (2.9)
                                                      ------     ------     ------     ------
              Total................................   $ 23.4     $ 10.3     $ (1.3)    $ 32.4
                                                      ------     ------     ------     ------
                                                      ------     ------     ------     ------
    1990 Current...................................   $ 18.7     $ 39.4     $  3.0     $ 61.1
          Deferred.................................     (4.6)      17.1        2.0       14.5
                                                      ------     ------     ------     ------
              Total................................   $ 14.1     $ 56.5     $  5.0     $ 75.6
                                                      ------     ------     ------     ------
                                                      ------     ------     ------     ------

     The deferred (credit) provision for income taxes results from the following timing differences:

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1992       1991       1990
                                                               ------      -----      -----
    Depreciation.............................................  $  5.4      $ 7.8      $ 8.4
    Undistributed earnings or losses of foreign and
      unconsolidated affiliates..............................   (12.3)     (12.4)      (3.3)
    Inventory costing differences............................    (5.5)       5.9         .6
    Revision of prior years' tax estimates...................    (2.9)      (8.7)
    Net federal and foreign tax loss and credit carryforwards
      utilized and other foreign tax items...................                 .9        9.4
    Other....................................................     (.6)       3.6        (.6)
                                                               ------      -----      -----
              Total..........................................  $(15.9)     $(2.9)     $14.5
                                                               ------      -----      -----
                                                               ------      -----      -----

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     A reconciliation between the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before income taxes and minority interests is as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                               1992       1991        1990
                                                               -----      -----      ------
    Amount of federal income tax based upon the statutory
      rate...................................................  $10.9      $48.4      $101.0
    Financial reporting/tax basis differences................    3.0       (6.4)      (10.9)
    Foreign taxes, net of federal tax benefit................     .4        (.2)       (3.2)
    Percentage depletion.....................................   (6.3)      (6.0)       (5.6)
    Revision of prior years' tax estimates...................   (2.9)      (8.7)
    Losses and expenses for which no federal benefit was
      recognized.............................................               3.8
    Other....................................................     .2        1.5        (5.7)
                                                               -----      -----      ------
    Provision for income taxes...............................  $ 5.3      $32.4      $ 75.6
                                                               -----      -----      ------
                                                               -----      -----      ------

     In the years ended December 31, 1992 and 1991, the Company has reversed $2.9 and $8.7 of previously established income tax reserves.

     The Company and its subsidiaries are included in the consolidated federal income tax return of MAXXAM. KACC and MAXXAM entered into a tax allocation agreement (the "KACC Tax Allocation Agreement") which became effective as of October 28, 1988. Under the terms of the KACC Tax Allocation Agreement, MAXXAM will compute the federal income tax liability for KACC and its subsidiaries (collectively, the "Subgroup") as if the Subgroup were a separate affiliated group of corporations which was never connected with MAXXAM. During 1991, the Company and MAXXAM entered into a tax allocation agreement (the "Company Tax Allocation Agreement") which became effective as of January 1, 1991. Under the terms of the Company Tax Allocation Agreement, MAXXAM will compute a tentative federal income tax liability for the Company as if it and its subsidiaries, including KACC and its subsidiaries, were a separate affiliated group of corporations which was never connected with MAXXAM. The federal income tax liability of the Company will be the difference between the tentative federal income tax liability and the liability computed under the KACC Tax Allocation Agreement. The 1989 Credit Agreement prohibits the payment by KACC to MAXXAM of any amount due under the KACC Tax Allocation Agreement until December 15, 1994.

     Income taxes are classified as either domestic or foreign, based on whether payment is made or due to the United States or a foreign country. Certain income classified as foreign is also subject to domestic income taxes.

     At December 31, 1992, the Company has approximately $1.8 of regular tax foreign tax credit carryforwards and approximately $31.5 of alternative minimum tax foreign tax credit carryforwards which expire through 1994. These tax attributes are available to reduce future federal tax provisions for financial

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

reporting purposes. The following table presents the Company's tax attributes for federal income tax purposes under the terms of the tax allocation agreements at December 31, 1992:

                                                                              EXPIRING
                                                                               THROUGH
                                                                             -----------
        Regular tax attribute carryforwards:
          Pre-acquisition net operating losses...................  $58.1        2003
          Pre-acquisition general business tax credits...........   55.9        2002
          Foreign tax credits....................................    4.5        1994
          Alternative minimum tax credits........................    3.1     Indefinite
        Alternative minimum tax attribute carryforwards:
          Pre-acquisition net operating losses...................   25.9        2003
          Foreign tax credits....................................    5.5        1994

     The above tax attributes are subject to various limitations.

     In February 1992, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). The Company elected to adopt SFAS 109 as of January 1, 1993. The cumulative effect of the change in accounting principle for the adoption of SFAS 109 will be recorded as a charge to operations and will reduce results of operations by approximately $2.0. The implementation of SFAS 109 will require the Company to restate certain assets and liabilities to their pre-tax amounts from their net-of-tax amounts originally recorded. The adoption of SFAS 109, including the restatement of certain assets and liabilities, will primarily result in an increase in the net carrying value of property, plant, and equipment, an increase in long-term liabilities, and an increase in deferred income tax liabilities. Concurrent with the adoption of SFAS 109, the Company will implement the change in accounting method for postretirement benefits as discussed in Note 6. This accounting method change will result in the recognition of a deferred tax asset of approximately $234.0. The Company believes that its ability to generate future taxable income will allow for the realization of this deferred tax asset.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

6. EMPLOYEE BENEFIT AND INCENTIVE PLANS

  Retirement Plans

     Retirement plans are non-contributory for salaried and hourly employees.

     Employee pension benefit plans status was:

                                                                    DECEMBER 31,
                                                    --------------------------------------------
                                                           1992                     1991
                                                    ------------------      --------------------
                                                    PLANS       PLANS        PLANS        PLANS
                                                    WITH        WITH         WITH         WITH
                                                    ASSETS     ACCUMULATED  ASSETS       ACCUMULATED
                                                    EXCEEDING  BENEFITS     EXCEEDING    BENEFITS
                                                    ACCUMULATED EXCEEDING   ACCUMULATED  EXCEEDING
                                                    BENEFITS   ASSETS       BENEFITS     ASSETS
                                                    -----      -------      -------      -------
     Accumulated benefit obligation:
       Vested employees...........................  $(1.8)     $(661.7)     $(200.8)     $(457.4)
       Nonvested employees........................    (.5)       (49.1)       (14.0)       (31.4)
                                                    -----      -------      -------      -------
       Accumulated benefit obligation.............   (2.3)      (710.8)      (214.8)      (488.8)
     Additional amounts related to projected
       salary increases...........................    (.1)       (33.6)       (27.5)        (9.4)
                                                    -----      -------      -------      -------
     Projected benefit obligation.................   (2.4)      (744.4)      (242.3)      (498.2)
     Plan assets (principally fixed income
       obligations
       and common stocks) at fair value...........    2.5        570.0        217.9        386.9
                                                    -----      -------      -------      -------
     Plan assets in excess of (less than)
       projected
       benefit obligation.........................     .1       (174.4)       (24.4)      (111.3)
                                                    -----      -------      -------      -------
     Unrecognized gains and obligations and
       prior-service cost:
       Net losses (gains).........................     .1         34.6           .1         (2.2)
       Net obligations............................                 2.6                       3.8
       Prior-service cost.........................     .2         15.7           .2         16.5
                                                    -----      -------      -------      -------
     Net unrecognized losses and obligations......     .3         52.9           .3         18.1
                                                               -------                   -------
     Adjustment required to recognize minimum
       liability..................................               (25.3)                     (9.1)
                                                    -----      -------      -------      -------
     Net pension assets (liabilities) included in
       the Consolidated Balance Sheet (principally
       in long-term liabilities)..................  $  .4      $(146.8)     $ (24.1)     $(102.3)
                                                    -----      -------      -------      -------
                                                    -----      -------      -------      -------

     Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, requires recognition of a minimum pension liability for unfunded plans. At December 31, 1992, the Company recorded an after-tax charge to equity of $6.7 because the additional liability required to be recognized exceeded unrecognized prior service cost (see Note 7).

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     The components of net periodic pension cost are:

                                                                  YEAR ENDED DECEMBER 31,
                                                               -----------------------------
                                                                1992       1991        1990
                                                               ------     -------     ------
         Service cost -- benefits earned during the
           period...........................................   $ 11.0     $   9.8     $ 10.3
         Interest cost on projected benefit obligation......     58.8        59.3       56.3
         Return on assets:
           Actual (gain) loss...............................    (26.3)     (100.1)       4.9
           Deferred (loss) gain.............................    (31.2)       49.9      (59.2)
         Net amortization and deferral......................      2.1          .3         .8
                                                               ------     -------     ------
         Net periodic pension cost..........................   $ 14.4     $  19.2     $ 13.1
                                                               ------     -------     ------
                                                               ------     -------     ------

     Assumptions to value obligations at year-end, and to determine the net periodic pension cost in the subsequent year, are:

                                                                   1992      1991      1990
                                                                   -----     -----     -----
         Discount rate..........................................    8.25%     8.25%     9.00%
         Expected long-term rate of return on assets............   10.00%    10.00%    10.00%
         Rate of increase in compensation levels................    5.00%     5.00%     6.00%

  Incentive Plans

     Effective January 1, 1989, the Company and KACC adopted an unfunded Long-Term Incentive Plan (the "LTIP") for certain key employees of the Company, KACC, and their consolidated subsidiaries. Substantially all compensation vested under the LTIP, as amended in 1991 and 1992, has been paid to the participants in cash or common stock of the Company as of December 31, 1992. Under the LTIP, as amended, amounts earned and unvested of approximately $6.1 will vest at the rate of 25% per year for the four-year period ending December 31, 1996. All future payments from the LTIP are expected to be in common stock of the Company.

     Effective January 1, 1990, KACC adopted an unfunded Middle Management Long-Term Incentive Plan. KACC also has a supplemental savings and retirement plan for salaried employees under which the participants contribute a percentage of their base salaries.

     The Company's expense for the above plans was $6.6, $6.5, and $15.0 for the years ended December 31, 1992, 1991, and 1990, respectively.

  Postretirement Benefits

     The Company and its subsidiaries provide postretirement health care and life insurance benefits to retired employees. Substantially all employees may become eligible for those benefits if they reach retirement age while still working for the Company or its subsidiaries. Those benefits are provided through administrative service contracts with various insurance carriers. The Company or its subsidiaries pay and expense the cost of providing these benefits as incurred. The cost of these benefits was $47.2, $40.2, and $40.0 for the years ended December 31, 1992, 1991, and 1990, respectively.

     In December 1990, the FASB issued Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106"), which requires that the expected cost of providing postretirement health care and life insurance benefits be charged to expense during the years that the employees render service. This is a significant change from the Company's current policy of

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

recognizing these costs on a cash basis. The Company has elected to adopt SFAS 106 as of January 1, 1993. The cumulative effect of the change in accounting principle for the adoption of SFAS 106 will be recorded as a charge to results of operations and will reduce pre-tax results of operations by $732.0. The tax benefit for the adoption of SFAS 106 which will be recorded under SFAS 109, based upon the current statutory rate, is approximately $234.0. In addition, the Company estimates that annual 1993 postretirement benefit pre-tax expense will be approximately $18.4 higher than would have been reported under the current policy. The new accounting method has no effect on the Company's cash outlays for retiree benefits nor will the one-time charge affect the Company's compliance with its existing debt covenants. The Company reserves the right, subject to applicable collective bargaining agreements, to amend or terminate these benefits.

  Postemployment Benefits

     In November 1992, the FASB issued Statement of Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112"). SFAS 112 requires employers to recognize the obligation to provide postemployment benefits to former or inactive employees. The Company provides certain benefits to former or inactive employees after employment but before retirement. The Company has elected to adopt SFAS 112 as of January 1, 1993. The cumulative effect of the change in accounting principle for the adoption of SFAS 112 will reduce pre-tax results of operations by approximately $10.0 to $15.0. In addition, the Company believes that annual 1993 postemployment benefit expenses will not be materially different than would have been reported under the current policy. The new accounting method has no effect on the Company's cash outlays for postemployment benefits nor will it affect the Company's compliance with its existing debt covenants. The Company reserves the right, subject to applicable collective bargaining agreements and applicable legal requirements, to amend or terminate these benefits.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

7. STOCKHOLDERS' EQUITY AND MINORITY INTERESTS

     Changes in stockholders' equity and minority interests were:

                                                      MINORITY
                                                      INTERESTS
                                                   ---------------        STOCKHOLDERS' EQUITY
                                                   REDEEMABLE          ---------------------------
                                                   PREFERENCE          COMMON    ADDITIONAL RETAINED
                                                   STOCKS    OTHER     STOCK     CAPITAL    EARNINGS
                                                   -----     -----     -----     ------     ------
BALANCE, JANUARY 1, 1990.........................  $60.8     $74.3               $141.4     $150.9
  Net income.....................................                                            213.7
  Redeemable preference stock:
     Accretion...................................   11.8
     Stock repurchase............................   10.2
     Stock redemption............................  (35.0)
  Dividends on common stock......................                                           (150.0)
  Conversions (6,844 preference shares into
     cash).......................................              (.5)
  Stock split....................................                      $  .5        (.5)
  Minority interest in majority-owned
     subsidiaries................................              1.6
                                                   -----     -----     -----     ------     ------
BALANCE, DECEMBER 31, 1990.......................   47.8      75.4        .5      140.9      214.6
  Net income.....................................                                            108.4
  Redeemable preference stock:
     Accretion...................................    7.2
     Stock redemption............................  (20.2)
  Dividends on common stock......................                                            (55.7)
  Conversions (3,262 preference shares into
     cash).......................................              (.2)
  Common stock issued............................                         .1       93.1
  Capital contribution...........................                                  53.9
  Minority interest in majority-owned
     subsidiaries................................             (1.1)
                                                   -----     -----     -----     ------     ------
BALANCE, DECEMBER 31, 1991.......................   34.8      74.1        .6      287.9      267.3
  Net income.....................................                                             26.9
  Redeemable preference stock:
     Accretion...................................    5.1
     Stock redemption............................   (7.1)
  Dividends on common stock......................                                            (11.4)
  Conversions (2,405 preference shares into
     cash).......................................              (.2)
  Common stock issued............................                                    .6
  Minority interest in majority-owned
     subsidiaries................................             (1.8)
  Additional pension liability (see Note 6)......                                             (6.7)
                                                   -----     -----     -----     ------     ------
BALANCE, DECEMBER 31, 1992.......................  $32.8     $72.1     $  .6     $288.5     $276.1
                                                   -----     -----     -----     ------     ------
                                                   -----     -----     -----     ------     ------

  Redeemable Preference Stock

     In March 1985, KACC entered into a three-year agreement with the United Steelworkers of America (USWA) whereby shares of a new series of "Cumulative (1985 Series A) Preference Stock" would be issued to an employee stock ownership plan in exchange for certain elements of wages and benefits. Concurrently, a similar plan was established for certain nonbargaining employees which provided for the issuance of "Cumulative (1985 Series B) Preference Stock." Series A Stock and Series B Stock ("Series A and B

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

Stock") each have a par value of $1 per share and a liquidation and redemption value of $50 per share plus accrued dividends, if any.

     For financial reporting purposes, Series A and B Stock were recorded at fair market value when issued, based on independent appraisals, with a corresponding charge to compensation cost. Carrying values have been increased each year to recognize accretion of redemption values and, in certain years, there have been other increases for reasons described below. Issuances and redemptions of Series A and B Stock are shown below.

                                                        1992          1991          1990
                                                      --------      --------      --------
         Shares:
           Beginning of year........................   1,305,550     1,718,051     2,407,086
           Issued...................................                     1,868           129
           Redeemed.................................    (142,329)     (414,369)     (689,164)
                                                        --------      --------      --------
           End of year..............................   1,163,221     1,305,550     1,718,051
                                                        --------      --------      --------
                                                        --------      --------      --------

     No additional Series A or B Stock will be issued based on compensation earned in 1992 or subsequent years. While held by the plan trustee, Series B Stock is entitled to cumulative annual dividends, when and as declared by the Board of Directors, payable in stock or in cash at the option of KACC on or after March 1, 1991, in respect to years commencing January 1, 1990, based on a formula tied to KACC's income before tax from aluminum operations. When distributed to plan participants (generally upon separation from KACC), the Series A and B stocks are entitled to an annual cash dividend of $5 per share, payable quarterly, when and as declared by the Board of Directors.

     Redemption fund agreements require KACC to make annual payments by March 31 each year based on a formula tied to consolidated net income until the redemption funds are sufficient to redeem all Series A and B Stock. On an annual basis, the minimum payment is $4.3 and the maximum payment is $7.3. In April 1988, KACC entered into a two-and-one-half-year agreement with the USWA whereby KACC was obligated to make additional contributions to the Series A redemption fund of (i) $2.0 each in March 1989 and 1990; and (ii) an additional amount equal to 8.5% of the redemption value of all shares of Series A Stock distributed from the trust occasioned by the sale of any plant covered by the agreement to the extent there was not enough money in the redemption fund to redeem the shares presented for payment. As a result of this agreement, KACC also agreed with the USWA to contribute $22.5 to the Series A redemption fund in conjunction with the sale of Ravenswood. In March 1991 and 1992, KACC contributed $7.1 and $7.0 for the years 1990 and 1991, respectively, and will contribute $4.3 in March 1993 for 1992.

     Under the USWA labor contract effective November 1, 1990, KACC was obligated to offer to purchase up to 80 shares of Series A Stock from each active participant in 1991 at a price equal to its redemption value of $50 per share. KACC also agreed to offer to purchase up to an additional 40 shares from each participant in 1994. The employees may elect to receive their shares, accept cash, or place the proceeds into KACC's 401(k) savings plan. Under separate action, KACC also offered to purchase 80 shares of Series B stock from active participants in 1991. In 1991, KACC purchased $11.1 of Series A stock and $2.1 of Series B stock. If the remaining shares of Series A stock are purchased by the Company, the purchases will total $4.1 in 1994.

     The Series A and B Stock is distributed in the event of death, retirement, or in other specified circumstances. KACC may also redeem such stock at $50 per share plus accrued dividends, if any. At the option of the plan participant, the trustee shall redeem stock distributed from the plans at redemption value to the extent funds are available in the redemption fund. Under the Tax Reform Act of 1986, at the option of the plan participant, KACC must purchase distributed shares earned after December 31, 1985, at redemption

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

value on a five-year installment basis, with interest at market rates. The obligation of KACC to make such installment payments must be secured.

     The Series A and B Stock is entitled to the same voting rights as KACC common stock and to certain additional voting rights under certain circumstances, including the right to elect, along with other KACC preference stockholders, two directors whenever accrued dividends have not been paid on two annual dividend payment dates, or when accrued dividends in an amount equivalent to six full quarterly dividends are in arrears. The Series A and B Stock restricts the ability of KACC to redeem or pay dividends on common stock if KACC is in default on any dividends payable on the Series A and B Stock.

  Preference Stock

     The outstanding shares of KACC preference stocks, in descending order of seniority, were:

                                                                             DECEMBER
                                                                        ------------------
                                                                         1992        1991
                                                                        ------      ------
              Preference, Cumulative Convertible, $100 par:
                4 1/8%................................................   4,110       4,440
                4 3/4% (1957 Series)..................................   3,054       3,721
                4 3/4% (1959 Series)..................................  14,607      15,180
                4 3/4% (1966 Series)..................................   4,235       5,070

     KACC Cumulative Convertible Preference Stocks, $100 par value ("$100 Preference Stocks"), restrict acquisition of junior stock and payment of dividends. At December 31, 1992, such provisions were less restrictive as to the payment of cash dividends than the 1989 Credit Agreement provisions. KACC has the option to redeem the $100 Preference Stocks at par value plus accrued dividends. KACC does not intend to issue any additional shares of the $100 Preference Stocks.

     The 4 1/8% and 4 3/4% (1957 Series, 1959 Series, and 1966 Series) $100
Preference Stocks can be exchanged for per share cash amounts of $69.30, $77.84, $78.38, and $76.46, respectively. KACC records the $100 Preference Stocks at their exchange amounts for financial statement presentation.

  Common Stock

     On July 18, 1991, the Company issued 7,250,000 shares, or approximately 12.7% of its common stock, for net proceeds of approximately $93.2. Approximately 87.2% of Kaiser's common stock continues to be held indirectly by MAXXAM and the remaining .1% of common stock is owned by management (see Note
6). Three-fourths of the net proceeds from the offering were used by the Company to prepay a portion of the promissory notes of the Company (see "Dividends" below) with accrued interest, payable to its parent. The remaining balance of such notes payable to parent that were not prepaid with the net proceeds of the offering, together with accrued interest, were contributed to the stockholders' equity of the Company. The remaining one-fourth of the net proceeds from the offering was used by Kaiser to purchase common stock of KACC. KACC reduced its Term Loan by an amount equal to the proceeds it received from Kaiser.

     At December 31, 1992, 25,945,946 shares of Kaiser's common stock held indirectly by MAXXAM are pledged as security for $150.0 of notes issued in November 1991 by a MAXXAM subsidiary.

  Dividends

     In December 1990, the Company declared a dividend on common stock of $150.0 in the form of promissory notes (see "Common Stock" above). On January 31, September 16, and December 16, 1991, the

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

Company declared and paid dividends on common stock of $50.0, $2.9, and $2.8, respectively. The Company paid cash dividends on common stock of $2.9 in each quarter of 1992. In the event that the Company pays any distributions to its shareholders, the 1989 Credit Agreement requires MAXXAM and any subsidiary of MAXXAM to use the entire proceeds of any such distributions received by MAXXAM or any subsidiary of MAXXAM to purchase a Pay-in-Kind Note (the "PIK Note") from KACC. On December 15, 1992, KACC issued a PIK Note to a subsidiary of MAXXAM in the principal amount of $2.5, representing the entire amount of the dividend received by such subsidiary in respect of the shares of the Company's common stock which it owns. The PIK Note bears interest, compounded semiannually, at a rate equal to 12% per annum, and is due and payable, together with accrued interest thereon, on June 30, 1995.

8. COMMITMENTS AND CONTINGENCIES

     The Company has financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange contracts, forward sales contracts, letters of credit, and guarantees.

     Purchase agreements and tolling arrangements include agreements to supply alumina to Anglesey and to purchase aluminum from that company.

     Similarly, KACC has long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. These obligations expire in 2008. Under the agreements, KACC is unconditionally obligated to pay its proportional share of debt, operating costs, and certain other costs of QAL. The aggregate minimum amount of required future principal payments at December 31, 1992, is $70.7, due in 1997. The KACC share of payments, including operating costs and certain other expenses under the agreement, was $99.2, $107.6, and $88.9 for the years ended December 31, 1992, 1991, and 1990, respectively.

     Minimum rental commitments under operating leases at December 31, 1992, are as follows: years ending December 31, 1993 -- $20.4; 1994 -- $19.3; 1995 --
$18.4; 1996 -- $18.0; 1997 -- $17.4; thereafter -- $261.7. The future minimum rentals receivable under noncancelable subleases were $94.5 at December 31, 1992.

     Rental expenses were $26.2, $23.3, and $23.1 for the years ended December 31, 1992, 1991, and 1990, respectively.

     Primarily included in other long-term liabilities are environmental accruals related to potential solid waste disposal and soil and groundwater remediation matters. The following table presents the changes in such accruals for the years ended December 31, 1992, 1991, and 1990:

                                                               1992        1991        1990
                                                               -----       -----       -----
              Balance at beginning of period................   $51.5       $57.7       $72.9
              Additional amounts............................     4.5         7.8         3.6
              Less expenditures.............................    (9.6)      (14.0)      (18.8)
                                                               -----       -----       -----
              Balance at end of period......................   $46.4       $51.5       $57.7
                                                               -----       -----       -----
                                                               -----       -----       -----

     The Company is involved in various claims, lawsuits, and other proceedings relating to product liability, environmental protection, and a wide variety of other matters. While uncertainties are inherent in the ultimate outcome of such matters and it is impossible to determine the costs that ultimately may be incurred, management believes that the resolution of such uncertainties and the incurrence of such costs, some of which may be substantial, should not have a material adverse effect upon the Company's consolidated financial position or results of operations.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

9. SEGMENT AND GEOGRAPHICAL AREA INFORMATION

     Sales and transfers among geographic areas are made on a basis intended to reflect the market value of products.

     The aggregate foreign currency gain included in determining net income was $12.0, $1.2, and $7.2 for the years ended December 31, 1992, 1991, and 1990, respectively.

     Sales to a single customer were $135.3, $155.9, and $204.3 of bauxite and alumina and $144.9, $160.9, and $205.9 of aluminum processing for the years ended December 31, 1992, 1991, and 1990, respectively.

     Export sales were less than 10% of total revenue during the years ended December 31, 1992, 1991, and 1990.

     Financial information by industry segment at December 31, 1992 and 1991, and for the years ended December 31, 1992, 1991, and 1990, is as follows:

                                       YEAR
                                       ENDED      BAUXITE
                                       DECEMBER   &            ALUMINUM
                                       31,        ALUMINA      PROCESSING     CORPORATE     TOTAL
                                       ----       ------       --------       ------       --------
Net sales to unaffiliated customers    1992       $466.5       $1,442.6                    $1,909.1
                                       1991        550.8        1,450.0                     2,000.8
                                       1990        609.4        1,485.6                     2,095.0
Intersegment sales                     1992       $179.9                                   $  179.9
                                       1991        194.6                                      194.6
                                       1990        254.7                                      254.7
Equity in earnings (losses) of         1992       $  1.8       $   (3.7)                   $   (1.9)
  consolidated affiliates              1991         (4.4)         (15.1)                      (19.5)
                                       1990         (5.0)          (7.8)                      (12.8)
Operating income (loss)                1992       $ 62.6       $  104.9       $(77.6)      $   89.9
                                       1991        150.0          150.2        (84.2)         216.0
                                       1990        241.4          222.6        (87.9)         376.1
Depreciation                           1992       $ 29.8       $   49.0       $  1.5       $   80.3
                                       1991         26.4           46.0           .8           73.2
                                       1990         25.8           43.5          1.2           70.5
Capital expenditures                   1992       $ 50.8       $   39.4       $ 24.2       $  114.4
                                       1991         51.1           64.8          2.2          118.1
                                       1990         46.9           67.4           .8          115.1
Investment in and advances to          1992       $136.2       $   12.5       $  1.4       $  150.1
  unconsolidated affiliates            1991        140.9           16.1          4.9          161.9
Identifiable assets                    1992       $715.7       $1,165.9       $217.2       $2,098.8
                                       1991        693.3        1,256.2        184.6        2,134.1

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     Geographical area information relative to operations is summarized as follows:

                            YEAR ENDED                                          OTHER
                           DECEMBER 31,    DOMESTIC    CARIBBEAN    AFRICA     FOREIGN    ELIMINATIONS       TOTAL
                           ------------    --------    ---------    -------    -------    ------------    ------------
Net sales to unaffiliated      1992        $1,359.6     $  92.9     $ 263.5    $ 193.1                      $  1,909.1
  customers                    1991         1,383.8       149.6       269.2      198.2                         2,000.8
                               1990         1,384.9       186.0       286.8      237.3                         2,095.0
Sales and transfers among      1992                     $ 111.8                $  93.5      $ (205.3)
  geographic areas             1991                       116.4                  112.3        (228.7)
                               1990                       137.6                  155.7        (293.3)
Equity in losses of            1992                                            $  (1.9)                     $     (1.9)
 unconsolidated affiliates     1991                                              (19.5)                          (19.5)
                               1990                                              (12.8)                          (12.8)
Operating income (loss)        1992        $  (25.3)    $  18.4     $  78.8    $  18.0                      $     89.9
                               1991            59.7        47.8        72.1       36.4                           216.0
                               1990           163.6        95.1        60.2       57.2                           376.1
Investment in and advances     1992        $    1.4     $  29.5                $ 119.2                      $    150.1
  to unconsolidated
     affiliates                1991             4.9        30.7                  126.3                           161.9
Identifiable assets            1992        $1,301.1     $ 358.3     $ 227.5    $ 211.9                      $  2,098.8
                               1991         1,396.2       332.1       211.6      194.2                         2,134.1

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS
                            (IN MILLIONS OF DOLLARS)

                            ASSETS

                                                                  SEPTEMBER 30,       DECEMBER 31,
                                                                      1993                1992
                                                                  -------------       ------------
                                                                  (UNAUDITED)
Current assets:
  Cash and cash equivalents.....................................    $    13.9           $   19.1
  Receivables...................................................        241.2              270.0
  Inventories...................................................        431.1              439.9
  Prepaid expenses and other current assets.....................         74.1               37.0
                                                                  -------------       ------------
     Total current assets.......................................        760.3              766.0
Investments in and advances to unconsolidated affiliates........        177.6              150.1
Property, plant, and equipment -- net...........................      1,167.6            1,066.8
Deferred income taxes...........................................        209.7
Other assets....................................................        168.1              115.9
                                                                  -------------       ------------
     Total......................................................    $ 2,483.3           $2,098.8
                                                                  -------------       ------------
                                                                  -------------       ------------
              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................................    $   105.3           $  136.6
  Accrued interest..............................................         10.2                4.6
  Accrued salaries, wages, and related expenses.................        101.8               84.4
  Other accrued liabilities.....................................        118.5              111.0
  Payable to affiliates.........................................         72.4               78.4
  Short-term borrowings.........................................         18.5                4.8
  Long-term debt -- current portion.............................          8.5               25.9
                                                                  -------------       ------------
     Total current liabilities..................................        435.2              445.7
Long-term liabilities...........................................      1,141.4              217.9
Long-term debt..................................................        692.8              765.1
Minority interests..............................................        103.7              104.9
Stockholders' equity:
  Preferred stock...............................................           .2
  Common stock..................................................           .6                 .6
  Additional capital............................................        422.6              288.5
  Retained earnings (accumulated deficit).......................       (313.2)             276.1
                                                                  -------------       ------------
     Total stockholders' equity.................................        110.2              565.2
                                                                  -------------       ------------
     Total......................................................    $ 2,483.3           $2,098.8
                                                                  -------------       ------------
                                                                  -------------       ------------

            The accompanying notes to interim consolidated financial
              statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                    STATEMENTS OF CONSOLIDATED INCOME (LOSS)
                                  (UNAUDITED)
                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                        -----------------------
                                                                          1993           1992
                                                                        --------       --------
Net sales............................................................   $1,303.2       $1,413.1
                                                                        --------       --------
Costs and expenses:
  Cost of products sold..............................................    1,181.0        1,178.1
  Depreciation.......................................................       72.9           60.4
  Selling, administrative, research and development, and general.....       90.7           88.9
                                                                        --------       --------
  Total costs and expenses...........................................    1,344.6        1,327.4
                                                                        --------       --------
Operating income (loss)..............................................      (41.4)          85.7
Other income (expense):
  Interest and other income..........................................       10.0            5.0
  Interest expense...................................................      (63.8)         (58.4)
                                                                        --------       --------
Income (loss) before income taxes, minority interests, extraordinary
  loss, and cumulative effect of changes in accounting principles....      (95.2)          32.3
Credit (provision) for income taxes..................................       39.5           (7.9)
Minority interests...................................................       (1.3)           (.1)
                                                                        --------       --------
Income (loss) before extraordinary loss and cumulative effect of
  changes in accounting principles...................................      (57.0)          24.3
Extraordinary loss on early extinguishment of debt, net of tax
  benefit of $11.2...................................................      (21.8)
Cumulative effect of changes in accounting principles,
  net of tax benefit of $237.7.......................................     (507.3)
                                                                        --------       --------
Net income (loss)....................................................   $ (586.1)      $   24.3
                                                                        --------       --------
                                                                        --------       --------
Per common and common equivalent share:
  Income (loss) before extraordinary loss and cumulative effect of
     changes in accounting principles................................   $  (1.05)      $    .42
  Extraordinary loss.................................................       (.38)
  Cumulative effect of changes in accounting principles..............      (8.85)
                                                                        --------       --------
Net income (loss)....................................................   $ (10.28)      $    .42
                                                                        --------       --------
                                                                        --------       --------
Weighted average common and common equivalent shares outstanding
  (000)..............................................................     57,330         57,250
                                                                        --------       --------
                                                                        --------       --------

            The accompanying notes to interim consolidated financial
              statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS
                                  (UNAUDITED)
                            (IN MILLIONS OF DOLLARS)

                                                                          NINE MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                                        ----------------------
                                                                          1993          1992
                                                                        ---------      -------
Cash flows from operating activities:
  Net income (loss).................................................... $  (586.1)     $  24.3
  Adjustments to reconcile net income (loss) to net cash
     (used for) provided by operating activities:
     Depreciation......................................................      72.9         60.4
     Non-cash postretirement benefit expenses other than pensions......      14.6
     Amortization of deferred financing costs and discount on long-term
      debt.............................................................       8.5          8.7
     Extraordinary loss on early extinguishment of debt................      33.0
     Cumulative effect of changes in accounting principles.............     507.3
     Minority interests................................................       1.3           .1
     Equity in losses of unconsolidated affiliates.....................      11.8          9.1
     Recognition of previously deferred income from a forward alumina
      sale.............................................................       (.6)       (18.7)
     Increase in accrued interest......................................       5.7         10.6
     Incurrence of financing costs.....................................     (12.0)        (1.8)
     Decrease (increase) in receivables................................      25.2        (10.8)
     Decrease in inventories, prepaid expenses, and other current
      assets...........................................................      21.6         14.7
     Decrease in accounts payable, payable to affiliates, and accrued
      liabilities......................................................     (90.2)       (83.7)
     Other.............................................................     (15.4)         9.0
                                                                        ---------      -------
       Net cash (used for) provided by operating activities............      (2.4)        21.9
                                                                        ---------      -------
Cash flows from investing activities:
  Net proceeds from disposition of property and investments............      11.4         43.4
  Capital expenditures.................................................     (36.4)       (79.8)
                                                                        ---------      -------
       Net cash used for investing activities..........................     (25.0)       (36.4)
                                                                        ---------      -------
Cash flows from financing activities:
  Repayments of long-term debt, including revolving credit.............  (1,011.3)       (97.1)
  Borrowings of long-term debt, including revolving credit.............     920.0        123.5
  Borrowings from MAXXAM Group Inc. (see supplemental disclosure
     below)............................................................      15.0
  Tender premiums and other costs of early extinguishment of debt......     (27.1)
  Net short-term borrowings............................................      13.7          4.6
  Dividends paid.......................................................      (3.2)        (8.6)
  Redemption of minority interest in preference stock of a
     subsidiary........................................................      (4.2)        (7.2)
  Capital stock issued.................................................     119.3
                                                                        ---------      -------
       Net cash provided by financing activities.......................      22.2         15.2
                                                                        ---------      -------
Net (decrease) increase in cash and cash equivalents during the
  period...............................................................      (5.2)          .7
Cash and cash equivalents at beginning of period.......................      19.1         15.8
                                                                        ---------      -------
Cash and cash equivalents at end of period............................. $    13.9      $  16.5
                                                                        ---------      -------
                                                                        ---------      -------
Supplemental disclosure of cash flow information:
  Interest paid, net of capitalized interest........................... $    49.6      $  39.6
  Income taxes paid....................................................       9.3          2.0
  Tax allocation payments to MAXXAM Inc................................                   28.0
Supplemental disclosure of non-cash financing activities:
  Exchange of the borrowings from MAXXAM Group Inc. for capital
     stock............................................................. $    15.0

            The accompanying notes to interim consolidated financial
              statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)
1. GENERAL

     The foregoing unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission. Accordingly, said financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary for a fair statement of the results for the interim periods presented have been included. Operating results for the first nine months of 1993 are not necessarily indicative of the results that may be expected for the year ending December 31, 1993. Certain reclassifications of prior period information were made to conform to the current presentation.

     Kaiser Aluminum Corporation ("Kaiser" or the "Company") is a 68%-owned subsidiary of MAXXAM Inc. ("MAXXAM"). The remaining 32% of Kaiser's equity interest is publicly held.

     On February 1, 1993, Kaiser Aluminum & Chemical Corporation ("KACC"), the operating subsidiary of the Company, issued $400.0 of 12 3/4% Senior Subordinated Notes due 2003 (the "12 3/4% Notes"). The net proceeds from the sale of the 12 3/4% Notes were used to refinance KACC's 14 1/4% Senior Subordinated Notes due 1995 (the "14 1/4% Notes"), to prepay $18.0 of the term loan under KACC's 1989 Credit Agreement (the "Credit Agreement"), and to reduce outstanding borrowings under the revolving credit facility of the Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of $33.0 in the first quarter of 1993 ($21.8 after taxes), consisting primarily of the write-off of unamortized discount and deferred financing costs related to the 14 1/4% Notes and the payment of premiums on the 14 1/4% Notes. The obligations of KACC with respect to the 12 3/4% Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. The Credit Agreement and the indenture in respect of the 12 3/4% Notes (see Note 3 below) restrict, among other things, the Company's and KACC's ability to pay dividends. Under the most restrictive of these covenants, neither the Company nor KACC is currently permitted to pay dividends on its common stock.

     On June 30, 1993, Kaiser consummated the public offering (the "Public Offering") of 17,250,000 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). In connection with the Public Offering, MAXXAM Group Inc. ("MGI"), a wholly owned subsidiary of MAXXAM, exchanged a promissory note of KACC (the "MAXXAM Note") in the principal amount of $15.0 (which evidenced a cash loan in the amount of $15.0 made by MGI to KACC) for 2,132,950 Depositary Shares.

     The net cash proceeds from the Public Offering were approximately $119.3. Kaiser used approximately $37.8 of such net proceeds to make a non-interest bearing loan to KACC evidenced by a note, which note is designated to provide sufficient funds to Kaiser to enable it to make dividend payments on the Series A Shares until the Mandatory Conversion Date with respect to the Series A Shares; and Kaiser used approximately $81.5 of such net proceeds and the MAXXAM Note to make a capital contribution to KACC. KACC used approximately $13.7 of the funds it received from Kaiser to prepay the remaining balance of the term loan under the Credit Agreement and $105.6 of such funds to reduce outstanding borrowings under the revolving credit facility of the Credit Agreement.

     At September 30, 1993, 28,000,000 shares of the Company's common stock owned by MAXXAM were pledged as security of two new MGI debt issues, consisting of $100.0 of 11 1/4% Senior Secured Notes due 2003, initially priced at 100%, and $126.7 of 12 1/4% Senior Secured Discount Notes due 2003, initially priced at 55.24%, of their principal amount.

     KACC announced in October that it is restructuring its flat-rolled products operation at its Trentwood plant in Spokane, Washington, to reduce that facility's annual operating costs. This effort is in response to over-capacity in the aluminum rolling industry, flat demand in can stock markets, and declining demand for

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

aluminum products sold to customers in the commercial aerospace industry, all of which have resulted in declining prices in Trentwood's key markets. The Company expects that the Trentwood restructuring, and the restructuring of operations at some other facilities which is under consideration, are likely to result in a fourth quarter pre-tax charge of approximately $30.0 to $40.0.

2. INVENTORIES

     The classification of inventories is as follows:

                                                             SEPTEMBER 30,     DECEMBER 31,
                                                                 1993              1992
                                                             -------------     ------------
        Finished fabricated products........................    $  89.1           $ 91.2
        Primary aluminum and work in process................      141.8            128.7
        Bauxite and alumina.................................       98.0            107.4
        Operating supplies and repair and maintenance
          parts.............................................      102.2            112.6
                                                             -------------     ------------
                  Total.....................................    $ 431.1           $439.9
                                                             -------------     ------------
                                                             -------------     ------------

     Substantially all product inventories are stated at last-in, first-out
(LIFO) cost, not in excess of market. Replacement cost is not in excess of LIFO cost.

3. LONG-TERM DEBT

     Long-term debt is as follows:

                                                             SEPTEMBER 30,     DECEMBER 31,
                                                                 1993              1992
                                                             -------------     ------------
        1989 Credit Agreement:
          Revolving Credit Facility.........................    $ 165.0           $290.0
          Term Loan.........................................                        36.6
        Pollution Control and Solid Waste Disposal
          Obligations (6%-7.75%)............................       39.2             40.0
        Alpart CARIFA Loan (fixed and variable rates).......       60.0             60.0
        Alpart Term Loan (8.95%)............................       25.0             31.3
        12 3/4% Senior Subordinated Notes due 2003..........      400.0
        14 1/4% Senior Subordinated Notes due 1995,
          net of discount of $1.2...........................                       320.5
        Other borrowings (fixed and variable rates).........       12.1             12.6
                                                             -------------     ------------
                  Total.....................................      701.3            791.0
        Less current portion................................        8.5             25.9
                                                             -------------     ------------
        Long-term debt......................................    $ 692.8           $765.1
                                                             -------------     ------------
                                                             -------------     ------------

     Loans under the Credit Agreement bear an annual interest rate, at KACC's election from time to time, equal to (i) the Reference Rate plus a margin of 1 1/2%, (ii) the CD Rate (Reserve Adjusted) plus a margin of 2 5/8%, or (iii) the LIBO Rate (Reserve Adjusted) plus a margin of 2 1/2%. All margins and fees are subject to a reduction or increase of 1/2% per annum on a non-cumulative basis, depending upon a financial test, determined quarterly. This financial test required an increase in margins and fees commencing with the second quarter of 1993, and the increase will continue at least through the fourth quarter of 1993.

     As of September 30, 1993, $148.9 of borrowing capacity was unused under the revolving credit facility of the Credit Agreement (of which $13.9 could also have been used for letters of credit).

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

4. EARNINGS PER COMMON SHARE

     Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding during each period. For the nine months ended September 30, 1993, common stock equivalents of 19,382,950 attributable to the Series A Shares were excluded from the calculation of weighted average shares because they were antidilutive. Dividends on the Series A Shares ($3.2 for the nine months ended September 30, 1993) are deducted from net income (added to net loss) for the purpose of calculating earnings per share.

5. INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). The adoption of SFAS 109 changes the Company's method of accounting for income taxes to an asset and liability approach from the deferral method prescribed by Accounting Principles Board Opinion No. 11, Accounting for Income Taxes. The asset and liability approach requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The cumulative effect of the change in accounting principle, as of January 1, 1993, reduced the Company's results of operations by $2.3.

     The implementation of SFAS 109 required the Company to restate certain assets and liabilities to their pre-tax amounts from their net-of-tax amounts originally recorded in connection with the acquisition by MAXXAM in October 1988. The restatement of the assigned values with respect to certain assets and liabilities recorded as a result of the acquisition and the recomputation of deferred income tax liabilities under SFAS 109 resulted in: (i) an increase of $144.6 in the net carrying value of property, plant, and equipment, (ii) an increase of $47.8 in investments in and advances to unconsolidated affiliates,
(iii) an increase of $56.0 in long-term liabilities, (iv) a decrease of $2.5 in other assets and an increase of $10.1 in other liabilities, and (v) an increase of $126.1 in deferred income tax liabilities.

     Concurrent with the adoption of SFAS 109, the Company implemented changes in its accounting methods for postretirement benefits pursuant to Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106") (see Note 6) and Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112") (see Note 7). The cumulative effect of changes in accounting principles relating to SFAS 106 and SFAS 112 totaled approximately $742.7 and resulted in the recognition of deferred income tax assets of $237.7, net of valuation allowances. The Company believes that its ability to generate future taxable income will allow for the realization of these deferred income tax assets.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     As of January 1, 1993, after giving effect to the adoption of SFAS 109, SFAS 106, and SFAS 112, the components of the Company's net deferred income tax assets (liabilities) were as follows:

                                                                            JANUARY 1,
                                                                              1993
                                                                             -------
        Deferred income tax assets:
          Postretirement benefits other than pensions......................  $ 270.8
          Other liabilities................................................     98.8
          Loss and credit carryforwards....................................     83.3
          Pensions.........................................................     45.8
          Foreign and state deferred income tax liabilities................     44.4
          Property, plant, and equipment...................................     22.6
          Other............................................................     18.6
          Valuation allowances.............................................   (103.7)
                                                                             -------
                  Total deferred income tax assets, net....................    480.6
                                                                             -------
        Deferred income tax liabilities:
          Property, plant, and equipment...................................   (218.3)
          Investments in and advances to unconsolidated affiliates.........    (60.9)
          Inventories......................................................    (18.6)
          Other............................................................    (28.7)
                                                                             -------
                  Total deferred income tax liabilities....................   (326.5)
                                                                             -------
        Net deferred income tax assets.....................................  $ 154.1
                                                                             -------
                                                                             -------

     Certain of the deferred income tax assets and liabilities listed above are included on the Consolidated Balance Sheet in the captions entitled Receivables, Prepaid expenses and other current assets, Other accrued liabilities, and Long-term liabilities. The Omnibus Budget Reconciliation Act of 1993 ("the Act"), enacted on August 10, 1993, retroactively increased the federal statutory income tax rate from 34% to 35% for periods beginning on or after January 1, 1993. As a result of the Act, the Company increased its net deferred income tax assets by $3.4 and recorded a deferred tax benefit of $3.4 as of the date of the enactment. The Company has recorded the cumulative effect of the change in the federal statutory income tax rate as an adjustment to its credit for income taxes in the third quarter of 1993.

     Current tax benefits comprise approximately $17.0 of the credit for income taxes for the nine months ended September 30, 1993. The reconciliation of the Company's credit (provision) for income taxes on income (loss) before income taxes, minority interests, extraordinary loss and cumulative effect of changes in accounting principles to the statutory rate does not differ materially from the reconciliation disclosed in Note 5 to the audited Consolidated Financial Statements contained in the Company's 1992 Annual Report to Stockholders.

     As shown in the unaudited Statement of Consolidated Income (Loss) for the nine months ended September 30, 1993, the Company reported an extraordinary loss related to the early extinguishment of debt. The Company reported the loss net of related income taxes of $11.2 which approximated the statutory rate in effect on the date the transaction occurred.. The related income tax benefits recorded by the Company in respect of SFAS 106 and SFAS 112 differed from the statutory rate in effect when adopted due to valuation allowances.

     As a consequence of the consummation of the Public Offering on June 30, 1993, as discussed in Note 1, the Company and its subsidiaries are no longer included in the consolidated federal income tax return of MAXXAM. The Company and its subsidiaries have become members of a new consolidated return group of

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

which the Company is the common parent corporation (the "New Kaiser Tax Group"). The New Kaiser Tax Group will file a consolidated federal income tax return for taxable periods beginning on or after July 1, 1993. The Company has obtained the approval of the Secretary of the Treasury to file a consolidated federal income tax return for the period ending on December 31, 1993.

     The tax allocation agreement between the Company and MAXXAM (the "Company Tax Allocation Agreement") terminated pursuant to its terms, effective for taxable periods beginning after June 30, 1993. Any unused federal income tax attribute carryforwards under the terms of the Company Tax Allocation Agreement were eliminated and are not available for taxable periods beginning on or after July 1, 1993. Upon the filing of MAXXAM's 1993 consolidated federal income tax return, the tax attribute carryforwards of the MAXXAM consolidated return group as of December 31, 1993, will be apportioned in part to the New Kaiser Tax Group, based upon the provisions of the relevant consolidated return regulations. It is anticipated that the amounts of such tax attribute carryforwards apportioned to the New Kaiser Tax Group will approximate or exceed the amounts of tax attribute carryforwards eliminated under the Company Tax Allocation Agreement.

6.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company adopted SFAS 106 as of January 1, 1993. The costs of postretirement benefits other than pensions are now accrued over the period employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the change in accounting principle for the adoption of SFAS 106 was recorded as a charge to results of operations of $497.7, net of related income taxes of $234.2.

     The Company's accumulated postretirement benefits obligation at the date of adoption was:

            Retirees....................................................  $581.5
            Actives eligible for benefits...............................    32.7
            Actives not eligible for benefits...........................   117.7
                                                                          ------
                                                                          $731.9
                                                                          ------
                                                                          ------

     The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 9.5% for 1993 and is assumed to decrease gradually to 6% for 2005 and remain at that level thereafter. Each one percentage point change in the assumed health care cost trend rate would change the accumulated postretirement benefit obligation as of January 1, 1993, by approximately $85.0 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 by approximately $10.0.

7.  POSTEMPLOYMENT BENEFITS

     The Company adopted SFAS 112 as of January 1, 1993. The costs of postemployment benefits are now accrued over the period the employee provides services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the change in accounting principle for the adoption of SFAS 112 was recorded as a charge to results of operations of $7.3, net of related income taxes of $3.5.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES TO WHICH IT RELATES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                               ------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information..................   2
Incorporation of Certain Documents by
  Reference............................   2
Summary................................   3
The Company............................  12
Risk Factors...........................  12
Use of Proceeds........................  18
Common Stock and $.65 Depositary Share
  Price Range and Dividends............  19
Dividend Policy........................  19
Capitalization.........................  20
Selected Historical and Pro Forma
  Consolidated Financial Data..........  21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations........................  22
Business...............................  30
Management.............................  49
Certain Transactions...................  65
Description of Principal
  Indebtedness.........................  68
Description of the PRIDES..............  72
Federal Income Tax Considerations......  79
Description of Capital Stock...........  80
Underwriting...........................  84
Legal Matters..........................  85
Experts................................  85
Consolidated Financial Statements...... F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                8,000,000 SHARES

                                KAISER ALUMINUM
                                  CORPORATION

                                      % PRIDES(SM)

                          CONVERTIBLE PREFERRED STOCK,
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                              MERRILL LYNCH & CO.
                            BEAR, STEARNS & CO. INC.
                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                            PAINEWEBBER INCORPORATED
                              SALOMON BROTHERS INC

                               FEBRUARY   , 1994


(SM) Service Mark of Merrill Lynch & Co., Inc.


- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of this offering will be paid by Kaiser Aluminum Corporation (the "Registrant") and, exclusive of underwriting discounts and commissions, are as follows:

        SEC registration fee..............................................  $ 33,311
        NASD fee..........................................................    10,160
        Printing and engraving............................................   225,000*
        Legal.............................................................   150,000*
        Accounting........................................................   100,000*
        NYSE listing fee..................................................    25,000
        Blue Sky filing fees and expenses (including counsel fees)........    10,000*
        Rating Agency fees................................................    15,000
        Transfer Agent and Registrar fees.................................     9,000
        Miscellaneous.....................................................    22,529*
                                                                            --------
                  Total...................................................  $600,000*
                                                                            --------
                                                                            --------

- ---------------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Restated Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

     Reference also is made to Section 145 of the DGCL which provides that a corporation may indemnify any person, including officers and directors, who is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify its officers, directors, employees and agents in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer, director, employee or agent actually and reasonably incurred in connection therewith.

     The restated certificate of incorporation and by-laws of the Registrant provide for indemnification of directors, officers and employees of the Registrant to the fullest extent authorized by law.

     The Registrant has entered into, or will enter into, indemnification agreements with each of its directors and officers which provide that the Registrant will indemnify such individuals if and whenever they were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were a director, officer or employee of the Registrant or any of its subsidiaries, or are or were serving at the request of the Registrant or any of its subsidiaries as a director, officer, employee, agent or other official of another corporation, partnership, joint venture, trust, or other enterprise, against judgments, fines and amounts paid in settlement and reasonable expenses (including attorneys' fees) actually incurred by them in connection with such action, suit or proceeding except to the extent that (a) any judgments, fines, amounts paid in settlement and expenses are finally determined by a court of competent jurisdiction to have resulted from their gross negligence or bad faith in the performance of their duties (or, alternatively in the case of certain of the indemnification agreements, result from conduct which is finally determined by a court of competent jurisdiction to be knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct), (b) any amount is paid without the prior approval of the Registrant in settlement of a proceeding brought in the name and on behalf of the Registrant or another corporation, partnership, joint venture, trust or other enterprise for which they are or were serving at the request of the Registrant as a director, officer, employee, agent or other official, (c) such indemnification is otherwise prohibited by law, whether by statute, court decision or otherwise, or (d) reimbursement of such expenses has actually been made pursuant to insurance policies maintained by the Registrant for their benefit. For these purposes, service at the request of the Registrant with respect to an "other enterprise" includes service with respect to any employee benefit plan. The agreements further provide for the advancement of expenses incurred in defending any such action, suit or proceeding upon receipt of a repayment undertaking if it is ultimately determined that such individuals are not entitled to be indemnified or to the extent they recover such expenses from others pursuant to insurance or otherwise.

     The Registrant may terminate the agreements on 90 days' prior written notice to such individuals, but the indemnification provided by the agreements continues to apply to all actions taken or failed to be taken by such individuals prior to the expiration of the 90-day notice period notwithstanding such termination.

     The Registrant provides liability insurance for each of its directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

     The Purchase Agreement pursuant to which securities may be purchased by Underwriters, if any, will be expected to provide that such Underwriters will indemnify the Company, its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company against certain losses related to written information furnished by such Underwriters to the Company for inclusion in the Registration Statement or Prospectus.

     The foregoing discussion is qualified in its entirety by reference to the DGCL, the Registrant's restated certificate of incorporation and by-laws, and the referenced indemnification agreements.

ITEM 16. EXHIBITS

     (a) Exhibits.

     EXHIBIT NO.                                     EXHIBIT
- ---------------------------------------------------------------------------------------------
         1.1         Form of Purchase Agreement
         4.1         Indenture (the "12 3/4% Note Indenture"), dated February 1, 1993, among
                     Kaiser Aluminum & Chemical Corporation, as Issuer ("KACC"), Kaiser
                     Alumina Australia Corporation ("KAAC"), Alpart Jamaica Inc. ("AJI") and
                     Kaiser Jamaica Corporation ("KJC"), as Subsidiary Guarantors, and The
                     First National Bank of Boston, as Trustee, regarding KACC's 12 3/4%
                     Senior Subordinated Notes Due 2003 (incorporated by reference to Exhibit
                     4.1 to Amendment No. 5 to the Registration Statement on Form S-2 dated
                     January 22, 1993, filed by KACC, Registration No. 33-48260; "KACC's 1993
                     Registration Statement")

     EXHIBIT NO.                                     EXHIBIT
- ---------------------------------------------------------------------------------------------
         4.2         First Supplemental Indenture, dated as of May 1, 1993 (incorporated by reference to Exhibit 4.2 to the Report on Form 10-Q for the quarterly period ended June 30, 1993 of KACC, filed August 10, 1993, File No.
                     1-3605; "KACC June 1993 Form 10-Q")
         4.3         Form of Indenture, to be entered into by KACC, as Issuer, KAAC, AJI and
                     KJC, as Subsidiary Guarantors, and First Trust National Association, as
                     Trustee, regarding KACC's Senior Notes due 2002
         4.4         Credit Agreement, dated December 13, 1989 (the "Credit Agreement"), among the Registrant, KACC, the financial institutions a party thereto,
                     Bank of America National Trust and Savings Association, as Agent, and
                     Mellon Bank, N.A., as Collateral Agent (incorporated by reference to
                     Exhibit 4.3 to Amendment No. 5 to the Registration Statement on Form
                     S-1, dated December 13, 1989, filed by KACC, Registration No. 33-30645;
                     "KACC's 1989 Registration Statement")
         4.5         First Amendment to the Credit Agreement, dated April 17, 1990
                     (incorporated by reference to Exhibit 4.2 to the Report on Form 10-Q for the quarterly period ended September 30, 1990, of MAXXAM, filed November
                     6, 1990, File No. 1-3924; the "September 1990 MAXXAM Form 10-Q")
         4.6         Second Amendment to the Credit Agreement, dated September 17, 1990
                     (incorporated by reference to Exhibit 4.3 to the September 1990 MAXXAM
                     Form 10-Q)
         4.7         Third Amendment to the Credit Agreement, dated December 7, 1990
                     (incorporated by reference to Exhibit 4.6 to Amendment No. 1 to the
                     Registration Statement on Form S-1, dated February 13, 1991, filed by the Registrant, Registration No. 33-37895)
         4.8         Fourth Amendment to the Credit Agreement, dated April 19, 1991
                     (incorporated by reference to Exhibit 4.1 to the Report on Form 10-Q for the quarterly period ended March 31, 1991, filed by KACC, File No.
                     1-3605)
         4.9         Fifth Amendment to the Credit Agreement, dated March 13, 1992
                     (incorporated by reference to Exhibit 4.8 to Form 10-K for the period ended December 31, 1991, filed by the Registrant, File No. 1-9447)
         4.10        Seventh Amendment to the Credit Agreement, dated November 6, 1992
                     (incorporated by reference to Exhibit 4.10 to Amendment No. 5 to KACC's
                     1993 Registration Statement)
         4.11        Eighth Amendment to the Credit Agreement, dated January 7, 1993
                     (incorporated by reference to Exhibit 4.12 to Amendment No. 5 to KACC's
                     1993 Registration Statement)
         4.12        Ninth Amendment to Credit Agreement, dated as of May 19, 1993 (including the form of Intercompany Note annexed as an Exhibit thereto)
                     (incorporated by reference to Exhibit 4.10 to Amendment No. 2 to the
                     Registration Statement on Form S-1, dated June 22, 1993, filed by the
                     Registrant, Registration No. 33-49555; the "The Registrant's 1993
                     Registration Statement")
         4.13        Tenth Amendment to Credit Agreement, dated as of July 23, 1993,
                     (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form S-3, dated August 26, 1993, filed by KACC, Registration No.
                     33-50097)
         4.14        Eleventh Amendment to Credit Agreement, dated as of August 27, 1993,
                     (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form S-3, dated October 13, 1993, filed by the Registrant,
                     Registration No. 33-50581)
         4.15        Twelfth Amendment to Credit Agreement

     EXHIBIT NO.                                     EXHIBIT
- ---------------------------------------------------------------------------------------------
         4.16        Form of Intercompany Note between the Registrant and KACC (incorporated by reference to Exhibit 4.2 to Amendment No. 5 to KACC's 1989
                     Registration Statement)
         4.17        Certificate of Designations of Series A Mandatory Conversion Premium
                     Dividend Preferred Stock of the Registrant, dated June 28, 1993
                     (incorporated by reference to Exhibit 4.3 of the KACC's June 1993 Form
                     10-Q)
         4.18        Deposit Agreement between the Registrant and The First National Bank of
                     Boston, dated as of June 30, 1993 (incorporated by reference to Exhibit
                     4.4 of the KACC's June 1993 Form 10-Q)
         4.19        Form of Certificate of Designations of PRIDES
         4.20        Form of Credit Agreement to be entered into by the Registrant, KACC, certain financial institutions and BankAmerica Business Credit, Inc., as
                     Agent
         4.21        Form of Intercompany Note between the Company and KACC
                     Note: The Registrant has not filed certain long-term debt instruments not being registered with the Securities and Exchange Commission where the total amount of indebtedness authorized under any such instrument does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees and undertakes to furnish a copy of any such instrument to the Securities and Exchange Commission upon its request.
         5.1         Opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel as to the
                     validity of the securities being registered hereunder
         8.1         Opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel as to Tax
                     Matters
        12           Ratio of earnings to combined fixed charges and preferred stock dividends
        21           Subsidiaries of the Company (incorporated by reference to Exhibit 22 to
                     Form 10-K for the period ended December 31, 1992, filed by the
                     Registrant File No. 1-9447)
       *23.1         Consent of Arthur Andersen & Co.
        23.2         Consent of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel (included in
                     Exhibit 5)
        24           Power of Attorney (included on signature page of this Registration
                     Statement)


- ---------------
 * Filed herewith.

     (b) Financial Statement Schedules.

     The following appear after the signature page of this Registration
Statement:

          Report of Independent Public Accountants on Financial Statement Schedules

        Schedule II   -- Kaiser Aluminum Corporation and Subsidiary Companies -- Amounts
                         Receivable from Related Parties and Underwriters, Promoters and
                         Employees Other Than Related Parties
        Schedule III  -- Kaiser Aluminum Corporation (Parent Company)
                      -- Condensed Balance Sheets
                      -- Condensed Statements of Income
                      -- Condensed Statement of Cash Flows
                      -- Notes to Condensed Financial Statements
        Schedule V    -- Kaiser Aluminum Corporation and Subsidiary Companies -- Consolidated
                         Property, Plant, and Equipment
        Schedule VI   -- Kaiser Aluminum Corporation and Subsidiary Companies -- Accumulated
                         Depreciation, Depletion and Amortization of Consolidated Property,
                         Plant and Equipment

        Schedule IX   -- Kaiser Aluminum Corporation and Subsidiary Companies -- Consolidated
                         Short-Term Borrowings
        Schedule X    -- Kaiser Aluminum Corporation and Subsidiary Companies -- Supplementary
                         Consolidated Income Statement Information

     All other schedules are omitted because the required information is included in the Consolidated Financial Statements or the Notes thereto or is otherwise inapplicable.

ITEM 17. UNDERTAKINGS

     1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     3. The registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 10TH DAY OF FEBRUARY, 1994.


                                          KAISER ALUMINUM CORPORATION

                                          By:  /s/  GEORGE T. HAYMAKER, JR.
                                                  George T. Haymaker, Jr.
                                                   Chairman of the Board
                                                and Chief Executive Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                 SIGNATURES                                 TITLE                     DATE
- ---------------------------------------------   -----------------------------  ------------------
       /s/     GEORGE T. HAYMAKER, JR.          Chairman, Chief Executive       February 10, 1994
               George T. Haymaker, Jr.            Officer and Director
                                                  (Principal Executive
                                                  Officer)

        /s/    JOHN T. LA DUC                   Vice President and Chief        February 10, 1994
               John T. La Duc                     Financial Officer
                                                  (Principal Financial
                                                  Officer)

        /s/    CHARLIE ALONGI                   Controller (Principal           February 10, 1994
               Charlie Alongi                     Accounting Officer)

        /s/    CHARLES E. HURWITZ               Director                        February 10, 1994
               Charles E. Hurwitz

        /s/    EZRA G. LEVIN                    Director                        February 10, 1994
               Ezra G. Levin

        /s/    ROBERT MARCUS                    Director                        February 10, 1994
               Robert Marcus

        /s/    PAUL D. RUSEN                    Director                        February 10, 1994
               Paul D. Rusen

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     We have audited, in accordance with generally accepted auditing standards, the financial statements included in the registration statement and have issued our report thereon dated February 8, 1993. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index above are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN & CO.
Houston, Texas
February 8, 1993

                                                                     SCHEDULE II

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

           AMOUNTS RECEIVABLE FROM RELATED PARTIES AND UNDERWRITERS,
              PROMOTERS, AND EMPLOYEES OTHER THAN RELATED PARTIES
                            (IN MILLIONS OF DOLLARS)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                                                BALANCE AT
                                                                     DEDUCTIONS                 END OF YEAR
                                BALANCE AT                    -------------------------     -------------------
                                 BEGINNING                     AMOUNTS        AMOUNTS                     NOT
        NAME OF DEBTOR            OF YEAR       ADDITIONS     COLLECTED     WRITTEN OFF     CURRENT     CURRENT
- ------------------------------  -----------     ---------     ---------     -----------     -------     -------
1992
  J.A. Bonn(1)................      $.1                         $  .1
1991
  J.M. Seidl(2)...............                    $ 1.3           1.3
  J.A. Bonn(1)................                       .1                                                   $.1
1990
  None........................

- ---------------

(1) This note bears interest at 7.09% per annum and is due on the earlier of demand, the termination of Mr. Bonn's employment, or on June 30, 1994. The interest is payable quarterly. The note is secured by real estate owned by Mr. Bonn. The full amount of the note was paid in March 1992.

(2) The note of $1.0, together with its accrued interest (at 8.9% per annum), was transferred to the Company by MAXXAM in September 1991 and was subsequently paid off in cash.

                                                                    SCHEDULE III

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                   CONDENSED BALANCE SHEETS -- PARENT COMPANY
                            (IN MILLIONS OF DOLLARS)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1992        1991
                                                                           --------    --------
                                 ASSETS
CURRENT ASSETS -- CASH AND CASH EQUIVALENTS.............................   $     .7    $     .4
INVESTMENTS -- KACC.....................................................    1,752.2     1,610.0
                                                                           --------    --------
          TOTAL.........................................................   $1,752.9    $1,610.4
                                                                           --------    --------
                                                                           --------    --------
                  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES.....................................................   $    1.1    $     .6
OTHER LONG-TERM LIABILITIES.............................................         .8         4.7
INTERCOMPANY NOTE PAYABLE TO KACC.......................................    1,185.8     1,049.3
STOCKHOLDERS' EQUITY:
  Preferred stock, par value $.05, authorized 20,000,000 shares;
     no shares issued or outstanding
  Common stock, par value $.01, authorized 100,000,000 shares;
     issued 57,327,279 and 57,250,000 shares in 1992 and 1991
     respectively.......................................................         .6          .6
  Additional capital....................................................      288.5       287.9
  Retained earnings.....................................................      276.1       267.3
                                                                           --------    --------
       Total stockholders' equity.......................................      565.2       555.8
                                                                           --------    --------
          TOTAL.........................................................   $1,752.9    $1,610.4
                                                                           --------    --------
                                                                           --------    --------

The accompanying notes to condensed financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                CONDENSED STATEMENTS OF INCOME -- PARENT COMPANY
                            (IN MILLIONS OF DOLLARS)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                       YEAR ENDED DECEMBER 31,
                                                                      --------------------------
                                                                       1992      1991      1990
                                                                      ------    ------    ------
EQUITY IN INCOME FROM CONTINUING
  OPERATIONS OF KACC...............................................   $159.7    $235.9    $317.7
ADMINISTRATIVE AND GENERAL EXPENSES................................       .2                  .3
                                                                      ------    ------    ------
OPERATING INCOME...................................................    159.5     235.9     317.4
OTHER INCOME (EXPENSE):
  Other income.....................................................      3.9       4.1       6.7
  Interest expense.................................................   (136.5)   (131.6)   (110.4)
                                                                      ------    ------    ------
NET INCOME.........................................................   $ 26.9    $108.4    $213.7
                                                                      ------    ------    ------
                                                                      ------    ------    ------

The accompanying notes to condensed financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

              CONDENSED STATEMENTS OF CASH FLOWS -- PARENT COMPANY
                            (IN MILLIONS OF DOLLARS)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                     YEAR ENDED DECEMBER 31,
                                                                 -------------------------------
                                                                  1992        1991        1990
                                                                 -------     -------     -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................................   $  26.9     $ 108.4     $ 213.7
  Adjustments to reconcile net income to net cash
     used for operating activities:
     Equity income............................................    (159.7)     (235.9)     (314.4)
     Accrued interest on Intercompany note payable to KACC....     136.5       120.3       107.2
     (Decrease) increase in other liabilities.................      (3.4)         .5        (6.4)
                                                                 -------     -------     -------
       Net cash provided by (used for) operating activities...        .3        (6.7)         .1
CASH FLOWS FROM INVESTING ACTIVITIES:
  Dividends received from subsidiary..........................      11.4        93.0
  Investment in subsidiary....................................       (.6)      (23.3)
                                                                 -------     -------     -------
       Net cash provided by investing activities..............      10.8        69.7
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid..............................................     (11.4)      (55.7)
  Capital stock issued........................................        .6        93.2
  Prepayment of notes payable to parent.......................                (100.2)
                                                                 -------     -------     -------
       Net cash used for financing activities.................     (10.8)      (62.7)
Net increase in cash and cash equivalents during the year.....        .3          .3          .1
Cash and cash equivalents at beginning of year................        .4          .1         nil
                                                                 -------     -------     -------
Cash and cash equivalents at end of year......................   $    .7     $    .4     $    .1
                                                                 -------     -------     -------
                                                                 -------     -------     -------
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  FINANCIAL ACTIVITIES:
Contribution to capital of notes payable to parent with
  accrued interest............................................               $  53.9

The accompanying notes to condensed financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

           NOTES TO CONDENSED FINANCIAL STATEMENTS -- PARENT COMPANY
                            (IN MILLIONS OF DOLLARS)

1. BASIS OF PRESENTATION

     The accompanying parent company financial statements of Kaiser Aluminum Corporation ("Kaiser") should be read in conjunction with the 1992 consolidated financial statements of Kaiser and Subsidiary Companies.

     Kaiser is a holding company and conducts its operations through subsidiary companies which are reported herein using the equity method of accounting. The principal subsidiary is Kaiser Aluminum & Chemical Corporation ("KACC").

2. INTERCOMPANY NOTE PAYABLE

     The Intercompany Note to KACC bears interest at a fixed rate of 13%. No interest or principal payments are due until December 31, 2000, after which interest and principal will be payable over a 15-year term pursuant to a predetermined schedule.

3. RESTRICTED NET ASSETS

     The investment in KACC is substantially unavailable to Kaiser pursuant to the terms of KACC's 1989 Credit Agreement. The obligations of KACC in respect of the credit facilities under the 1989 Credit Agreement are guaranteed by Kaiser and by a number of wholly owned subsidiaries of KACC. See Note 4 to the consolidated financial statements.

4. DIVIDENDS

     Kaiser received $11.4, $93.0, and nil in cash dividends on common stock of KACC in 1992, 1991, and 1990, respectively.

                                                                      SCHEDULE V

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                   CONSOLIDATED PROPERTY, PLANT AND EQUIPMENT
                            (IN MILLIONS OF DOLLARS)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                        BALANCE                                 OTHER
                                           AT                                   CHANGE      BALANCE
                                        BEGINNING                                ADD        AT END
             DESCRIPTION                OF YEAR      ADDITIONS    RETIREMENTS  (DEDUCT)     OF YEAR
- -------------------------------------   --------     ---------    -----------  --------     --------
Year ended December 31, 1992:
  Land...............................   $   49.5       $ 11.0                   $24.3       $   84.8
  Land improvements..................       33.7          5.5                    (0.2)          39.0
  Buildings..........................      135.3         16.6       $ (.2)        3.3          155.0
  Machinery and equipment............      925.7         94.6        (4.8)       (4.8)       1,010.7
  Leasehold improvements.............        5.8          3.3                                    9.1
  Construction in progress...........       87.5        (16.6)        (.1)        (.5)          70.3
                                        --------       ------       -----       -----       --------
          Total......................   $1,237.5       $114.4       $(5.1)      $22.1(1)    $1,368.9
                                        --------       ------       -----       -----       --------
                                        --------       ------       -----       -----       --------
Year ended December 31, 1991:
  Land...............................   $   43.3       $  1.4       $ (.2)      $ 5.0       $   49.5
  Land improvements..................       27.7          1.8                     4.2           33.7
  Buildings..........................      123.5          5.9         (.7)        6.6          135.3
  Machinery and equipment............      866.7         71.6        (6.0)       (6.6)         925.7
  Leasehold improvements.............        5.0           .7                      .1            5.8
  Construction in progress...........       52.4         36.7         (.1)       (1.5)          87.5
                                        --------       ------       -----       -----       --------
          Total......................   $1,118.6       $118.1       $(7.0)      $ 7.8       $1,237.5
                                        --------       ------       -----       -----       --------
                                        --------       ------       -----       -----       --------
Year ended December 31, 1990:
  Land...............................   $   21.1       $   .3                   $21.9(3)    $   43.3
  Land improvements..................       37.3          2.5                   (12.1)(3)       27.7
  Buildings..........................      109.5          9.6       $ (.6)        5.0(3)       123.5
  Machinery and equipment............      771.8        115.5        (2.4)      (18.2)(3)      866.7
  Leasehold improvements.............        2.7           .2                     2.1(3)         5.0
  Construction in progress...........       71.6        (17.8)(2)                (1.4)(3)       52.4
                                        --------       ------       -----       -----       --------
          Total......................   $1,014.0       $110.3       $(3.0)      $(2.7)      $1,118.6
                                        --------       ------       -----       -----       --------
                                        --------       ------       -----       -----       --------

- ---------------

(1) Consists principally of reclassifications from other current and long-term assets to property, plant and equipment.

(2) Represents $128.1 transfer to other fixed asset categories net of $110.3 additions to construction in progress in 1990.

(3) Consists principally of reclassifications between asset categories of the 1989 consolidation of Alpart and purchase accounting valuation adjustments of domestic assets.

                                                                     SCHEDULE VI

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

             ACCUMULATED DEPRECIATION, DEPLETION, AND AMORTIZATION
                 OF CONSOLIDATED PROPERTY, PLANT, AND EQUIPMENT
                            (IN MILLIONS OF DOLLARS)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                       BALANCE AT                                     OTHER        BALANCE AT
                                       BEGINNING                                      CHANGE         END OF
             DESCRIPTION                OF YEAR       ADDITIONS     RETIREMENTS    ADD (DEDUCT)       YEAR
- -------------------------------------  ----------     ----------    -----------    ------------    ----------
Year ended December 31, 1992:
  Depletable land....................    $  1.2         $   .3                                       $  1.5
  Land improvements..................       4.8            1.6                        $  (.1)           6.3
  Buildings..........................      21.9            7.3         $ (.1)            1.6           30.7
  Machinery and equipment............     193.2           70.5          (1.1)           (1.4)         261.2
  Leasehold improvements.............       1.9             .6                           (.1)           2.4
                                       ----------     ----------    -----------       ------       ----------
          Total......................    $223.0         $ 80.3         $(1.2)            nil         $302.1
                                       ----------     ----------    -----------       ------       ----------
                                       ----------     ----------    -----------       ------       ----------
Year ended December 31, 1991:
  Depletable land....................    $   .7         $   .5                                       $  1.2
  Land improvements..................       3.5            1.1                        $   .2            4.8
  Buildings..........................      14.6            6.5         $ (.1)             .9           21.9
  Machinery and equipment............     128.3           64.5          (1.6)            2.0          193.2
  Leasehold improvements.............       1.2             .6                            .1            1.9
                                       ----------     ----------    -----------       ------       ----------
          Total......................    $148.3         $ 73.2         $(1.7)         $  3.2         $223.0
                                       ----------     ----------    -----------       ------       ----------
                                       ----------     ----------    -----------       ------       ----------
Year ended December 31, 1990:
  Depletable land....................    $   .5         $   .3                        $  (.1)        $   .7
  Land improvements..................       2.4            1.3                           (.2)           3.5
  Buildings..........................      10.6            6.6                          (2.6)          14.6
  Machinery and equipment............      63.9           61.7         $ (.7)            3.4          128.3
  Leasehold improvements.............        .6             .6                                          1.2
                                       ----------     ----------    -----------       ------       ----------
          Total......................    $ 78.0         $ 70.5         $ (.7)         $   .5         $148.3
                                       ----------     ----------    -----------       ------       ----------
                                       ----------     ----------    -----------       ------       ----------

                                                                     SCHEDULE IX

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                       CONSOLIDATED SHORT-TERM BORROWINGS
                            (IN MILLIONS OF DOLLARS)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                    MAXIMUM         AVERAGE         WEIGHTED
                                                   WEIGHTED         AMOUNTS         AMOUNT           AVERAGE
           CATEGORY OF              BALANCE         AVERAGE       OUTSTANDING     OUTSTANDING     INTEREST RATE
        AGGREGATE SHORT-           AT END OF       INTEREST         DURING        DURING THE       DURING THE
         TERM BORROWINGS              YEAR           RATE          THE YEAR         YEAR(1)          YEAR(2)
- ---------------------------------  ----------     -----------     -----------     -----------     -------------
  Bank borrowings(3)
  1992...........................     $4.8            4.8%           $52.8           $29.6              4.7%
  1991...........................      6.3             4.9            50.6            29.2              7.0
  1990...........................                      8.7            35.9             8.8              9.3

- ---------------

(1) Based on outstanding borrowings at the end of each month.

(2) Based on outstanding borrowings and weighted average interest rates at the end of each month.

(3) Short-term bank borrowings are made available on an uncommitted basis and no fee is charged. Maturities generally range from one to ten days with no formal provisions for the extension of maturities. Interest rates are based upon short-term prevailing rates.

                                                                      SCHEDULE X

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

           SUPPLEMENTARY CONSOLIDATED INCOME STATEMENT INFORMATION(1)
                            (IN MILLIONS OF DOLLARS)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                CHARGED TO COSTS AND EXPENSES
                                                                   YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                1992         1991         1990
                                                               ------       ------       ------
Maintenance and repairs......................................  $147.0       $161.4       $157.7
                                                               ------       ------       ------
                                                               ------       ------       ------
Taxes, other than payroll and income
  taxes -- production levy on bauxite........................  $ 31.5       $ 34.0       $ 33.8
                                                               ------       ------       ------
                                                               ------       ------       ------

- ---------------

(1) The amounts for amortization of intangible assets and preoperating costs and similar deferrals, royalties, and advertising costs are not reported as these items did not exceed 1% of sales and revenues.

NOTE: ALL OTHER SCHEDULES ARE INAPPLICABLE OR THE REQUIRED INFORMATION IS
      INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS OR THE NOTES THERETO.

                                 EXHIBIT INDEX

     EXHIBIT NO.                                                                       EXHIBIT
- ---------------------                                                                -----------
         1.1         Form of Purchase Agreement
         4.1         Indenture (the "12 3/4% Note Indenture"), dated February 1,
                       1993, among Kaiser Aluminum & Chemical Corporation, as
                       Issuer ("KACC"), Kaiser Alumina Australia Corporation
                       ("KAAC"), Alpart Jamaica Inc. ("AJI") and Kaiser Jamaica
                       Corporation ("KJC"), as Subsidiary Guarantors, and The
                       First National Bank of Boston, as Trustee, regarding KACC's
                       12 3/4% Senior Subordinated Notes Due 2003 (incorporated by reference to Exhibit 4.1 to Amendment No. 5 to the
                       Registration Statement on Form S-2 dated January 22, 1993, filed by KACC, Registration No. 33-48260; "KACC's 1993
                       Registration Statement")
         4.2         First Supplemental Indenture, dated as of May 1, 1993
                       (incorporated by reference to Exhibit 4.2 to the Report on
                       Form 10-Q for the quarterly period ended June 30, 1993 of
                       KACC, filed August 10, 1993, File No. 1-3605; "KACC June
                       1993 Form 10-Q")
         4.3         Form of Indenture, to be entered into by KACC, as Issuer,
                       KAAC, AJI and KJC, as Subsidiary Guarantors, and First
                       Trust National Association, as Trustee, regarding KACC's
                       Senior Notes due 2002
         4.4         Credit Agreement, dated December 13, 1989 (the "Credit
                       Agreement"), among the Registrant, KACC, the financial
                       institutions a party thereto, Bank of America National
                       Trust and Savings Association, as Agent, and Mellon Bank,
                       N.A., as Collateral Agent (incorporated by reference to
                       Exhibit 4.3 to Amendment No. 5 to the Registration State-
                       ment on Form S-1, dated December 13, 1989, filed by KACC,
                       Registration No. 33-30645; "KACC's 1989 Registration
                       Statement")
         4.5         First Amendment to the Credit Agreement, dated April 17, 1990
                       (incorporated by reference to Exhibit 4.2 to the Report on
                       Form 10-Q for the quarterly period ended September 30,
                       1990, of MAXXAM, filed November 6, 1990, File No. 1-3924;
                       the "September 1990 MAXXAM Form 10-Q")
         4.6         Second Amendment to the Credit Agreement, dated September 17,
                       1990 (incorporated by reference to Exhibit 4.3 to the
                       September 1990 MAXXAM Form 10-Q)
         4.7         Third Amendment to the Credit Agreement, dated December 7,
                       1990 (incorporated by reference to Exhibit 4.6 to Amendment
                       No. 1 to the Registration Statement on Form S-1, dated
                       February 13, 1991, filed by the Registrant, Registration
                       No. 33-37895)
         4.8         Fourth Amendment to the Credit Agreement, dated April 19,
                       1991 (incorporated by reference to Exhibit 4.1 to the
                       Report on Form 10-Q for the quarterly period ended March
                       31, 1991, filed by KACC, File No. 1-3605)
         4.9         Fifth Amendment to the Credit Agreement, dated March 13, 1992
                       (incorporated by reference to Exhibit 4.8 to Form 10-K for the period ended December 31, 1991, filed by the
                       Registrant, File No. 1-9447)
         4.10        Seventh Amendment to the Credit Agreement, dated November 6,
                       1992 (incorporated by reference to Exhibit 4.10 to
                       Amendment No. 5 to KACC's 1993 Registration Statement)
         4.11        Eighth Amendment to the Credit Agreement, dated January 7,
                       1993 (incorporated by reference to Exhibit 4.12 to
                       Amendment No. 5 to KACC's 1993 Registration Statement)

     EXHIBIT NO.                                                                       EXHIBIT
- ---------------------                                                                -----------
         4.12        Ninth Amendment to Credit Agreement, dated as of May 19, 1993
                       (including the form of Intercompany Note annexed as an
                       Exhibit thereto) (incorporated by reference to Exhibit 4.10 to Amendment No. 2 to the Registration Statement on Form
                       S-1, dated June 22, 1993, filed by the Registrant,
                       Registration No. 33-49555; the "The Registrant's 1993
                       Registration Statement")
         4.13        Tenth Amendment to Credit Agreement, dated as of July 23,
                       1993, (incorporated by reference to Exhibit 4.13 to the
                       Registration Statement on Form S-3, dated August 26, 1993, filed by KACC, Registration No. 33-50097)
         4.14        Eleventh Amendment to Credit Agreement, dated as of August
                       27, 1993, (incorporated by reference to Exhibit 4.13 to the
                       Registration Statement on Form S-3, dated October 13, 1993, filed by the Registrant, Registration No. 33-50581)
         4.15        Twelfth Amendment to Credit Agreement
         4.16        Form of Intercompany Note between the Registrant and KACC
                       (incorporated by reference to Exhibit 4.2 to Amendment No.
                       5 to KACC's 1989 Registration Statement)
         4.17        Certificate of Designations of Series A Mandatory Conversion
                       Premium Dividend Preferred Stock of the Registrant, dated
                       June 28, 1993 (incorporated by reference to Exhibit 4.3 of the KACC's June 1993 Form 10-Q)
         4.18        Deposit Agreement between the Registrant and The First
                       National Bank of Boston, dated as of June 30, 1993
                       (incorporated by reference to Exhibit 4.4 of the KACC's
                       June 1993 Form 10-Q)
         4.19        Form of Certificate of Designations of PRIDES
         4.20        Form of Credit Agreement to be entered into by the
                       Registrant, KACC, certain financial institutions and
                       BankAmerica Business Credit, Inc., as Agent
         4.21        Form of Intercompany Note between the Company and KACC
                     Note: The Registrant has not filed certain long-term debt
                       instruments not being registered with the Securities and
                       Exchange Commission where the total amount of indebtedness authorized under any such instrument does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees and undertakes to furnish a copy of any such instrument to the Securities and Exchange Commission upon its request.
         5.1         Opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                       as to the validity of the securities being registered
                       hereunder
         8.1         Opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                       as to Tax Matters.
        12           Ratio of earnings to combined fixed charges and preferred
                       stock dividends
        21           Subsidiaries of the Company (incorporated by reference to
                       Exhibit 22 to Form 10-K for the period ended December 31,
                       1992, filed by the Registrant File No. 1-9447)
       *23.1         Consent of Arthur Andersen & Co.

     EXHIBIT NO.                                                                       EXHIBIT
- ---------------------                                                                -----------
        23.2         Consent of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                       (included in Exhibit 5)
        24           Power of Attorney (included on signature page of this
                       Registration Statement)

- ---------------
 * Filed herewith.